Exhibit 2.1

EQUITY PURCHASE AGREEMENT

BY AND AMONG

TITAN HOLDINGS I B.V.,

TITAN HOLDINGS COÖPERATIEF U.A.

AND

SONOCO PRODUCTS COMPANY

DATED AS OF JUNE 22, 2024

TABLE OF CONTENTS

Page

Article 1 DEFINITIONS		2

1.1	Definitions	2
1.2	Other Capitalized Terms	26
1.3	Interpretive Provisions	28

Article 2 CALCULATION OF PURCHASE PRICE AND PAYMENT		30

2.1	Purchase and Sale of the Purchased Interests	30
2.2	Closing Actions	31
2.3	Purchase Price Adjustment	33
2.4	Purchase Price Allocation	36
2.5	Stock Consideration Reduction	37
2.6	Withholding	37

Article 3 THE CLOSING		38

3.1	Closing; Closing Date	38

Article 4 REPRESENTATIONS AND WARRANTIES OF THE SELLER		38

4.1	Organization	38
4.2	Binding Obligations	38
4.3	No Defaults or Conflicts	39
4.4	No Governmental Authorization Required	39
4.5	The Purchased Interests	39
4.6	Litigation	40
4.7	International Trade Laws	40
4.8	Brokers	40
4.9	Seller’s Reliance	40
4.10	Exclusivity of Representations	41
4.11	Investment Purpose	41

Article 5 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		42

5.1	Organization and Qualification	42
5.2	Capitalization of the Company	42
5.3	Subsidiaries	43
5.4	Binding Obligation	44
5.5	No Defaults or Conflicts	44
5.6	No Governmental Authorization Required	45
5.7	Financial Statements; No Undisclosed Liabilities	45
5.8	Intellectual Property	46
5.9	Data Protection and Data Privacy	48
5.10	Compliance with Laws	49

i

5.11	Contracts	50
5.12	Litigation	53
5.13	Taxes	53
5.14	Permits	55
5.15	Employee Benefit Plans	55
5.16	Employment and Labor Relations	57
5.17	Environmental Compliance	58
5.18	Insurance	58
5.19	Title to Assets; Real Property	59
5.20	Affiliate Transactions	60
5.21	Customers and Suppliers	60
5.22	Absence of Certain Changes	61
5.23	Product Liability; Product Warranty	61
5.24	Brokers	61
5.25	Subsidies	62
5.26	Company’s Reliance	62
5.27	Exclusivity of Representations	62

Article 6 REPRESENTATIONS AND WARRANTIES OF THE BUYER		63

6.1	Organization	63
6.2	Capitalization	63
6.3	Binding Obligation	64
6.4	No Defaults or Conflicts	64
6.5	No Governmental Authorization or Consents Required	65
6.6	Buyer Reports; Financial Statements	65
6.7	Brokers	67
6.8	Debt Financing	67
6.9	Sufficiency of Funds	68
6.10	Compliance with Laws	68
6.11	Litigation	68
6.12	Solvency	68
6.13	Buyer’s Reliance	69
6.14	Exemption from Registration	70
6.15	Status of Securities	70
6.16	Investment Purpose	70
6.17	U.S. Real Property Holding Corporation	70
6.18	Form S-3	70
6.19	No Rights Agreement	71
6.20	Listing and Maintenance Requirements	71
6.21	Exclusivity of Representations	71

Article 7 COVENANTS		71

7.1	Conduct of Business of the Company Group	71
7.2	Conduct of Business of the Buyer	75
7.3	Access to Information; Confidentiality; Public Announcements	75
7.4	Filings and Authorizations; Consummation	76

7.5	Employee Matters	79
7.6	Section 280G Approval	80
7.7	Labor Matters	80
7.8	State Securities Laws	81
7.9	Further Assurances	81
7.10	Officer and Director Indemnification and Insurance	81
7.11	Termination of Affiliate Obligations	83
7.12	Exclusivity	83
7.13	Waiver of Conflicts Regarding Representation	84
7.14	Access to Books and Records	85
7.15	Company Obligations in Respect of Buyer Financing	85
7.16	Buyer Obligations in Respect of Buyer Financing	90
7.17	Excess Overpayments	92
7.18	Frustration of Closing Conditions	92
7.19	R&W Insurance Policy	92
7.20	Tax Matters	93
7.21	Payoff Letters	95
7.22	Treatment of Existing Notes	95
7.23	Buyer Common Shares	96
7.24	Stock Exchange Listing	96
7.25	Form S-3	96
7.26	Resignations	96
7.27	Restrictive Covenants	97
7.28	Certain Actions	99
7.29	Settlement of Intercompany Receivable Amount	99
7.30	Certain Restraints	99

Article 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER		99

8.1	Representations and Warranties Accurate	99
8.2	Performance	99
8.3	Officer’s Certificate	99
8.4	Antitrust and Other Laws	100
8.5	No Injunctions	100
8.6	No Illegality	100
8.7	No Company Material Adverse Effect	100
8.8	Closing Deliveries	100

Article 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER AND THE COMPANY		100

9.1	Representations and Warranties Accurate	100
9.2	Performance	101
9.3	Officer Certificate	101
9.4	Antitrust and Other Laws	101
9.5	Stock Exchange Listing	101
9.6	No Injunctions	101
9.7	No Illegality	101
9.8	No Buyer Material Adverse Effect	102

Article 10 TERMINATION		102

10.1	Termination	102
10.2	Effect of Termination	103

Article 11 MISCELLANEOUS		104

11.1	No Survival	104
11.2	Indemnification	105
11.3	Expenses	106
11.4	Amendment	106
11.5	Entire Agreement	107
11.6	Headings	107
11.7	Notices	107
11.8	Exhibits and Schedules	108
11.9	Waiver	109
11.10	Binding Effect; Assignment	109
11.11	No Third Party Beneficiary	109
11.12	Counterparts	109
11.13	Release	110
11.14	Governing Law and Jurisdiction	112
11.15	WAIVER OF JURY TRIAL	112
11.16	Conveyance Taxes	112
11.17	Specific Performance	113
11.18	Non-Recourse	114
11.19	Severability	114
11.20	Financing Sources	115

EXHIBITS; SCHEDULES

Exhibit A	Accounting Methodology
Exhibit B	Form of Adjustment Escrow Agreement
Exhibit C	Current Assets and Liabilities

Disclosure Letter

Buyer Disclosure Letter

EQUITY PURCHASE AGREEMENT

EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of June 22, 2024, by and among the Seller (as defined below), the Company (as defined below) and the Buyer (as defined below).

RECITALS

WHEREAS, Titan Holdings Coöperatief U.A., a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijkheid), incorporated under the laws of the Netherlands, having its official seat in Amsterdam, its registered office address at Keizersgracht 555, 1017 DR Amsterdam, the Netherlands, and registered in the Dutch trade register under number 82438102 (the “Seller”) directly owns all of the issued and outstanding equity interests in Titan Holdings I B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, its registered office at Keizersgracht 555, 1017 DR Amsterdam, the Netherlands, and registered with the Dutch trade register under registration number 82439613 (the “Company”) (such interests, the “Purchased Interests”);

WHEREAS, on June 22, 2024 (the “Put Option Agreement Date”), the Buyer delivered to the Seller and the Company a written, binding and irrevocable put option regarding the acquisition of the Purchased Interests from the Seller pursuant to the terms and conditions of that certain Put Option Agreement entered into by and among the Buyer, the Seller and the Company on the Put Option Agreement Date (the “Put Option Agreement”);

WHEREAS, prior to the date of this Agreement, the Company Group has completed the consultation process with the European Works Council of the Company Group in connection with the transactions contemplated by this Agreement; and

WHEREAS, the Seller has agreed to sell, convey, assign, transfer and deliver to the Buyer, and the Buyer has agreed to purchase, acquire and accept from the Seller, all of the Purchased Interests on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article 1

DEFINITIONS

1.1           Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“Accounting Methodology” means (a) first, the accounting methods, policies, practices, principles and procedures specifically set forth on Exhibit A, (b) second, to the extent not addressed in clause (a) above, the same accounting principles, policies, procedures, applications, categorizations, definitions, methods, practices and techniques and valuation and estimation methodologies (including in respect of the exercise of management judgment) adopted and utilized in the Audited Financial Statements; and (c) to the extent not otherwise addressed in clause (a) and (b) above, IFRS, consistently applied. For the avoidance of doubt, clause (a) shall take precedence over clause (b) and clause (c), and clause (b) shall take precedence over clause (c).

“Action” means any action, claim, charge, demand, complaint, hearing, suit, audit, appeal, challenge, notice of violation, citation, summons, subpoena, arbitration, mediation or other proceeding, in each case, before any Governmental Authority, whether civil, criminal, administrative or otherwise, in law or in equity.

“Adjustment Escrow Account” means the account(s) into which the Adjustment Escrow Amount is deposited.

“Adjustment Escrow Agent” means Citibank, N.A.

“Adjustment Escrow Agreement” means the Adjustment Escrow Agreement substantially in the form attached hereto as Exhibit B.

“Adjustment Escrow Amount” means €30,000,000.

“Affiliate” means, as to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of Equity Securities, by Contract or otherwise; provided, that (a) except for purposes of (i) clause (xv) of the definition of “Indebtedness,” Section 5.7(f), Section 5.20, Section 7.3(c), Section 7.4(f), Section 7.11, Section 7.12, Section 7.27(a), Section 11.13(a) and Section 11.18, no investment fund and (ii) Section 5.20, Section 7.11, Section 11.13(a) and Section 11.18, no portfolio company of any investment fund affiliated with or managed by KPS Capital Partners, LLC (other than the Company Group) shall be deemed to be an Affiliate of any member of the Company Group or the Seller, (b) neither CROWN Packaging European Holdings GmbH nor any of its Affiliates (collectively, “CROWN Packaging”) shall be deemed to be an Affiliate of any member of the Company Group or the Seller, and (c) from and after the Closing, the Seller shall not be deemed an Affiliate of the Buyer or any member of the Company Group.

“Affiliated Group” means a group of Persons that elects, is required to or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group or other group recognized by applicable Tax Law.

“Agent” has the meaning set forth in the definition of Credit Facilities.

“Agreed Buyer Share Issue Price” means the price per Buyer Common Share (in United States Dollars) equal to the “public offering price” stated on the cover of the prospectus supplement or, if there is no “public offering price” stated, the price to be paid by the underwriter(s) stated on the cover of the prospectus supplement, in the Qualified Common Shares Offering (as equitably adjusted for stock dividends, stock splits, combinations, reorganizations, recapitalizations, reclassifications or other similar events involving a change in the capital structure of the Buyer).

“Agreed Shares” means, if applicable, the number of Buyer Common Shares equal to the quotient of (x) the Agreed Stock Consideration Value divided by (y) the Agreed Buyer Share Issue Price (rounded up to the nearest whole share) (as converted from United States Dollars to Euros on the basis of an EUR/USD exchange rate of 1.079).

“Agreed Stock Consideration Value” means, subject to the last sentence of this definition, (a) if the Buyer does not consummate a Qualified Common Shares Offering, an amount equal to €0 and (b) if the Buyer consummates a Qualified Common Shares Offering, an amount (not less than zero) equal to the difference between $500,000,000 and the proceeds (net of customary underwriting discounts and commissions) to the Buyer in the Qualified Common Shares Offering, or such lesser amount (not less than zero) as the Buyer may inform the Seller of in the written statement delivered pursuant to Section 2.5; provided, however, that notwithstanding anything in this Agreement to the contrary, if the Agreed Stock Consideration Value is not equal to €0 pursuant to the foregoing clause (a), in no event shall the Agreed Stock Consideration Value (1) be equal to an amount less than $50,000,000 or (2) equal or exceed an amount that would result in the Seller beneficially owning (after giving effect to such issuance and calculated in accordance with Rule 13d-3 under the Exchange Act) a number of Buyer Common Shares equal to more than 9.9% of the issued and outstanding (x) Voting Securities of the Buyer or (y) Buyer Common Shares, in each case as of the Closing Date. The Agreed Stock Consideration Value shall be converted from United States Dollars to Euros on the basis of an EUR/USD exchange rate of 1.079.

“Ancillary Agreements” means the Adjustment Escrow Agreement and all other agreements, documents and instruments required to be delivered by any Party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to the Closing in connection with this Agreement or the transactions contemplated hereby.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, any applicable national and international Law enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, or any other applicable anti-corruption or anti-bribery Law.

“Antitrust Laws” means (a) any United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition and (b) any United States federal or state or foreign Laws governing foreign direct (or indirect) investment.

“Audited Financial Statements” has the meaning set forth in the definition of Financial Statements.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by Law or executive order to close; provided, that solely for purposes of determining the Closing Date, “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, Amsterdam, the Netherlands or any other city where payments are required to be made pursuant to Section 2.2 are expressly authorized or required by Law or executive order to close.

“Buyer” means Sonoco Products Company, a South Carolina corporation.

“Buyer Common Shares” means shares of common stock, with no par value, of the Buyer.

“Buyer Disclosure Letter” means the disclosure letter delivered by the Buyer to the Seller and the Company.

“Buyer Financing” means (a) any financing of the type committed by parties to the Debt Commitment Letter or to be incurred in lieu of such committed debt financing in connection with the transactions contemplated hereby, including the Debt Financing and the “Term Facility”, “Equity Financing” and “Senior Notes” referred to in the Debt Commitment Letter, (b) the Qualified Common Shares Offering and (c) and any other registered public offering under the Securities Act of debt, equity or equity-linked securities of the Buyer or any of its Subsidiaries or any private placement of such securities pursuant to Rule 144A or Regulation S under the Securities Act or any other exemption from registration under the Securities Act (including in exchange for any outstanding debt of the Company or the other members of the Company Group); provided that Buyer Financing does not include any issuance of the Agreed Shares pursuant to this Agreement.

“Buyer Fundamental Representations” means the representations and warranties of the Buyer contained in Section 6.1 (Organization), Section 6.3 (Binding Obligation), Section 6.7 (Brokers) and Section 6.15 (Status of Securities).

“Buyer Material Adverse Effect” means any change, event, circumstance, effect, development, condition or occurrence (each, an “Effect”) which, individually or together with any other Effects, (a) would, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements or (b) has had or is reasonably expected to have a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Buyer and its Subsidiaries, taken as a whole; provided, however, that with respect to this clause (b) only, no Effect resulting from or arising out of any of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been, a “Buyer Material Adverse Effect”: (i) any Effects that generally affect the industries or segments in which the Buyer and its Subsidiaries operate (including industry consolidation changes), (ii) any national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein), or events in general, including the results of any primary or general elections, or any statements or other proclamations of public officials, or changes in policy related thereto (including international tariffs, trade policy or any “trade war” or similar actions), (iii) any actual or potential sequester, stoppage, shutdown, default or similar event, or occurrence by, or involving any Governmental Authority, (iv) any Effects affecting any financial, equity, debt, credit, currency, capital or banking markets or conditions (including any disruption thereof), (v) changes in (A) interest, currency or exchange rates, (B) the price of any security or market index or (C) inflation, (vi) any Effects affecting the market for commodities, including any change in the price or availability of commodities, (vii) any Effects arising from changes in applicable Law or GAAP (including any interpretations thereof), in each case after the date hereof and to the extent applicable to the Buyer and its Subsidiaries (provided, that any such Effect to the extent arising from, or relating to, the failure of the Buyer or any of its Subsidiaries to comply with any change in applicable Law or GAAP shall not be disregarded under this clause), (viii) any Effects arising from the failure of the Buyer or any of its Subsidiaries to meet any internal or public projections, forecasts, budgets or estimates of or relating to the Buyer or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (but not the Effects underlying such failure to the extent such Effects would otherwise constitute a Buyer Material Adverse Effect under this definition), (ix) any Effects arising from the existence, occurrence, continuation, escalation, outbreak or worsening of any hostilities, war, special operations of Governmental Authorities, social unrest (whether or not violent), acts of terrorism, cyberattacks or military conflicts, whether or not pursuant to the declaration of an emergency or war by a Governmental Authority (which, for the avoidance of doubt, shall include Effects of sanctions or other laws, directives, policies, guidelines, or recommendations promulgated by any Governmental Authority in connection with geopolitical conflict, provided that any such Effect to the extent arising from, or relating to, the failure of the Buyer or any of its Subsidiaries to comply with any such sanctions or other laws, directives, policies, guidelines or recommendations shall not be disregarded under this clause), (x) any Effects arising from the existence, occurrence, continuation, escalation, outbreak or worsening of any earthquakes, floods, hurricanes, tropical storms, tornados, fires, nuclear incidents or other natural or man-made disasters, (xi) any Effects arising from a pandemic, epidemic, plague, or other outbreak of illness or other public health event (including monkeypox or similar viruses in the orthopoxvirus genus and viruses in the Alphainfluenzavirus genus) or COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures, (xii) the announcement of this Agreement solely to the extent such Effect relates to the specific identity of the Buyer or any of its Affiliates, Representatives or financing sources, (xiii) any Effects arising from any action taken to the extent expressly required by this Agreement and (xiv) any Effect that is cured by the Buyer prior to the termination of this Agreement; provided, further, however, that in the case of the foregoing clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (ix), (x) and (xi), to the extent that the Buyer and its Subsidiaries, taken as a whole, are adversely and disproportionately affected by such Effect relative to other similarly situated participants in the industries in which the Buyer and its Subsidiaries operate, such incremental disproportionate Effect may be taken into account in determining whether there has been a Buyer Material Adverse Effect.

“Cash Consideration” means an amount equal to:

(a)           the Estimated Purchase Price; minus

(b)           the Agreed Stock Consideration Value, if any.

“CIT Fiscal Unity” means the fiscal unity (fiscale eenheid) for Dutch corporate income tax purposes pursuant to Section 15 CITA between the Seller as parent company and the CIT Fiscal Unity Companies.

“CIT Fiscal Unity Companies” means the Company, Titan Holdings II B.V. and Kouti B.V.

“CIT Fiscal Unity Dissolution Date” means the date on which the CIT Fiscal Unity Companies cease to be a member of the CIT Fiscal Unity.

“CITA” means the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

“CIT Revaluation Event” means the application of the rule laid down in Section 15ai CITA (as amended or replaced from time to time).

“Closing Cash” means all cash and cash equivalents (including bank account balances and marketable securities) of the Company Group, determined on a consolidated basis as of the Reference Time in accordance with the Accounting Methodology, including (1) accrued but unpaid interest thereon to be received by the Company Group from a financial institution in respect of Company Group cash and cash equivalents held by such financial institution and (2) the amounts of any received but uncleared checks and wires issued prior to such time (e.g., deposits in transit), less the amounts of any issued but uncleared checks and wires issued prior to such time (e.g., outstanding checks), less any Restricted Cash, less 50% of any Divestiture Proceeds received by the Company Group prior to the Closing to the extent one hundred (100%) of such amounts would otherwise be included in Closing Cash; provided, however, that the calculation of the Closing Cash shall be reduced by (a) any cash used by the Company Group to pay dividends or distributions to any equity holders of the Company, (b) any cash used by the Company Group to pay any Company Expenses to the extent such use or transfer reduces Company Expenses, (c) to pay off any Indebtedness to the extent such use or transfer reduces Closing Indebtedness and (d) any cash used to make any payment in respect of an Affiliate Contract, in case of each of the foregoing clauses (a) through (d), between the Reference Time and the Closing. The definition of “Closing Cash” shall be subject to the terms and conditions of Section 7.28 of the Disclosure Letter.

“Closing Indebtedness” means the amount of Indebtedness of the Company Group determined on a consolidated basis as of immediately prior to the Closing, determined in accordance with the Accounting Methodology and without giving effect to the transactions contemplated hereby.

“Closing Working Capital” means, as of the Reference Time, all Current Assets minus all Current Liabilities determined in accordance with the Accounting Methodology and without giving effect to the transactions contemplated hereby.

“Code” means the Internal Revenue Code of 1986.

“Company Affiliated Group” means any Affiliated Group that has any member of the Company Group as its common parent.

“Company Expenses” means the legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses and all other fees, costs and expenses incurred by or on behalf of any member of the Company Group in connection with the transactions contemplated by this Agreement or any Ancillary Agreement, including fifty percent (50%) of any Divestiture Expenses, any transaction or retention bonuses (including, for the avoidance of doubt, one hundred percent (100%) of the portion of any retention payment that may become due after the Closing solely as a result of the consummation of the transactions contemplated by this Agreement, other than under any arrangement implemented by or at the written request or direction of the Buyer or any of its Affiliates), change-in-control payments, incentive and phantom equity payments or other similar amounts payable by any member of the Company Group to any current or former director, manager, officer or employee of, or individual consultant or individual independent contractor to, any member of the Company Group conditioned solely on the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, in each case to the extent not paid prior to the Closing (it being understood that any recoverable VAT shall not be included as a Company Expense), together with the employer portion of any employment, payroll, social security contributions, national insurance contributions or other similar Taxes related thereto to the extent that Company Group’s share of employment, payroll or other similar Taxes required to be paid with respect to the recipient of such payment in the year that includes the Closing Date exceeds the aggregate amount of employment, payroll or other similar Taxes that would otherwise have been due with respect to such recipient had the relevant payment not been made (in the case of each of the foregoing, calculated as though all such amounts were payable on the Closing Date); provided, however, that “Company Expenses” shall not include any amounts relating to, or liabilities for, (x) any “double-trigger” payments and (y) any other bonuses or payments that become payable under any arrangement implemented by or at the written request or direction of the Buyer or any of its Affiliates.

“Company Fundamental Representations” means the representations and warranties of the Company contained in Section 5.1 (Organization and Qualification), Section 5.2 (Capitalization of the Company), Section 5.3 (Subsidiaries), Section 5.4 (Binding Obligation), clause (i) of Section 5.20 (Affiliate Transactions) and Section 5.24 (Brokers).

“Company Group” means the Company and each Company Subsidiary.

“Company Group Confidential Information” means all information of the Company Group of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, financial condition, services, products or research or development of the Company Group Confidential Information includes, but is not limited to, the following (to the extent confidential or proprietary): (a) internal business and financial information (including information relating to strategic and staffing plans and practices, business, finances, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods), (b) identities of, individual requirements of, specific contractual arrangements with, and information about, the Company Group’s customers, suppliers, distributors, licensees, licensors, franchisees, independent contractors or other business relations and their confidential information, (c) trade secrets, know-how, compilations of data and analyses, techniques, systems, research, records, reports, manuals, documentation, models, data and data bases relating thereto and (d) all information with respect to other Company Intellectual Property.

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used or held for use in the business as currently conducted by the Company Group.

“Company Group Service Provider” means any current or former director, officer, employee, individual independent contractor or individual consultant of any member of the Company Group.

“Company IT Assets” means computers, Software, systems, databases, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology and communications equipment in each case, used or held for use in connection with the business of each member of the Company Group as currently conducted.

“Company Material Adverse Effect” means any Effect which, individually or together with any other Effects, (a) would, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Seller or the members of Company Group to consummate the transactions contemplated by this Agreement and the Ancillary Agreements or (b) has had or is reasonably expected to have a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company Group, taken as a whole; provided, however, that with respect to this clause (b) only, no Effect resulting from or arising out of any of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (i) any Effects that generally affect the industries or segments in which members of the Company Group operates (including industry consolidation changes), (ii) any national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein), or events in general, including the results of any primary or general elections, or any statements or other proclamations of public officials, or changes in policy related thereto (including international tariffs, trade policy or any “trade war” or similar actions), (iii) any actual or potential sequester, stoppage, shutdown, default or similar event, or occurrence by, or involving any Governmental Authority, (iv) any Effects affecting any financial, equity, debt, credit, currency, capital or banking markets or conditions (including any disruption thereof), (v) changes in (A) interest, currency or exchange rates, (B) the price of any security or market index or (C) inflation, (vi) any Effects affecting the market for commodities, including any change in the price or availability of commodities, (vii) any Effects arising from changes in applicable Law or IFRS (including any interpretations thereof), in each case after the date hereof and to the extent applicable to the Company Group (provided that any such Effect to the extent arising from, or relating to, the failure of any member of the Company Group to comply with any change in applicable Law or IFRS shall not be disregarded under this clause), (viii) any Effects arising from the failure of any member of the Company Group to meet any internal or public projections, forecasts, budgets or estimates of or relating to any member of the Company Group for any period, including with respect to revenue, earnings, cash flow or cash position (but not the Effects underlying such failure to the extent such Effects would otherwise constitute a Company Material Adverse Effect under this definition), (ix) any Effects arising from the existence, occurrence, continuation, escalation, outbreak or worsening of any hostilities, war, special operations of Governmental Authorities, social unrest (whether or not violent), acts of terrorism, cyberattacks or military conflicts, whether or not pursuant to the declaration of an emergency or war by a Governmental Authority (which, for the avoidance of doubt, shall include Effects of sanctions or other laws, directives, policies, guidelines, or recommendations promulgated by any Governmental Authority in connection with geopolitical conflict, provided that any such Effect to the extent arising from, or relating to, the failure of the Company or any of its Subsidiaries to comply with any such sanctions or other laws, directives, policies, guidelines or recommendations shall not be disregarded under this clause), (x) any Effects arising from the existence, occurrence, continuation, escalation, outbreak or worsening of any earthquakes, floods, hurricanes, tropical storms, tornados, fires, nuclear incidents or other natural or man-made disasters, (xi) any Effects arising from a pandemic, epidemic, plague, or other outbreak of illness or other public health event (including monkeypox or similar viruses in the orthopoxvirus genus and viruses in the Alphainfluenzavirus genus) or COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures, (xii) the announcement of this Agreement solely to the extent such Effect relates to the specific identity of the Buyer or any of its Affiliates, Representatives or financing sources, (xiii) any Effects arising from any action taken to the extent expressly required by this Agreement and (xiv) any Effect that is cured by the Company prior to the termination of this Agreement; provided, further, however, that in the case of the foregoing clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (ix), (x) and (xi), to the extent that the Company Group, taken as a whole, is adversely and disproportionately affected by such Effect relative to other similarly situated participants in the tinplate or aluminum packaging manufacturing industry in the United Kingdom or the European Union, such incremental disproportionate Effect may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Plans” means each written or unwritten employee benefit plan, stock purchase, stock option, incentive or phantom equity, severance, employment, change-in-control, fringe benefit, Collective Bargaining Agreements, bonus, incentive, lump sum, gratuity, deferred compensation, profit sharing, pension, retirement, death, post-employment or similar benefit and all other employee benefit plans, agreements, programs, policies or other arrangements, that are maintained, sponsored or contributed to by any member of the Company Group for the benefit of a current or former employee, director or officer of any member of the Company Group or which any member of the Company Group has any present or future material liability (other than (A) any Multiemployer Plan (as defined below), (B) any plan or program maintained by a Governmental Authority to which any member of the Company Group or Affiliate thereof is required to contribute pursuant to applicable Law or (C) any standard form at-will offer letters or employment agreements (so long as each such standard form thereof has been provided to the Buyer)).

“Contract” means any contract, subcontract, note, mortgage, bond, loan, lease, sublease, indenture, guaranty, obligation, agreement, license, sublicense, commitment, arrangement, undertaking or understanding, whether written or oral, including all amendments and other modifications thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any action or inaction by any member of the Company Group in response to COVID-19, including any workforce reduction, in each case to the extent required by or consistent with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority or any industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including any disaster plan of any member of the Company Group or any change in applicable Laws related to, in connection with or in response to COVID-19.

“Credit Facilities” means that certain Senior Facilities Agreement, dated 15 July 2021 (as amended, restated, supplemented or otherwise modified from time to time, including pursuant to incremental facility notices related thereto), by and among Kouti B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its official seat (statutaire zetel) in Amsterdam, the Netherlands and registered with the Dutch trade register under number 82029393 (“Kouti B.V.”), as borrower, the Issuer, as parent, the guarantors party thereto from time to time, the lenders party thereto from time to time, Barclays Bank PLC, as agent (in such capacity, the “Agent”), and Deutsche Bank AG, London Branch, as security agent.

“Credit Facilities Payoff Amount” means the aggregate principal amount outstanding under the Credit Facilities, plus all accrued but unpaid interest, fees and other amounts payable thereunder (including any premiums, or other obligations relating thereto), in each case, calculated as of the Closing Date.

“CROWN Packaging” has the meaning set forth in the definition of Affiliate.

“Current Assets” means the consolidated current assets of the Company Group set forth in Exhibit C attached hereto under the heading “Current Assets”. For the avoidance of doubt, Current Assets shall exclude deferred Tax assets and Income Tax assets and Closing Cash.

“Current Liabilities” means the consolidated current liabilities of the Company Group set forth in Exhibit C attached hereto under the heading “Current Liabilities”. For the avoidance of doubt, Current Liabilities shall exclude deferred Tax liabilities and Income Taxes, all Divestiture Expenses, all liabilities related to Company Expenses and Closing Indebtedness.

“date hereof” and “date of this Agreement” means the date first written above.

“Decree” means the decree of the State Secretary of Finance of 14 December 2010, DGB2010/4620M, Stcrt. 2010, 20684, as amended by the decree of the State Secretary of Finance dated 2 April 2024, no. 2024-186206, as amended over time.

“Divestiture Expenses” means the out-of-pocket fees, costs and expenses (excluding internal cost allocations by the Company Group) incurred by or on behalf of any member of the Company Group in connection with any efforts or actions taken prior to the Closing in connection with the Divestiture Sale.

“Divestiture Sale” has the meaning set forth in Section 7.28 of the Disclosure Letter.

“Effect” has the meaning set forth in the definition of Buyer Material Adverse Effect.

“Encumbrance” means any and all liens, encumbrances, charges, claims, mortgages, deeds of trust, options, pledges, restrictions on transfer, security interests, purchase agreements, hypothecations, easements, licenses, conditions, covenants, ordinances, restrictions on transfer, rights-of-way or encroachments or other restrictions of any nature whatsoever, whether voluntarily incurred or arising by operation of law.

“Environment” means any environmental medium or natural resource, including ambient air, indoor air, surface water, groundwater, drinking water, sediment, surface and subsurface strata and plant and animal life.

“Environmental Claims” means any written claims, notices of violation or Actions by any Governmental Authority or other Person alleging liability arising under, or violation of, any Environmental Law.

“Environmental Laws” means any applicable Law relating to pollution, public health or safety or protection of the Environment, including any Law relating to the use, transportation, storage, disposal or release of, or exposure to, or remediation of, any Hazardous Substance.

“Equity Security” means (a) any common, preferred or other capital stock or share capital, limited liability company interest or membership interest, partnership interest, units or similar security, (b) any subscriptions, calls, warrants, options or other rights or commitments of any kind or character (including debt-like instruments) to, directly or indirectly, acquire any security described in clause (a), (c) any other security containing equity features or profit participation features, (d) restricted shares, restricted stock units, performance units, contingent value rights, stock appreciation rights, phantom stock, equity participation or other similar rights or securities, (e) any security or instrument convertible or exchangeable, directly or indirectly, with or without consideration, into or for any security described in clauses (a) through (d) above or another similar security (including convertible notes), (f) any security carrying any warrant or right to subscribe for or purchase any security described in clauses (a) through (e) above or another similar security and (g) any security issued or issuable with respect to the securities described in clauses (a) through (f) above in connection with a combination, recapitalization, merger, consolidation or other reorganization.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any other Person or entity under common control with a member of the Company Group within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Eviosys Ivory Coast” means Eviosys Packaging SIEM, an entity formed in Cote d’Ivoire.

“Eviosys Morocco” means Eviosys Packaging Maroc, a Moroccan société anonyme, whose registered office is located at boulevard Chefchaouni, route secondaire 110 – Km 10, quarter Industrial, Aïn Sebaâ – Casablanca (Morocco).

“Excess Overpayments” means any amount described in clause (f) of definition of Net Income Tax Liability that would have caused the amount of accrued and unpaid Income Taxes in any jurisdiction to have been negative, but for the limitation that the amount of accrued and unpaid Income Taxes in any jurisdiction can never be less than zero (0).

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Notes” means the 5.125% Senior Notes due 2029, in aggregate principal amount of €375,000,000.

“Existing Notes Indenture” means that certain Indenture, dated as of July 15, 2021 (as may be amended, supplemented or modified from time to time), among the Issuer, the Company, as Topco, the guarantors from time to time party thereto, Deutsche Trustee Company Limited, as trustee, and Deutsche Bank AG, London Branch, as security agent.

“Fipar Holding” means Holding Financière de Participations et d’Investissement, a joint stock company whose registered office is located at Mahaj Ryad Center, Immeuble Business 7, Hay Ryad – Rabat, Morocco.

“Final Pension Underfunding Amount” means the net amount with respect to the item of Indebtedness set forth in clause (vi) of the definition of Indebtedness, determined on a consolidated basis with respect to the Company Group as of immediately prior to the Closing, in accordance with the Accounting Methodology and without giving effect to the transactions contemplated hereby. For the avoidance of doubt, the Final Pension Underfunding Amount shall be calculated in accordance with the mortality tables and discount rates as of the Closing Date taking into account all benefits and benefit assumptions as of the Closing Date in respect of the defined benefit pension plans relevant to the calculation of the Final Pension Underfunding Amount.

“Financial Statements” means (i) the audited consolidated statement of financial position of Titan Holdings II B.V. and its Subsidiaries, and the related consolidated statements of profit or loss and comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of Titan Holdings II B.V. and its Subsidiaries for each of the years ended December 31, 2023 and December 31, 2022, together with the notes and schedules thereto (the “Audited Financial Statements”), and (ii) the unaudited consolidated statement of financial position of Titan Holdings II B.V. and its Subsidiaries as of March 31, 2024 (the “Interim Balance Sheet”) and the related consolidated statements of profit or loss and comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of Titan Holdings II B.V. and its Subsidiaries for the three (3) months then ended, prepared in accordance with IFRS applied on a basis consistent with past practice (the “Unaudited Financial Statements”).

“Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing, including the parties (other than the Buyer) to the Debt Commitment Letter or any joinder thereto, or that otherwise have entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement with Buyer or any of its Subsidiaries in connection with, or are acting as arrangers, bookrunners, underwriters, initial purchasers, placement agents, administrative agents, trustees or similar roles in connection with any Buyer Financing, together with each such Person’s Affiliates and the respective Representatives and successors of each of the foregoing Persons (in such capacities).

“Fixing Rate” means, in relation to a specified date, the closing rate as published by Bloomberg on that date, to be observed using the Bloomberg Fix function (‘BFIX’ function).

“Foreign Business” has the meaning set forth in Article 1-02(l) of Regulation S-X.

“Foreign Private Issuer” has the meaning set forth in Rule 3b-4 under the Exchange Act.

“Fraud” means, with respect to a Party, the actual and knowing common law fraud under Delaware Law (and not negligent misrepresentation or omission, or any form of fraud based on recklessness or negligence) by such Party with respect to the making of a representation or warranty by such Party set forth in this Agreement or any certificate delivered hereunder (as qualified by the Disclosure Letter).

“GAAP” means generally accepted accounting principles in the United States of America, in effect from time to time.

“Governmental Authority” means any supranational, multinational, national, federal, state, province, territorial or municipal, whether foreign or domestic, governmental entity, quasi-governmental entity, court, tribunal, judicial body, commission, board, bureau, agency or instrumentality, any entity or arbitral body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or any regulatory, administrative or other department, agency or any political or other subdivision, department or branch of any of the foregoing, or any governmental or non-governmental self-regulatory organization, agency or authority.

“Hazardous Substance” means any waste, chemical, material or other substance that is listed, defined, designated or classified as being substances or materials the storage, manufacture, disposal, treatment, generation, use, transportation or remediation of which, or release of which into or concentration of which in the Environment, is prohibited, controlled, regulated or licensed by any Governmental Authority or under any Laws, including asbestos or asbestos-containing materials in any form or condition, per- and polyfluoroalkyl substances, and polychlorinated biphenyls, as well as any substance defined as hazardous or toxic by the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., the Clean Water Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §1801 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001 et seq., the Oil Pollution Act, 33 U.S.C. §2701 et seq., or any supranational, national, state, provincial or local equivalents thereof.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board, in effect from time to time.

“Income Tax” means any Tax that is imposed on net income, earnings, profits or gains (however denominated) (and any franchise Tax or Tax on doing business imposed in lieu thereof) and any related penalties or interest.

“Income Tax Return” means any Tax Return with respect to Income Taxes.

“Indebtedness” means, with respect to the Company Group, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, including pursuant to the Credit Facilities, (ii) indebtedness evidenced by any note, bond, debenture or other debt instrument or debt security, including pursuant to the Existing Notes and the Existing Notes Indenture, (iii) obligations under any performance bond, letter of credit, acceptance credit, bankers’ acceptances or similar facilities, in each case, contingent or otherwise, but only to the extent drawn or called as of immediately prior to the Closing, (iv) all lease obligations (other than operating lease obligations) entered into on or after the date of this Agreement and required to be classified and accounted for under GAAP as capital leases, without giving effect to FASB ASC 842 (excluding, for the avoidance of doubt, renewals, restatements and the like of any existing leases), (v) liabilities issued or assumed to pay the deferred or unpaid purchase price of property (including all earn-out payments, post-closing purchase price true-ups, escrow payments, seller notes and other similar payments), whether contingent or otherwise (but, in each case, excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business), (vi) any unfunded or underfunded defined benefit pension obligations, including the obligations under the plans set forth on Section 1.1(a) of the Disclosure Letter, in each case net of any defined benefit pension assets (provided, that such defined benefit pension assets are not also included in the Current Assets), (vii) the benefits obligations set forth on Section 1.1(b) of the Disclosure Letter, (viii) confirming facilities, and factoring facilities, with recourse to such Person, (ix) bank overdrafts by such Person, (x) the net settlement value under any interest rate hedging agreements (with any asset having a negative value and any liability having a positive value), (xi) guarantees with respect to any indebtedness of any other Person of a type described in clauses (i) through (x) above, but only to the extent currently due and owing without recourse against such other Person, (xii) for clauses (i) through (xi) above and clause (xv) below, (A) all accrued interest thereon, if any, and, (B) other than the Existing Notes, any termination fees, prepayment or redemption premium, breakage costs, fees, penalties and Taxes associated with the repayment of such Indebtedness on the Closing Date to the extent, in the case of this clause (B), such Indebtedness is to be repaid on the Closing Date, (xiii) obligations in respect of any owed but unpaid severance liabilities in respect of the termination of any Company Group Service Provider that remain unpaid as of the Closing Date, including the employer portion of employment, payroll, social security contributions or national insurance contributions payable thereunder, (xiv) the Net Income Tax Liability, (xv) liabilities and obligations for unpaid management, consulting, transaction or similar fees to current or former holders of Equity Securities of the Company Group, Sponsors or their Affiliates, (xvi) obligations in respect of dividends and distributions declared and not paid to any equity holders of the Company and (xvii) subject to Section 1.1(c) of the Disclosure Letter, the book value of the minority interest held by the Company Group in Eviosys Morocco and Eviosys Ivory Coast. For the avoidance of doubt, Indebtedness of the Company Group shall not include (A) any obligations under any performance bond, letter of credit, surety bonds, security deposits, bank guarantees, overdraft facilities or similar obligations, in each case, to the extent undrawn or uncalled as of immediately prior to the Closing, (B) any Indebtedness to the extent included in the calculation of Current Assets or Current Liabilities in the determination of Closing Working Capital, (C) any intercompany Indebtedness solely (x) between the Company and one or more Company Subsidiary or (y) among Company Subsidiaries, (D) any Indebtedness incurred by the Buyer and its Affiliates (and assumed by any member of the Company Group) on or before the Closing Date, (E) any deferred revenue, (F)  all liabilities under any currency, materials or other hedging agreements or arrangements of any member of the Company Group in the ordinary course of business, (I) liabilities related to Company Expenses, (J) any obligations under operating leases, (K) liabilities under any supply chain financing or similar program, (L) any factoring facility or confirming facility, in either case, without recourse to any member of the Company Group or any securitization facility (including the Receivables Financing Programme), (M) any amounts held by any member of the Company Group on behalf of or otherwise owed to a factor or lender under any financing arrangement, including securitization, factoring or similar agreements, (N) all capitalized lease obligations as determined by IFRS or GAAP (other than those specified in clause (iv) of this definition) or (O) any of the guarantees set forth on Section 1.1(d) of the Disclosure Letter.

“Intellectual Property” means any and all intellectual property and other proprietary rights in any jurisdiction throughout the world, including the following: (a) patents, industrial designs, and utility models and applications for any of the foregoing, including all provisionals, divisionals, continuations, continuations-in-part, requests for continuing examination, reissues, reexaminations, renewals and extensions of any of the foregoing and all rights to claim priority any of the foregoing; (b) trademarks, service marks, certification marks, trade names, trade dress, logos, slogans, tag lines, fictitious business names, uniform resource locators, internet domain names, social media accounts and handles and all other source or business identifiers or designators of origin (whether registered or unregistered), registrations and applications, for registration of, and renewals and extensions of, any of the foregoing, and all common law rights in and goodwill associated with any of the foregoing (collectively, “Trademarks”); (c) works of authorship, websites, copyrights, mask work rights, database rights and design rights (all whether registered or unregistered); registrations and applications for registration of, and all renewals and extensions of, any of the foregoing and all moral rights associated with any of the foregoing; (d) computer software, firmware, databases, data collections and related documentation and materials, including source code, object code, code repositories, development tools, application programming interfaces, user interfaces, architecture, files, manuals, programmers’ notes, derivative works, foreign language versions, fixes, upgrades, updates, enhancements, current and prior versions and releases (collectively, “Software”); (e) artificial intelligence technologies, machine learning technologies and deep learning technologies including any and all proprietary algorithms, software or systems that make use of or employ neural networks, statistical learning algorithms or reinforcement learning, and proprietary embodied artificial intelligence and related hardware or equipment; (f) trade secrets and other proprietary and confidential information and data, including inventions (whether or not patentable or reduced to practice), invention disclosures, ideas, developments, improvements, know-how, designs, drawings, algorithms, source code, methods, processes, techniques, formulae, research and development, compilations, compositions, manufacturing processes, production processes, devices, specifications, reports, analyses, data, data analytics, customer lists, supplier lists, pricing information, cost information, business plans, business proposals, marketing plans and marketing proposals; (g) any rights recognized under applicable Law that are equivalent or similar to any of the foregoing; and (h) all rights to sue and collect damages for past, present and future infringement of and other violations of any of the foregoing.

“Intercompany Receivable Amount” means the outstanding intercompany receivable that Kouti B.V. has from the Seller under the EUR 5,000,000 Intragroup Loan Facility Agreement dated 30 January 2024 between the Seller as borrower and Kouti B.V. as lender.

“Interim Balance Sheet” has the meaning set forth in the definition of Financial Statements.

“International Trade Laws” means any Laws or Orders relating to international trade, including (a) all import Laws, including those administered by U.S. Customs and Border Protection, (b) export control Laws, including regulations thereunder issued by the U.S. Department of State pursuant to the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.) and/or the U.S. Department of Commerce pursuant to the Export Administration Regulations (15 C.F.R. 730 et seq.); (c) sanctions Laws as administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (31 C.F.R. Part 500 et seq.); (d) U.S. anti-boycott Laws (Section 999 of the US Internal Revenue Code of 1986, as amended, or related provisions, or under the Export Administration Act, as amended, 50 U.S.C. App. Section 2407 et. seq.); and (e) except as would be prohibited by U.S. anti-boycott requirements, any other similar Law (including those of the United Nations and its Security Council, the European Union or any of its member states, and the United Kingdom (including UK sanctions Laws administered by UK authorities including the UK Foreign, Commonwealth and Development Office, the UK Treasury and its Office of Financial Sanctions Implementation (“OFSI”) and the Department of Business and Trade and its Export Controls Joint Unit)) related to the subject matters referenced throughout the foregoing clauses.

“Issuer” or “Titan Holdings II B.V.” means Titan Holdings II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its registered office at Keizersgracht 555, 1017 DR Amsterdam, the Netherlands, and registered with the Dutch trade register under registration number 82416834.

“knowledge” or any similar phrase means, (a) when used with respect to the Buyer, the actual knowledge of the individuals listed on Section 1.1 of the Buyer Disclosure Letter, in each case without independent investigation (and will in no event encompass constructive, imputed or similar concepts of knowledge) and (b) when used with respect to the Company or the Seller, as applicable, the actual knowledge of the individuals listed on Section 1.1(e) of the Disclosure Letter, in each case without independent investigation (and will in no event encompass constructive, imputed or similar concepts of knowledge).

“Law(s)” means any federal, national, state, provincial, municipal or local (in each case whether foreign or domestic) law, treaty, statute, regulation, ordinance, directive, regulation, rule or municipal by-law enacted, promulgated, issued or enforced or imposed by any Governmental Authority, or any binding interpretation of any of the foregoing by, any Governmental Authority; provided, however, that an Order is not a Law.

“Loss” means, collectively, all losses, costs, damages, claims, fines, Taxes, fees, penalties, liabilities, deficiencies, demands, judgments, Actions, obligations, settlement payments or expenses (including reasonable fees and expenses of outside attorneys).

“Malicious Code” means any (a) back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program; (b) virus, Trojan horse, worm, or other Software routine or hardware component designed to permit unauthorized access, to disable, erase or otherwise harm Software, hardware or data; and (c) programs with a similar function or purpose.

“Mercer” means Mercer (US) LLC.

“Net Income Tax Liability” means the sum, on a jurisdiction by jurisdiction basis, of the aggregate amounts (with the amount for any jurisdiction never being less than zero) of accrued but unpaid Income Taxes of the Company Group for any Tax periods after December 31, 2022, and the portion of any Straddle Period ending on the Closing Date (for the avoidance of doubt, excluding any Specified Tax Assets that are deductible after Closing and except as otherwise provided in clause (i), taking into account in each applicable jurisdiction any Specified Tax Deductions to the extent lawfully available to offset income in such Tax period in such jurisdiction at a “more likely than not” or higher level of comfort), in each case in respect of solely those jurisdictions in which the Company or a Company Subsidiary is currently filing Income Tax Returns (or in which the Company or a Company Subsidiary has commenced business in the current Tax period) (a) by excluding any Taxes attributable to any action taken by the Buyer or any of its Affiliates (including any member of the Company Group) on the Closing Date after the Closing outside the ordinary course of business (other than any action contemplated by this Agreement); (b) without regard to any deferred Tax assets and liabilities; (c) on a “closing of the books” basis as if the taxable years of the Company Group ended on and including the Closing Date; (d) by excluding any liabilities for accruals or reserves established or required to be established under IFRS, or other similar methodologies for contingent Income Taxes or with respect to uncertain Tax positions; (e) except as required under applicable Law or otherwise provided in this definition, in accordance with the past practices (including reporting positions, elections and accounting methods) of the Company or any Company Subsidiary in preparing their Income Tax Returns; (f) with regard to Tax refunds of estimated Income Tax payments and overpayments paid by the Seller or any member of the Company Group to a Tax Authority in a Pre-Closing Tax Period, in each case, to the extent that the parties reasonably agree such Tax refund or overpayment is expected to be available (either in the form of a cash payment from a Tax Authority or as a reduction of cash Taxes actually payable and for this purpose, it shall be assumed that Buyer and its Affiliates shall not take any administrative actions within its control or refrain from taking any such administrative actions that would cause a deferral of the receipt of any such Tax refund or overpayment or failure to utilize such Tax refund or overpayment that is available under applicable Law to reduce cash Taxes payable) no later than the Tax period immediately succeeding the Tax period in which the relevant Tax Return with respect to the foregoing is filed, and net of any incremental Tax or other reasonable out-of-pocket costs to Buyer with respect to the receipt thereof; (g) by adjusting for any Straddle Period in accordance with Section 7.20(f); (h) by excluding any Income Taxes arising within the CIT Fiscal Unity to the extent such Income Taxes are payable solely by the Seller as parent company of the CIT Fiscal Unity; (i) to the extent the Closing occurs on or after January 1, 2025 and any Specified Tax Deductions are not fully utilized by the applicable member of the Company Group in the Pre-Closing Tax Period ending on the Closing Date, by treating all remaining Specified Tax Deductions as includible (and available to offset taxable income to the extent of any taxable income), solely for the purpose of determining the “Net Income Tax Liability Amount”, on the Tax Return(s) of the applicable member of the Company Group for the taxable period ending on December 31, 2024; and (j) without duplication of any of the prior clauses, with regard to any Income Taxes, if any, due by any member of the Company Group in connection with the transfer, distribution, or repayment of the Intercompany Receivable Amount on or before the Closing Date; provided, that the exclusion as set out in clause (h) above shall apply to this clause (j).

“OFAC” has the meaning set forth in the definition of International Trade Laws.

“OFSI” has the meaning set forth in the definition of International Trade Laws.

“Order” means any injunction, judgment, ruling, order, writ, subpoena, or decree issued, filed or imposed by any Governmental Authority.

“Organizational Document” means any of the following, as applicable: (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) limited liability company agreement or operating agreement and the certificate of formation of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; (f) any shareholder agreement or other equity agreement relating to voting or other equityholder rights; and (g) any amendment, side letter or binding interpretation of any of the foregoing.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by a member of the Company Group.

“Owned Software” means all Software that is Owned Intellectual Property.

“Party” or “Parties” means the Company, the Seller and the Buyer.

“PCI DSS” has the meaning set forth in the definition of Privacy and Security Requirements.

“Pension Benefits” means any pension, lump sum, gratuity, other post-employment benefit or similar benefit prospectively or contingently payable to or in respect of any person on or following retirement, leaving service, invalidity or death.

“Pension Scheme” means each Company Plan under which any Pension Benefits are provided, which is as of the date of this Agreement maintained or sponsored by any member of the Company Group.

“Pensions Act” means the UK Pensions Act 2004.

“Permits” means authorizations, registrations, qualifications, franchises, certificates, licenses, variances, exemptions, approvals, permits, grants, consents or filings with, of or from any Governmental Authority.

“Permitted Encumbrances” means (i) Encumbrances securing the obligations of the Company Group under the Credit Facilities and Existing Notes (which Encumbrances shall, in each case, be released on the Closing Date); (ii) Encumbrances specifically disclosed in the Financial Statements; (iii) Encumbrances for Taxes, assessments and other government charges not yet delinquent or which are being contested in good faith by appropriate proceedings and that have been reserved for in accordance with IFRS on the books of the Company Group; (iv) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrances imposed by applicable Law arising in the ordinary course of business of the Company Group for amounts not delinquent, or which are being contested in good faith by appropriate proceedings and that have been reserved for in accordance with IFRS on the books of the Company Group; (v) Encumbrances relating to the transferability of securities under applicable securities Laws; (vi) Encumbrances securing rental payments under capitalized leases; (vii) Encumbrances that arise under municipal by-laws, development restrictions or regulations, ordinances, building codes, entitlement, zoning, planning and other land use regulations and other similar Laws which are not violated in any material respect by the current use or occupancy of the Real Property subject thereto; (viii) imperfections or defects of title, easements, covenants, rights-of-way and other Encumbrances that do not materially detract from the current use of the applicable Real Property; (ix) non-exclusive licenses of Intellectual Property rights granted by a member of the Company Group in the ordinary course of business; (x) in the case of the Real Property, the interests of the lessor, sublessor or licensor under any of the Leases as set forth therein, and Encumbrances to which the fee interest (or any superior leasehold interest) in Leased Real Property is subject that do not materially detract from the current use of the applicable Real Property; (xi) solely with respect to personal property, Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties; (xii) Encumbrances incurred in the ordinary course of business securing obligations or liabilities (other than Indebtedness) that are not material to the Company Group, taken as a whole; (xiii) the Encumbrances granted pursuant to any confirming facilities or factoring facilities, supply chain financing facilities and similar programs or securitization facilities (including the Receivables Financing Programme) and (xiv) the Encumbrances set forth in Section 1.1(f) of the Disclosure Letter.

“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

“Personal Information” means any data that constitutes personally identifiable information, personal information, personal data, or similarly defined term under any Law applicable to the Company Group.

“Pre-Closing Tax Period” means any Tax period that ends on or before the Closing Date, and the portion of any Straddle Period ending on the Closing Date.

“Privacy and Security Requirements” means, to the extent applicable to the Company Group (i) any Laws regulating the Processing of Protected Data; (ii) any material obligations of any member of the Company Group concerning its Processing of Protected Data under any Contract between any member of the Company Group and any Person that concern the Processing of Protected Data; (iii) the Payment Card Industry Data Security Standard (“PCI DSS”); (iv) the Company Group’s publicly posted privacy policies; and (v) any other privacy related or data security related industry standards to which any member of the Company Group is legally bound.

“Process” or “Processing” means the creation, collection, use (including for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, access, disposal or disclosure of data (whether electronically or in any other form or medium).

“Protected Data” means Personal Information, any data regulated by the PCI DSS, and all data for which the Company Group is required by Law or Contract to safeguard and/or keep confidential or private.

“Publicly Available Software” means (a) any Software that is distributed as free software or open source software (including Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, any Creative Commons “ShareAlike” license, the Server Side Public License, or the Apache Software License), or pursuant to open source, copyleft, or similar licensing and distribution models; and (b) any Software that requires as a condition of use, modification and/or distribution of such Software that such Software or other Software incorporated into, linked to, derived from or distributed with such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no or minimal charge.

“Qualified Common Shares Offering” means the first bona fide SEC-registered underwritten public offering by the Buyer of Buyer Common Shares (excluding, for the avoidance of doubt, any offering of securities convertible into, exchangeable for or exercisable for, Buyer Common Shares) following the date hereof in which (i) the registration statement and/or prospectus supplement relating to such offering is filed after the filing of the Buyer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2024, (ii) such offering is consummated prior to the Closing Date and (iii) the gross cash proceeds to the Buyer from which equal at least $300,000,000.

“Receivables Financing Programme” means that certain Master Framework Agreement, dated 31 August 2021 (as amended by that certain Amendment Agreement, dated 31 August 2021, that certain Amendment Agreement, dated 24 January 2022, and as further amended, restated, supplemented or otherwise modified from time to time), by and among Kouti B.V., as Parent Company and Depositer, Eviosys Packaging Aerosols UK Limited (f/k/a Crown Aerosols UK Limited) and Eviosys Packaging UK Limited (f/k/a Titan Manufacturing Newco UK Limited), as English Sellers and Services, the other Sellers party thereto, the other parties from time to time party thereto and Credit Agricole Leasing and Factoring, as Transaction Agent.

“Reference Time” means 11:59 p.m. in Zurich, Switzerland on the day immediately prior to the Closing Date.

“Registered Intellectual Property” means all of the Owned Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority, quasi-governmental authority or registrar.

“Regulation S-K” means Regulation S-K under the Securities Act.

“Regulation S-X” means Regulation S-X under the Securities Act.

“Relief” means any loss, allowance, depreciation, amortization, credit, relief, exemption, deduction or set-off or other relief of a similar nature granted or available in relation to Tax, and any right to a repayment or saving of Tax.

“Representatives” means, with respect to any Person, any director, officer, manager, agent, employee, general partner, limited partner, member, equityholder, advisor or representative of such Person.

“Restricted Cash” means the cash held (x) on behalf of employees of the Company Group in Germany in respect of post-employment benefit obligations and (y) on behalf of employees of the Company Group in Poland in respect of social fund benefits, in each case of clauses (x) and (y) that is restricted by applicable Law and/or plan requirements.

“Retiree Welfare Arrangement” means each Company Plan under which any Retiree Welfare Benefits are provided, which is as of the date of this Agreement maintained or sponsored by any member of the Company Group.

“Retiree Welfare Benefit” means any post-retirement health and welfare benefits, including post-retirement medical plans (but excluding, for the avoidance of doubt, any benefits provided upon a termination of employment pursuant to a severance plan or agreement).

“Sanctioned Person” means any person, organization or vessel (a) designated on any sanctions list under International Trade Laws (including OFAC’s Specially Designated Nationals and Blocked Persons List (the “SDN List”), OFSI’s Consolidated List of UK Financial Sanctions Targets, or the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions); (b) that is, or is part of, a government of, or is operating, located, organized or resident in, a country or territory that is the target of comprehensive trade sanctions or other International Trade Laws (which, at the date of this agreement, include Cuba, Iran, North Korea, Syria, the Crimea and the separatist-controlled portions of the Luhansk, Donetsk, Kherson and Zaporizhzhia regions of Ukraine); (c) owned or controlled by any of the foregoing within the meaning of applicable International Trade Laws; or (d) otherwise subject to or targeted under sanctions under International Trade Laws.

“SEC” means the United States Securities and Exchange Commission.

“SEC Guidance” means (a) any publicly available written or oral interpretations, questions and answers, guidance and forms of the SEC, (b) any oral or written comments, requirements or requests of the SEC or its staff, (c) the Securities Act and the Exchange Act and (d) any other rules, bulletins, releases, manuals and regulations of the SEC.

“Security Breach” means any (a) security breach or breach of Protected Data under applicable Privacy and Security Requirements or any unauthorized access, acquisition, use, disclosure, modification, deletion or destruction of Personal Information or other Protected Data, or the Company Group’s own confidential information; or (b) unauthorized interference with system operations or security safeguards of the Company IT Assets, including any phishing incident or ransomware attack, that materially disrupts the functioning of the Company IT Assets.

“Seller Fundamental Representations” means the representations and warranties of the Seller contained in Section 4.1 (Organization), Section 4.2 (Binding Obligations), Section 4.5 (The Purchased Interests) and Section 4.8 (Brokers).

“SDN List” has the meaning set forth in the definition of Sanctioned Person.

“Share and Asset Purchase Agreement” means that certain Share and Asset Purchase Agreement dated 8 April 2021 between Crown Holdings, Inc., Crown Cork & Seal Deutschland Holdings GmbH, Kouti B.V., Blitz F21-387 GmbH and Macsco 20.10 Limited.

“Software” has the meaning set forth in the definition of Intellectual Property.

“Solvent” means, with respect to any Person, that as of the date of determination, both (a)(i) the sum of such Person’s debts (including contingent liabilities) does not exceed the present fair saleable value of such Person’s present assets (on a going concern basis), (ii) such Person’s capital is not unreasonably small in relation to its business as contemplated on the Closing Date or with respect to any transaction contemplated to be undertaken after the Closing Date and (iii) such Person has not incurred debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (b) such Person is “solvent” within the meaning given that term and similar terms under the Bankruptcy Code and Laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Specified Additional Amount” means the amount set forth on Section 1.1(g) of the Disclosure Letter.

“Specified Tax Assets” means any depreciation or amortization for Swiss federal, cantonal, and communal tax purposes of that certain asset basis step up as set forth in Section 1.1(h) of the Disclosure Letter and existing as of the Closing of any intellectual property held by Eviosys Packaging Switzerland GmbH (f/k/a Titan Newco Switzerland GmbH).

“Specified Tax Deductions” means, without duplication, for Income Tax purposes, with respect to the Company Group, (i) the deductible portion of all Company Expenses, (ii) all deductions resulting from the repayment of any Indebtedness or other obligations in connection with the transactions contemplated by this Agreement (for the avoidance of doubt, including the Credit Facilities Payoff Amount and the Existing Notes Redemption Amount), including any deductions for the capitalized and unamortized portion of any financing fees or expenses of any member of the Company Group and (iii) all deductions attributable to any other fees, costs and expenses incurred in connection with the transactions contemplated by this Agreement by or on behalf of any member of the Company Group, in each case to the extent only that the deductions may be lawfully made for Income Tax purposes under the applicable local law at least a “more-likely-than-not” level of comfort for the Tax period that includes the Closing Date. Notwithstanding the foregoing, the term “Specified Tax Deductions” shall not include any deductions, net operating losses, or other Tax benefits to the extent such items are utilized by the Seller for applicable Income Tax purposes in a Pre-Closing Tax Period (such that they are not allocated to the Company Group or otherwise available to be used by the Company Group or an Affiliate after Closing).

“Sponsors” means KPS Special Situations Fund V, LP and KPS Special Situations Fund V (A), LP.

“Straddle Period” means any Tax period that includes but does not end on the Closing Date.

“Subsidiary” of any Person means (a) any legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the Equity Securities of such legal entity, the holder of which is generally entitled to elect a majority of the board of directors or other governing body of such legal entity, or (b) any other Person which otherwise controls or directs the business, operations or policies of such Person. Unless the context requires otherwise, each reference to a Subsidiary will be deemed to be a reference to a Subsidiary of the Company. For the purposes hereof, the term Subsidiary shall include all direct and indirect Subsidiaries of such Subsidiary. For the avoidance of doubt, a Subsidiary shall, subject to clauses (a) and (b), include a legal entity organized, formed or incorporated after the date hereof.

“Tax” or “Taxes” means all statutory, governmental, federal, state, provincial, territorial, county, local, municipal, foreign and other taxes, assessments, duties or similar charges, imposts, contributions (whether in respect of social security or otherwise), levies, withholdings, any liability for repayment of unlawful state aid in relation to tax or other liabilities in the nature of a tax wherever chargeable, including all interest, penalties, fines, charges, surcharges, costs and additions imposed with respect to such amounts, imposed by any Tax Authority, in each case, whether disputed or not and regardless of whether such taxes, assessments, duties, charges, imposts, contributions, levies, withholdings, or other liabilities are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person.

“Tax Authority” means any Governmental Authority exercising a fiscal, revenue, customs or excise function.

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement supplied (or required to be supplied) to a Tax Authority in connection with Taxes, including any schedule or attachment thereto, and any amendment thereof.

“Tax Sharing Agreement” means any agreement including any provision pursuant to which any Person is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unaudited Financial Statements” has the meaning set forth in the definition of Financial Statements.

“VAT” means (i) value added Tax as may be levied in accordance with the Directive 2006/112/EC as implemented in the laws of the relevant member state of the European Union and (ii) any Tax of a similar nature levied by reference to added value, sales and/or consumption.

“Voting Securities” means Buyer Common Shares and any other securities of the Buyer entitled to vote generally in the election of directors of the Buyer.

“Working Capital Overage” shall exist when (and shall be equal to the amount (expressed as a positive number) by which) the Closing Working Capital exceeds the Working Capital Target Amount.

“Working Capital Target Amount” means €112,800,000.

“Working Capital Underage” shall exist when (and shall be equal to the amount (expressed as a positive number) by which) the Working Capital Target Amount exceeds the Closing Working Capital.

1.2           Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
280G Approval	7.6
Accounting Firm	2.3(b)
Acquisition Proposal	7.12
Affiliate Contracts	5.20
Agreement	Preamble
Alternative Financing	7.16(a)
AML Laws	5.10(b)(iv)
Applicable Date	6.6(a)
Buyer Adjustment Amount	2.3(f)(i)
Buyer Adjustment Deficit	2.3(f)(ii)(B)
Buyer Arrangements	7.6
Buyer Equity Awards	6.2(b)
Buyer Issued Equity	6.2(a)
Buyer Released Parties	11.13(b)
Buyer Reports	6.6(a)
Chosen Courts	11.14
Closing	3.1
Closing Date	3.1
Closing Indebtedness Estimate	2.1(c)
Collective Bargaining Agreements	5.11(a)(xi)
Company	Recitals
Company Employees	7.7
Company Expenses Estimate	2.1(c)
Company Insurance Policies	5.18
Company Subsidiaries	5.3(a)
Company Subsidiary	5.3(a)
Compliance Period	7.15(a)
Confidentiality Agreement	7.3(b)
Continuation Period	7.5(a)
Continuing Employees	7.5(a)
Conveyance Taxes	11.16
Data Room	1.3(v)
Deal Advisors	7.13(a)
Debt Commitment Letter	6.8(a)
Debt Financing	6.8(a)
Discharge	7.22(c)
Disclosure Letter	4
D&O Tail Policy	7.10(c)
Equitable Exceptions	4.2
Estimated Closing Cash	2.1(c)
Estimated Purchase Price	2.1(a)
Evaluation Material	7.3(b)
Existing Notes Redemption Amount	7.22(c)

Term	Section
Fee Letter	6.8(a)
Filing Jurisdictions	8.4
Final Closing Cash	2.3(c)
Final Closing Indebtedness	2.3(c)
Final Closing Working Capital	2.3(c)
Final Company Expenses	2.3(c)
Final Purchase Price	2.1(a)(v)(D)
Finance Compliance Period	7.15(b)
Indemnified Parties	7.10(a)
Indemnified Party	7.10(a)
Initial Financial Statement Delivery Deadline	7.15(a)
Leased Real Property	5.19(d)
Leases	5.19(d)
Lenders	6.8(a)
Material Contracts	5.11(a)(xxi)
Multiemployer Plan	5.15(b)
Notice of Disagreement	2.3(b)
NYSE	6.5
Owned Real Property	5.19(c)
Post-Closing Statement	2.3(a)
Pre-Closing Statement	2.1(c)
Preliminary Allocation	2.4(a)
Product	5.23(a)
Prohibited Modification	7.16(d)
Proposed Allocation	2.4(b)
Purchased Interests	Recitals
R&W Insurance Fees	7.19
R&W Insurance Policy	7.19
Real Property	5.19(d)
Required Company Financial Information	7.15(a)
Related Parties	11.18
Released Parties	11.13(b)
RETT	11.16(a)
RETT Act	11.16(b)(i)
RETT Filing	11.16(b)(i)
Sarbanes-Oxley Act	6.6(a)
SDN List	5.10(b)(iii)
Securities Act	4.11
Seller	Recitals
Seller Adjustment Amount	2.3(e)(i)
Seller Parties	7.13(a)
Seller Released Parties	11.13
Subject Courts	11.20
Termination Date	10.1(d)
Top Customers	5.21
Top Suppliers	5.21
Waived 280G Benefits	7.6
Working Capital Estimate	2.1(c)

1.3           Interpretive Provisions. Unless the express context otherwise requires:

(a)           the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)           the word “or” shall mean “and/or”;

(c)           terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(d)           Unless otherwise specified, all monetary values are expressed in euros and all references to “Euros”, “€”, or “EUR” will be deemed references to the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union, pursuant to the Treaty Establishing the European Community;

(e)           the term “Dollars” and “$” mean United States Dollars;

(f)           references herein to a specific Section, Subsection, Recital, Disclosure Letter or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Disclosure Letter or Exhibits of this Agreement;

(g)           wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(h)           references herein to any gender shall include each other gender;

(i)            references to “written” or “in writing” include in electronic form;

(j)           “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”;

(k)           references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (k) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(l)            references herein to any Contract (including this Agreement) (i) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof, and to the extent applicable, hereof, (ii) includes and incorporates all exhibits, schedules and other attachments thereto and (iii) includes all documents, instruments or agreements issued or executed in replacement thereof, other than such reference in any Disclosure Letter, which will be limited to such Contract and the amendments, modifications, supplements or replacements specifically identified on such Schedule;

(m)           with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(n)           any reference to “day” or “days” shall mean calendar day(s) unless Business Days are expressly specified;

(o)           any reference to “year” or “years” shall mean calendar year(s);

(p)           references herein to any Law means such Law as amended, modified, codified, reenacted, supplemented, substituted, succeeded or superseded in whole or in part, and in effect from time to time (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law, as amended through such specific date);

(q)           references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(r)            if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(s)           for purposes of evaluating the truth and correctness of the representations and warranties contained in this Agreement, any amounts that are not denominated in Euros will be determined in Euros using the applicable Fixing Rate on the date that is one (1) Business Day prior to the date of this Agreement;

(t)            the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(u)           except where the context requires otherwise, the words “ordinary course of business” will mean “ordinary course of business consistent with past practice,” unless specifically noted to the contrary; provided, that in no event will the commission of any tort, the breach or violation of any Law or Contract or the violation of any Permits be considered to be in the ordinary course of business of any Person; and provided further that any action or conduct by any Person, in each case, to the extent that such Person determines reasonably and in good faith that such deviation is necessary (as supported by documentation, information, data or other reasonable evidence) in order to protect the health and safety of such Person’s employees, customers or other individuals having direct business dealings with such Person or to respond to the direct impact of COVID-19 on such Person, or such deviation is required by Law to be adopted or promulgated in response to COVID-19, shall be deemed not to be a deviation from the “ordinary course of business”;

(v)           whenever this Agreement states that the Seller or the Company has “made available” or “furnished” or otherwise provided any document to the Buyer, such statement means that such document was made available for viewing, downloading and printing by the Buyer and its Representatives in the “virtual data room” for “Project Echo” hosted by Intralinks (the “Data Room”), as such materials were posted to the Data Room by and through 5:00 p.m. Eastern Time on the Put Option Agreement Date;

(w)           whenever this Agreement states that the Buyer has “made available” or “furnished” or otherwise provided any document to the Seller or the Company, such statement means that such document was made available (i) via electronic transmission to the Representatives of the Seller or the Company or (ii) via the SEC’s EDGAR system, in each case, by 5:00 p.m. Eastern Time on the date that is one (1) day prior to the date hereof; and

(x)           notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that (i) the date of this Agreement as used herein shall be deemed to be the Put Option Agreement Date and (ii) this Agreement shall be treated for all purposes (including the making of representations and warranties) as if executed and delivered by the Parties on the Put Option Agreement Date, notwithstanding the execution and delivery hereof by the Parties on a later date.

The Parties intend that each representation, warranty, covenant and agreement contained herein shall have independent significance. If any Party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty, covenant or agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Article 2

CALCULATION OF PURCHASE PRICE AND PAYMENT

2.1           Purchase and Sale of the Purchased Interests.

(a)           The “Estimated Purchase Price” shall be calculated using the amounts set forth in Section 2.1(c) and shall be equal to:

(i)           €3,615,000,000;

(ii)          plus the Working Capital Overage, if any;

(iii)         plus an amount equal to the Estimated Closing Cash;

(iv)         plus an amount equal to the Specified Additional Amount;

(v)          minus the sum of:

(A)	an amount equal to the Closing Indebtedness Estimate;

(B)	an amount equal to the Company Expenses Estimate;

(C)           the Working Capital Underage, if any; and

(D)           the Adjustment Escrow Amount, if any.

The Estimated Purchase Price shall be subject to adjustment following the Closing pursuant to Section 2.3 (the Estimated Purchase Price as adjusted in accordance with Section 2.3 using the Final Closing Working Capital, amounts of Working Capital Overage or Working Capital Underage, Final Closing Cash, Final Closing Indebtedness and Final Company Expenses (each as defined below), the “Final Purchase Price”).

(b)           At the Closing provided for in Article 3, upon the terms and subject to the conditions of this Agreement, the Seller shall sell, transfer and deliver to the Buyer, and the Buyer shall purchase from the Seller, the Purchased Interests, free and clear of any Encumbrances, other than those arising from acts of the Buyer or its Affiliates and any Encumbrances on transfer imposed under applicable securities Laws.

(c)           At least five (5) Business Days prior to the Closing Date, the Company shall deliver to the Buyer a statement containing a good faith estimate (in each case, with reasonable supporting detail) of (i) Closing Working Capital (the “Working Capital Estimate”) and the resulting Working Capital Overage or Working Capital Underage, (ii) Closing Cash (“Estimated Closing Cash”), (iii) Closing Indebtedness (“Closing Indebtedness Estimate”), (iv) the Company Expenses (“Company Expenses Estimate”) and (v) the Estimated Purchase Price calculated in accordance with Section 2.1(a), in each case of the foregoing clauses (i) through (v) prepared in accordance with the definitions set forth herein (such statement, the “Pre-Closing Statement”). For the avoidance of doubt, the Buyer’s acceptance of the Pre-Closing Statement and the components thereof for purposes of the Closing shall not limit or otherwise affect the Buyer’s rights under Section 2.3. Upon the delivery to the Buyer of the Pre-Closing Statement until the Closing, the Company shall afford, and shall cause the other members of the Company Group to afford, to the Buyer and its authorized Representatives, access during normal business hours and upon reasonable written notice and in accordance with the reasonable procedures established by the Company to all relevant books, Contracts and records of the Company Group and such Representatives of the Company Group (including the Company Group’s accountants and their work papers, subject to the execution of customary release and indemnification and confidentiality access letters), in each case to the extent reasonably required in connection with the review of the Pre-Closing Statement and the Company’s determination of the Working Capital Estimate, Estimated Closing Cash, Closing Indebtedness Estimate, Company Expenses Estimate and the calculation of the Estimated Purchase Price in accordance with this Section 2.1(c). Without limiting the Buyer’s rights under Section 2.3, the Company shall consider in good faith any reasonable comments by Buyer with respect to the amounts set forth in the Pre-Closing Statement; provided, however, that in no event shall the Closing be prevented or delayed as a result of any review of the Pre-Closing Statement by the Buyer or the Company’s or the Seller’s consideration or non-acceptance of any comments thereon by the Buyer.

2.2           Closing Actions. At the Closing, the following actions shall be taken by the Parties:

(a)           The Buyer shall pay to the Seller by wire transfer of immediately available funds to such bank account(s) designated in writing by the Seller (such designation to be made at least three (3) Business Days prior to the Closing Date), the Cash Consideration in respect of the Purchased Interests.

(b)           The Buyer shall issue the Agreed Shares, if any, to the Seller (or any of its wholly-owned Subsidiaries as designated by the Seller to the Buyer in writing) and shall deliver to the Seller (or any of its wholly-owned Subsidiaries as designated by the Seller to the Buyer in writing) evidence of such issuance in non-certificated book-entry form, in each case duly authorized and validly issued, fully paid and nonassessable, and delivered free and clear of any Encumbrances except those imposed under applicable securities Laws.

(c)           The Buyer shall pay, on behalf of the applicable members of the Company Group, (i) the amounts as set forth in each of the payoff letter(s) delivered pursuant to Section 7.21 (and, to the extent applicable, Section 7.15(d)(xi)) to such Persons as set forth in such payoff letter with respect to all Indebtedness to be repaid on the Closing Date and the appropriate amounts payable in respect of the Notes Redemption, including, for the avoidance of doubt (i) the Credit Facilities Payoff Amount to the applicable administrative agent (for such administrative agent’s own benefit and the benefit of the lenders (and other secured parties) under the Credit Facilities or other facilities, as applicable) in accordance with the applicable terms of the Credit Facilities, and (ii) the Existing Notes Redemption Amount to the trustee under the Existing Notes Indenture in accordance with the applicable terms of the Existing Notes Indenture.

(d)           If (and only if) the Agreed Stock Consideration Value equals €0, the Buyer shall deliver to the Adjustment Escrow Agent, by wire transfer of immediately available funds to such bank account(s) designated in writing by the Adjustment Escrow Agent (such designation to be made at least three (3) Business Days prior to the Closing Date), the Adjustment Escrow Amount for deposit in the Adjustment Escrow Account, to be held by the Adjustment Escrow Agent in the Adjustment Escrow Account and distributed by the Adjustment Escrow Agent in accordance with the terms of the Adjustment Escrow Agreement and the applicable provisions of this Agreement.

(e)           The Buyer shall pay, on behalf of the applicable members of the Company Group, by wire transfer of immediately available funds to such bank account(s) designated in writing by each Person to whom any portion of the Company Expenses is owed (such designation to be made at least three (3) Business Days prior to the Closing Date), an amount in cash equal to the portion of the Company Expenses owing to such Person; provided, however, that the Company shall use reasonable best efforts to deliver or cause to be delivered to the Buyer at least three (3) Business Days prior to the Closing final invoices, wire instructions and all other information necessary for payment at Closing with respect to such Company Expenses payable at the Closing (to the extent applicable), provided, that if any final invoice, wire instructions or other information necessary for payment with respect to such Company Expenses is delivered to the Buyer after the date that is three (3) Business Days prior to the Closing, then the Buyer will be permitted to pay an amount in cash equal to the portion of the Company Expenses owing to such Person within three (3) Business Days following the receipt of such final invoice, wire instructions or other information necessary for payment with respect to such Company Expenses. To the extent any Company Expenses related to any retention awards set forth on Section 5.15(g) of the Disclosure Letter are not payable until after the Closing, on the date of the next regularly scheduled payroll following when any such Company Expenses become due and payable, the Buyer shall pay, on behalf of the Company, through payroll of the applicable Company Group member to each Person to whom any portion of the Company Expenses is owed (or by the Company on any such Person’s behalf) (in each case, subject to the last sentence of Section 2.6 (regarding “wages”)), an amount in cash equal to the portion of the Company Expenses owing to such Person net of any applicable withholding Taxes.

(f)           If (and only if) the Agreed Stock Consideration Value equals €0, the Buyer shall deliver to the Seller and the Adjustment Escrow Agent, a copy of the Adjustment Escrow Agreement, duly executed by the Buyer.

(g)           If (and only if) the Agreed Stock Consideration Value equals €0, the Seller shall deliver to the Buyer a copy of the Adjustment Escrow Agreement, duly executed by the Seller and the Adjustment Escrow Agent.

(h)           Each of the Parties agrees that the Closing shall be effected by way of certain customary “notary” processes pursuant to the applicable Laws of the Netherlands, and each of the Parties shall cooperate with the other in good faith to identify and agree on a Dutch notary and the steps necessary to implement such processes as required pursuant to the Laws of the Netherlands to effectuate the Closing in accordance with the intentions of the Parties as set forth in the foregoing clauses of this Section 2.2.

2.3           Purchase Price Adjustment.

(a)           Within the later of (i) ninety (90) days after the Closing Date and (ii) five (5) days following the receipt from Mercer of the Final Pension Underfunding Amount, the Buyer shall deliver to the Seller a statement (the “Post-Closing Statement”), setting forth the Buyer’s good faith determination of (i) Closing Working Capital and the resulting Working Capital Overage or Working Capital Underage, (ii) Closing Cash, (iii) Closing Indebtedness, (iv) the Company Expenses and (v) the Estimated Purchase Price calculated in accordance with Section 2.1(a), using the amounts of Closing Working Capital and the resulting Working Capital Overage or Working Capital Underage, Closing Cash, Closing Indebtedness and the Company Expenses as set forth in the Post-Closing Statement, as applicable, instead of the estimated amounts for each such item used in calculating the Estimated Purchase Price in the Pre-Closing Statement, in each case of the foregoing clauses (i) through (v), prepared in accordance with the definitions set forth herein, and including reasonable supporting detail of all of the foregoing. The Buyer shall not amend, supplement or modify the Post-Closing Statement following its delivery to the Seller. The Buyer and the Seller acknowledge that no adjustments shall be made to the Working Capital Target Amount. Once the Buyer has delivered the Post-Closing Statement, the Post-Closing Statement shall be deemed irrevocable by the Buyer for purposes of the calculation of the Final Purchase Price, and the Buyer shall be foreclosed and barred in all respects from amending, supplementing or modifying the Post-Closing Statement and related calculations following delivery to the Seller; provided, that the Post-Closing Statement may be revised in accordance with Section 2.3(b). The Buyer and the Seller shall jointly engage Mercer to prepare a calculation of the Final Pension Underfunding Amount as of the Closing Date, and shall use reasonable efforts to cause Mercer to deliver such calculation to the Seller and the Buyer no later than seventy-five (75) days after the Closing Date. The Final Pension Underfunding Amount as determined by Mercer shall be final, conclusive and binding on the Parties, absent a showing of fraud or manifest error, and shall be the used as the amount of Indebtedness pursuant to clause (vi) of the definition of Indebtedness for purposes of calculation of the Closing Indebtedness.

(b)           The Post-Closing Statement shall become final and binding upon the Parties on the forty-fifth (45th) day following the date on which the Post-Closing Statement was delivered to the Seller, unless the Seller delivers a written notice of its disagreement with the Post-Closing Statement (a “Notice of Disagreement”) to the Buyer prior to such date; provided, however, that if the Buyer has not provided the access or information to the Seller pursuant to Section 2.3, the deadline for a Notice of Disagreement shall be tolled until the Buyer provides such access or information pursuant to Section 2.3. If a Notice of Disagreement is delivered to the Buyer in a timely manner, then the Post-Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the Seller and the Buyer on the earlier of (i) the date the Seller and the Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date any disputed matters are finally resolved in writing by the Accounting Firm (as defined below). If the Seller does not timely deliver a Notice of Disagreement to the Buyer, the Post-Closing Statement (and the components thereof) shall become final, conclusive and binding on the Parties. If the Seller timely delivers a Notice of Disagreement to the Buyer, any matters that are not disputed in the Notice of Disagreement shall become final, conclusive and binding on the Parties. During the thirty (30)-day period following the delivery of a Notice of Disagreement, the Seller and the Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement, and all such discussions and communications related thereto shall (unless otherwise agreed by the Buyer and the Seller in writing) be governed by, and treated as compromise and settlement negotiations for purposes of, Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. If at the end of such thirty (30)-day period the Seller and the Buyer have not resolved in writing the matters specified in the Notice of Disagreement, the Seller and the Buyer shall submit to an independent accounting firm (the “Accounting Firm”), acting as an expert and not as an arbitrator, for resolution, in accordance with the standards set forth in this Section 2.3, only matters that remain in dispute. The Accounting Firm shall be Alvarez & Marsal or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Seller and the Buyer in writing, and, the Seller and the Buyer shall enter into a customary engagement letter with, and to the extent necessary each Party and its Affiliates will waive any conflicts with, the Accounting Firm at the time such dispute is submitted to the Accounting Firm and shall cooperate with the Accounting Firm in connection with its determination pursuant to this Section 2.3(b). Within five (5) Business Days after the expiration of such thirty (30)-day period, each of the Buyer and the Seller may deliver to the Accounting Firm its response to the other’s position on the matters that remain in dispute; provided, that it delivers a copy thereof substantially simultaneously to the other. The Seller and the Buyer shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) days of the receipt of such submission. The scope of the disputes to be resolved by the Accounting Firm shall be limited to correcting mathematical errors and determining whether the items in dispute were determined in accordance with the definitions set forth herein, if applicable, and this Agreement and the Accounting Methodology, and the Accounting Firm is not to make any other determination, including any determination as to (I) whether the Working Capital Target Amount is correct, (II) the accuracy of the representations and warranties set forth in this Agreement (III) the compliance by any Party with any of its covenants in this Agreement or (IV) whether the Final Pension Underfunding Amount determined by Mercer is correct. For the avoidance of doubt, this Section 2.3 is not intended to adjust the enterprise value of the Company or the Final Purchase Price for any errors or omissions, under IFRS or otherwise, that may be found with respect to the Financial Statements. The Accounting Firm’s decision shall be based solely on written submissions by the Seller and the Buyer and their respective Representatives (a copy of which shall be delivered to the Buyer or the Seller, as applicable) and not by independent review and shall be final and binding on all of the Parties (absent a showing of fraud or manifest error) and be enforceable as an arbitration award in any court of competent jurisdiction under the terms of the U.S. Federal Arbitration Act or its state law equivalents. The Accounting Firm may not assign a value greater than the greatest value for such item claimed by any Party or smaller than the smallest value for such item claimed by any Party. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced.

(i)           The up-front engagement fees and expenses of the Accounting Firm incurred pursuant to this Section 2.3 in connection with any disputed items submitted to the Accounting Firm under this Section 2.3 shall initially be borne 50% by the Seller, on the one hand, and 50% by the Buyer, on the other hand, provided, all such fees, costs and expenses shall ultimately be borne in proportion to the final allocation made by such Accounting Firm of the disputed items weighted in relation to the claims made by the Seller and the Buyer, such that the prevailing Parties pay the lesser proportion of such fees, costs and expenses. For example, if the Seller claims that the appropriate adjustments are €1,000 greater than the amount determined by the Buyer and if the Accounting Firm ultimately resolves the dispute by awarding to the Seller €300 of the €1,000 contested, then the fees, costs and expenses of the Accounting Firm will be allocated 30% (i.e., 300 ÷ 1,000) to the Buyer and 70% (i.e., 700 ÷ 1,000) to the Seller.

(ii)           For the avoidance of doubt, all fees, costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accounting Firm has been engaged shall be borne by the Party incurring such fee, cost or expense.

(c)           For the purposes of this Agreement, (i) “Final Closing Working Capital”, “Final Closing Cash”, “Final Closing Indebtedness” and “Final Company Expenses” means the Closing Working Capital, Closing Cash, Closing Indebtedness and Company Expenses, respectively, as finally agreed or determined in accordance with Section 2.3(b).

(d)           The Final Purchase Price shall be calculated in accordance with Section 2.1(a), using the amounts of Working Capital Overage or Working Capital Underage (as applicable), Final Closing Cash, Final Closing Indebtedness and the Final Company Expenses, in each case as finally agreed or determined in accordance with Section 2.3(b).

(e)           If the Final Purchase Price exceeds the Estimated Purchase Price:

(i)           the purchase price shall be increased (any such increase, the “Seller Adjustment Amount”) by the lesser of (A) such amount of excess and (B) an amount equal to the Adjustment Escrow Amount;

(ii)           within three (3) Business Days of determining the Final Purchase Price, the Buyer shall pay the Seller Adjustment Amount by wire transfer of immediately available funds to the Seller, to account(s) designated by the Seller in writing; and

(iii)          within three (3) Business Days of determining the Final Purchase Price, the Buyer and the Seller shall provide a joint written instruction to the Adjustment Escrow Agent to release the entire Adjustment Escrow Account, if any, to the Seller to account(s) designated by the Seller in writing.

(f)            If the Estimated Purchase Price exceeds the Final Purchase Price:

(i)           the purchase price shall be decreased (any such decrease, the “Buyer Adjustment Amount”) by the lesser of (A) such amount of excess and (B) the Adjustment Escrow Amount; and

(ii)           within three (3) Business Days of determining the Final Purchase Price:

(A)          if the Agreed Stock Consideration Value does not equal €0, then the Seller shall deliver, or cause to be delivered, to the Buyer an amount of Buyer Common Shares equal to the quotient of (x) the Buyer Adjustment Amount (converted from Euros to Dollars on the basis of an EUR/USD exchange rate of 1.079) divided by (y) the Agreed Buyer Share Issue Price (rounded down to the nearest whole share); or

(B)           if the Agreed Stock Consideration Value equals €0, the Buyer and the Seller shall provide joint written instructions to the Adjustment Escrow Agent to release the Buyer Adjustment Amount to the Buyer solely and exclusively from the Adjustment Escrow Account (up to a maximum amount equal to the then-remaining Adjustment Escrow Amount) and to release any portion of the Adjustment Escrow Account remaining following such payment to the Buyer, to the Seller to account(s) designated by the Seller in writing.

(g)           If the Estimated Purchase Price equals the Final Purchase Price as finally determined pursuant to Section 2.3(b), within three (3) Business Days of determining the Final Purchase Price, the Buyer and the Seller shall provide a joint written instruction to the Adjustment Escrow Agent to release the entire Adjustment Escrow Account, if any, to the Seller to account(s) designated by the Seller in writing.

Upon payment of the amounts provided in Section 2.3(e), Section 2.3(f) or Section 2.3(g), none of the Parties may make or assert any claim under this Section 2.3.

(h)           If the Agreed Stock Consideration Value equals €0, the Adjustment Escrow Account shall be used to exclusively satisfy amounts payable to the Buyer, if any, pursuant to Section 2.3 (Purchase Price Adjustment), and shall be the sole recourse for any amounts payable to the Buyer pursuant to Section 2.3. If the Agreed Stock Consideration Value does not equal €0, the Buyer Common Shares that the Seller shall deliver, or cause to be delivered, to the Buyer pursuant to Section 2.3(f)(ii)(A), which shall not have a value in excess of the Adjustment Escrow Amount based on the Agreed Buyer Share Issue Price, shall be the sole recourse for any amounts payable to the Buyer pursuant to Section 2.3. Any funds in the Adjustment Escrow Account not so used shall be distributed in accordance with Section 2.3(e), Section 2.3(f) or Section 2.3(g) and the Adjustment Escrow Agreement to the Seller.

(i)            The calculation of the Final Purchase Price is not intended to, and shall not, permit the introduction of different components that by definition are not intended to be included in the calculation of the Final Purchase Price, or accounting principles other than the Accounting Methodology, for the purpose of preparing, the Pre-Closing Statement and the Post-Closing Statement or determining the Final Purchase Price, and such calculations shall not take into account any assets or liabilities of the Company Group (or purported to be of the Company Group) that were not in existence as of the Closing. Without limiting the foregoing, the Buyer agrees that the Post-Closing Statement shall entirely disregard (i) any and all effects on the assets or liabilities of the Company Group of any financing or refinancing arrangements entered into at any time by the Buyer or its Affiliates or any other transaction entered into by the Buyer or its Affiliates in connection with the consummation of the transactions contemplated hereby and (ii) any of the plans, transactions, or changes which the Buyer or its Affiliates causes to be initiated or made from or after the Closing with respect to the Company Group or its business or assets, or any facts or circumstances that are unique or particular to the Buyer or any of its assets or liabilities. The Buyer agrees that, following the Closing through the date that the Final Purchase Price is finally agreed or determined in accordance with this Section 2.3, any actions that it takes with respect to any accounting books, records, policies or procedures on which the Post-Closing Statement is based, or on which the Post-Closing Statement is to be based, that are inconsistent with the Accounting Methodology shall be ignored for purposes of the final determination of the Final Purchase Price. No actions taken by the Buyer (on its own behalf or on behalf of any member of the Company Group) on or following the Closing Date shall be given effect for purposes of determining the Closing Working Capital, Closing Cash, Closing Indebtedness, Company Expenses or Final Purchase Price. In connection with the Seller’s review of the Post-Closing Statement, the Buyer shall afford, and shall cause the Company Group to afford, to the Seller and the authorized Representatives retained by the Seller in connection with the review of the Post-Closing Statement in accordance with this Section 2.3, access (subject in all cases to customary confidentiality obligations consistent with those set forth in Section 7.27(b)) during normal business hours and upon reasonable written notice and in accordance with the reasonable procedures established by the Buyer to all relevant books, Contracts, personnel and records of the Company Group and such Representatives of the Company Group (including the Company Group’s accountants) and their work papers (subject to the execution of a customary release and indemnification and confidentiality access letters) of the Company Group’s accountants, in each case to the extent reasonably required in connection with the review of the Post-Closing Statement and the Buyer’s determination of the Closing Working Capital, Closing Cash, Closing Indebtedness, Company Expenses and Final Purchase Price in accordance with this Section 2.3.

2.4           Purchase Price Allocation.

(a)           To the extent needed for purposes of satisfying any Conveyance Tax related requirements, the Seller shall provide no later than one (1) Business Day following the delivery by the Buyer of the Pre-Closing Statement an allocation of the Estimated Purchase Price among the assets of the Company that are relevant for such Conveyance Tax related purposes (excluding German RETT, as defined below) (the “Preliminary Allocation”). If the Buyer disagrees with the Preliminary Allocation provided by the Seller, the Seller shall reasonably consider in good faith any comments of the Buyer. For the avoidance of doubt, the Preliminary Allocation shall not be binding on the Parties for purposes of Section 2.4(b); provided, however, that any such amounts shall be treated as final to the extent that such allocation is required to be final pursuant to applicable Law.

(b)           Within one hundred and twenty (120) days after the determination of the Final Purchase Price under Section 2.3 (Purchase Price Adjustment) hereunder or as soon as reasonably practicable thereafter, the Buyer shall allocate for U.S. federal Income Tax purposes the Final Purchase Price (together with any other items properly treated as part of the purchase price for U.S. federal Income Tax and other applicable Tax purposes) among the assets of the Company (the “Proposed Allocation”), and the Buyer shall promptly provide a copy of the Proposed Allocation to the Seller. The Proposed Allocation shall be prepared taking into account any substantially contemporaneous written valuation reports prepared by any independent, third party valuation firms with the requisite expertise and experience, to the extent available to the Parties. Within forty-five (45) days thereafter, the Seller will deliver either a notice accepting the Proposed Allocation or a statement setting forth in reasonable detail any objections thereto and the basis for such objections. If the Seller timely delivers a statement setting forth objections to the Proposed Allocation in accordance with the previous sentence, the Buyer and the Seller will use good faith efforts to resolve such objections. If the Buyer and the Seller are unable to mutually agree on the allocation, the dispute resolution procedure set forth in Section 2.3(b) (Purchase Price Adjustment) will control mutatis mutandis. If the Seller accepts the Proposed Allocation, the Proposed Allocation shall be binding on the Parties. The agreed allocation shall be amended to reflect any adjustment to the Final Purchase Price hereunder. Unless otherwise required by applicable Law, the Buyer, the Company Group and the Seller will report the allocation of the total consideration in a manner consistent with the allocation statement as finally determined pursuant to this Section 2.4 for all Tax purposes and will act in accordance with such allocation in the preparation and timely filing of all Tax Returns and any Tax proceeding, audit or similar Action unless otherwise required by applicable Law.

2.5           Stock Consideration Reduction. The Buyer shall be entitled to reduce the Agreed Stock Consideration Value by correspondingly increasing the Cash Consideration on an equivalent basis. Within two (2) Business Days after receiving the Pre-Closing Statement, the Buyer shall deliver to the Seller a statement listing the amounts of the Agreed Stock Consideration Value and the Cash Consideration, each as adjusted pursuant to this Section 2.5, but subject to the limitations set forth in the definitions thereof.

2.6           Withholding. The Buyer, the Company Group and the Seller will be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as the Buyer, the Company Group and/or the Seller (or any Affiliate thereof) shall determine in good faith they are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law. If the Buyer, a member of the Company Group or the Seller (or any Affiliate thereof) believes that any withholding of Tax is required with respect to any payment under this Agreement (other than compensatory amounts), then such payor shall use commercially reasonable efforts to (i) provide written notice to the applicable payee describing the basis for such withholding in reasonable detail at least five (5) Business Days prior to making any such deduction or withholding, and (ii) provide the payee with a reasonable opportunity to provide any applicable certificate, form or documentation that would reduce or eliminate the requirement to deduct and withhold Tax with respect to such payment, and such payor shall otherwise reasonably cooperate with such payee to reduce or eliminate such withholding obligation under applicable Law. To the extent that amounts are so withheld by the Buyer, the Company Group or the Seller, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made. Absent a change in applicable Law after the date hereof, Buyer, based on the information requested by and provided to Buyer as of the date hereof, does not intend to withhold Taxes from any amounts payable under this Agreement (other than withholding related to compensatory amounts, if any). Notwithstanding anything herein to the contrary, to the extent that any amount payable in connection with this Agreement to any employee of a member of the Company Group constitutes “wages”, such amount shall be deposited in the payroll account of the applicable Company Group member, and the amounts due to each such employee (net of any applicable withholding) shall be paid to such employee pursuant to the next scheduled payroll of such Company Group member thereafter, and all applicable withholding Taxes and employment Taxes shall be properly and timely remitted by such Company Group member to the applicable Tax Authority.

Article 3

THE CLOSING

3.1           Closing; Closing Date. Unless this Agreement is earlier terminated pursuant to Section 10.1 (Termination), the closing of the sale and purchase of the Purchased Interests contemplated hereby (the “Closing”) shall take place at the offices of Freshfields Bruckhaus Deringer LLP at Strawinskylaan 10, 1077 XZ Amsterdam, on the third (3rd) Business Day after the date that all of the conditions to the Closing set forth in Articles 8 and 9 (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or, to the extent permitted by applicable Law, waived by the Party entitled to waive the same, or at such other time, place and date that the Seller and the Buyer may agree in writing; provided, however, that, notwithstanding the foregoing, the Closing shall not take place (i) on or prior to the earlier of (A) October 31, 2024 and (B) the date on which the entirety of the commitments pursuant to the Debt Commitment Letter have been replaced with the proceeds of one or more Buyer Financings, without the prior written consent of the Buyer and (ii) on or prior to September 2, 2024 without the prior written consent of the Seller. The date upon which the Closing occurs is referred to herein as the “Closing Date”.

Article 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the disclosure letter delivered by the Seller and the Company to the Buyer on the date hereof concurrently with the execution of this Agreement (the “Disclosure Letter”) (subject to Section 11.8), the Seller represents and warrants to the Buyer as follows:

4.1           Organization. The Seller is a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijkheid) incorporated under the Laws of the Netherlands, duly organized and validly existing and, to the extent applicable, in good standing (or the equivalent thereof) under the Laws of its jurisdiction of formation. The Seller has all requisite organizational power and authority to carry on its businesses as now being conducted and is qualified to do business, except where the failure to be so qualified or to have such power or authority would not reasonably be expected, individually or in the aggregate, to (i) prevent, hinder or delay any of the transactions contemplated hereby or (ii) materially impair the ability of the Seller to perform its obligations under this Agreement and the applicable Ancillary Agreements.

4.2           Binding Obligations. The Seller has full requisite authority and power to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is or will be a party and to consummate the transactions contemplated hereby and thereby and the execution, delivery and performance by the Seller of this Agreement such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of the Seller and no other proceedings on the part of the Seller are necessary to authorize the execution and delivery and performance of this Agreement and such Ancillary Agreements by the Seller. This Agreement has been, and each Ancillary Agreement to which the Seller is or will be a party when executed will be, duly executed and delivered by the Seller and, assuming that this Agreement and such Ancillary Agreements constitute the legal, valid and binding obligations of the other parties hereto and thereto, constitute the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law) (collectively, the “Equitable Exceptions”).

4.3           No Defaults or Conflicts. The execution and delivery by the Seller of this Agreement and the Ancillary Agreements to which the Seller is or will be a party and the consummation of the transactions contemplated hereby and thereby by the Seller and performance by the Seller of its obligations hereunder and thereunder do not (a) conflict with or violate the Organizational Documents of the Seller; (b) except as set forth in Section 4.3 of the Disclosure Letter, conflict with, violate or result in a material breach of any of the terms or provisions of, or constitute a default under, in any case with or without notice or lapse of time or both, or give any right of termination, suspension, amendment, revocation, cancellation or acceleration under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) under, any Contract or Permit to which the Seller or any member of the Company Group is a party or by which the Seller or any member of the Company Group is bound or to which the Seller’s or any member of the Company Group’s properties or assets or any of the Purchased Interests are subject; or (c) assuming all filings and consents necessary for the consummation of the transactions contemplated hereby as set forth in Section 5.6 of the Disclosure Letter shall have been, as relevant, obtained or made (and assuming the truth and accuracy of the representations and warranties of the Buyer in Article 6), violate, conflict with or result in a breach or default under any applicable Law or Order applicable to the Seller or any member of the Company Group or any of the Seller’s or any member of the Company Group’s properties or assets or any of the Purchased Interests, except, in the case of the foregoing clauses (b) and (c), where the conflict, violation, breach, default, acceleration, termination, suspension, revocation, modification, cancellation, failure to give notice, obtain consent or Encumbrance, as applicable, would not, individually or in the aggregate, (x) materially impair the Seller’s ability to consummate the transactions contemplated hereby and by the applicable Ancillary Agreements or (y) have a Company Material Adverse Effect.

4.4           No Governmental Authorization Required. Except for applicable requirements of Antitrust Laws or as otherwise set forth in Section 4.4 of the Disclosure Letter or as would not materially impair the Seller’s ability to consummate the transactions contemplated hereby, no authorization, approval, consent or other action by, and no notice to, or declaration or filing with any Governmental Authority is or will be required on the part of the Seller or any member of the Company Group in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement to which the Seller is or will be a party, the performance of the Seller’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

4.5           The Purchased Interests. The Seller is the record owner of all of the Purchased Interests set forth opposite its name on Section 4.5 of the Disclosure Letter. The Seller has good and valid title to such Purchased Interests, free and clear of all Encumbrances, except (i) Permitted Encumbrances against such Purchased Interests all of which will be discharged on or prior to the Closing Date or in connection with the Closing, (ii) Encumbrances on transfer imposed under applicable securities Laws and (iii) Encumbrances created by the Buyer or its Affiliates.

4.6           Litigation. There is no Action pending or, to the knowledge of the Seller, threatened against the Seller or any portion of its properties or assets or the Purchased Interests before any Governmental Authority by a third-party (other than the Buyer or any of its Affiliates), which (i) seeks to prevent, hinder or delay any of the transactions contemplated hereby or (ii) has had or would reasonably be expected to materially impair the ability of the Seller to perform its obligations under this Agreement and the applicable Ancillary Agreements. As of the date of this Agreement, neither the Seller nor the Purchased Interests are subject to any Order, which (i) seeks to prevent, hinder or delay any of the transactions contemplated hereby or (ii) has had or would reasonably be expected to materially impair the ability of the Seller or the Company to perform its respective obligations under this Agreement and the applicable Ancillary Agreements.

4.7           International Trade Laws. During the past five (5) years, neither the Seller nor any of its officers, directors or managers or, to the knowledge of each Seller, other Person acting on behalf of any of the foregoing, is or has been a Sanctioned Person.

4.8           Brokers. Except for any broker, finder or similar intermediary, all of the fees or commissions of which constitute (a) Company Expenses or (b) obligations of Seller and will be paid by the Seller following the Closing, no broker, finder or similar intermediary has acted for or on behalf of the Seller in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any Contract with the Seller or any action taken by such Seller.

4.9           Seller’s Reliance. The Seller acknowledges that it and its Representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, Contracts, the Buyer’s insurance policies (or summaries thereof) and other properties and assets of the Buyer that it and its Representatives have desired or requested to see or review, and that it and its Representatives have had an opportunity to meet with certain executive officers of the Buyer to discuss the business of the Buyer. The Seller acknowledges and agrees that none of the Buyer or any other Person has made any representation or warranty, expressed or implied, written or oral, as to the accuracy or completeness of any information regarding the Buyer Common Shares that the Buyer furnished or made available to the Seller and its Representatives, except as expressly set forth in Article 6 of this Agreement, the certificates delivered hereunder and the Ancillary Agreements. Except as expressly set forth in Article 6 of this Agreement, the certificates delivered hereunder and the Ancillary Agreements, none of the Buyer nor any other Person (including any officer, director, member or partner of the Buyer) shall have or be subject to any liability to the Seller, or any other Person, resulting from the Seller’s use of any information, documents or material made available to the Seller (or any omissions therefrom) in any “data rooms” maintained by the Buyer, management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. The Seller acknowledges and agrees that, should the Closing occur, the Seller shall acquire the Buyer Common Shares without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis, except as otherwise represented or warranted in Article 6 of this Agreement, the certificates delivered hereunder and the Ancillary Agreements (which the Seller acknowledges shall survive in accordance with the provisions of Section 11.1); provided, however, that nothing in this Section 4.9 is intended to limit or modify the representations and warranties contained in Article 6, the certificates delivered hereunder or the Ancillary Agreements. The Seller acknowledges and agrees that, except for the representations and warranties contained in Article 6, the certificates delivered hereunder and the Ancillary Agreements, none of the Buyer or any other Person has made, and the Seller has not relied on any other express or implied representation or warranty, written or oral, by or on behalf of the Buyer or any other Person. Except for the representations and warranties contained in Article 6, the certificates delivered hereunder and the Ancillary Agreements, the Seller acknowledges that none of the Buyer or any other Person, directly or indirectly, have made, and the Seller has not relied on, any representation or warranty regarding the pro forma financial information, financial projections or other forward-looking statements of the Buyer, and the Seller will make no claim with respect thereto.

4.10         Exclusivity of Representations. The representations and warranties made by the Seller in this Article 4, the certificates delivered pursuant to this Agreement and the Ancillary Agreements are the exclusive representations and warranties made by or concerning the Seller. Except as otherwise expressly set forth in this Article 4, the certificates delivered pursuant to this Agreement and the Ancillary Agreements, (a) the Seller expressly disclaims any representations or warranties of any kind or nature, express or implied, written or oral, as to the condition, value or quality of any business or assets of any member of the Company Group or otherwise, and (b) the Seller expressly disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the assets of any member of the Company Group, any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent, it being understood that except for the representations set forth in this Article 4, the certificates delivered hereunder and the Ancillary Agreements, such subject assets are “as is, where is” on the Closing Date, and in their present condition, and the Buyer and its Affiliates shall rely on their own examination and investigation thereof. Except as set forth in this Article 4, the certificates delivered pursuant to this Agreement and the Ancillary Agreements, the Seller is not, directly or indirectly, making any representations or warranties regarding pro forma financial information, financial projections or other forward-looking statements of any member of the Company Group.

4.11         Investment Purpose. The Seller (or its applicable wholly-owned Subsidiary) will be acquiring the Agreed Shares, if any, for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities Laws. The Seller acknowledges that the sale of any Agreed Shares hereunder has not been registered under the Securities Act of 1933 (the “Securities Act”) or any other securities Laws, and that any Agreed Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act or other applicable securities Laws, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. The Seller (and its applicable wholly-owned Subsidiary) is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

Article 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Letter (subject to Section 11.8), the Company represents and warrants to the Buyer as follows:

5.1           Organization and Qualification. The Company is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, duly organized and duly formed, validly existing and, to the extent applicable, in good standing under the Laws of the Netherlands. Each Company Subsidiary is duly formed (or the equivalent thereof), validly existing and, to the extent applicable, in good standing (or the equivalent thereof) under the Laws of the jurisdiction of its incorporation, registration or organization. Each member of the Company Group has all requisite organizational power and authority to own, lease and operate its properties and assets and carry on its business as presently owned, leased, operated or conducted, except where the failure to be so incorporated or organized, existing and in good standing or to have such power or authority would not be expected to be materially adverse to the Company Group, taken as a whole. Each member of the Company Group is qualified, licensed or registered to transact business as a foreign entity and is in good standing (or the equivalent thereof) in each jurisdiction in which the ownership or lease of property or the conduct of its business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered or in good standing (or the equivalent thereof) would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole. True, complete and accurate copies of the Organizational Documents of the Company as in effect on the date hereof have been made available to Buyer, and all such Organizational Documents are in full force and effect. The Company is not in violation in any material respect of its Organizational Documents.

5.2           Capitalization of the Company.

(a)           Section 5.2(a) of the Disclosure Letter sets forth a true, complete and accurate list of the authorized, issued and outstanding Equity Securities in the Company as of the date hereof. The Seller owns of record, and has good and valid title to, all of the issued and outstanding Equity Securities of the Company, free and clear of all Encumbrances (other than Encumbrances that are to be released in connection with the Closing) or any restrictions on transfer (other than any restrictions on transfer imposed under federal and state securities Laws).

(b)            Other than the Purchased Interests, there are no other Equity Securities of the Company authorized, issued, allotted, reserved for issuance, sale or allotment or outstanding, and there are no preemptive or other outstanding rights, options, warrants, convertible or exchangeable securities, subscriptions, redemption rights, repurchase rights, calls or commitments or other agreements, arrangements or commitments of any character whatsoever, relating to the Equity Securities of the Company, or any other Equity Securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Equity Securities of the Company, and no Equity Securities evidencing such rights are issued or outstanding. There are no outstanding or authorized stock appreciation, phantom stock, profit interest or participation or similar rights with respect to the Equity Securities of, or other equity or voting interest in, the Company. The Company does not have any authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire Equity Securities having the right to vote) with the members of the Company on any matter. There are no outstanding Contracts of the Company Group (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any of the Equity Securities of the Company Group. There are no revocable or irrevocable proxies and no voting agreements with respect to any Equity Securities of the Company, in each case, to the extent such concepts are applicable. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of any Equity Securities of the Company.

(c)            All of the issued and outstanding Equity Securities of the Company (i) are duly authorized, validly issued, fully paid and, if applicable, non-assessable, (ii) were issued in material compliance with all applicable Laws and Contracts and the Organizational Documents of the Company and (iii) were not offered, sold or issued in violation of any preemptive rights, rights of first offer or rights of first refusal (or similar rights).

(d)            No member of the Company Group is in the process of liquidation or dissolution under bankruptcy or similar laws, and no action or request is pending to declare any member of the Company Group insolvent, to adjudicate bankruptcy, to grant a moratorium or a suspension of payments or to dissolve or liquidate any member of the Company Group. No member of the Company Group is subject to the Dutch statutory regime with respect to large companies (structure regime), whether full or mitigated, on a voluntary or compulsory basis, and no filings in respect thereof have been made or are required to be made.

5.3           Subsidiaries.

(a)            Section 5.3(a) of the Disclosure Letter sets forth a true, complete and accurate list, as of the date hereof, of the name and jurisdiction of incorporation, registration or organization of each Subsidiary of the Company (each a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) and, for each Company Subsidiary, the record owners thereof and, in the case of each Company Subsidiary that is not directly or indirectly wholly owned by the Company, the percentage of the Equity Securities of such non-wholly owned Company Subsidiary held by each of the holders thereof. True, complete and accurate copies of the material Organizational Documents of each material member of the Company Group (other than the Company but including Eviosys Morocco and Eviosys Ivory Coast) as in effect on the date hereof have been made available to Buyer, and all such Organizational Documents are in full force and effect. No member of the Company Group (other than the Company) is in violation in any material respect of its Organizational Documents.

(b)            All of the outstanding Equity Securities of each Company Subsidiary (i) are duly authorized, validly issued, fully paid and, if applicable, non-assessable, (ii) are directly owned of record by a member of the Company Group, free and clear of any Encumbrances and restrictions on transfer other than (A) Permitted Encumbrances and (B) Encumbrances on transfer imposed under applicable securities Laws, (iii) were issued in material compliance with all applicable Laws and Contracts and the applicable Organizational Documents of such Company Subsidiary and (iv) have not been offered, sold or issued in violation of any preemptive rights, rights of first offer or rights of first refusal (or similar rights). Except as set forth on Section 5.3(a) of the Disclosure Letter, there are no Equity Securities of any Company Subsidiary authorized, issued, allotted, reserved for issuance, sale or allotment or outstanding, and there are no preemptive or other similar outstanding rights, options, warrants, convertible or exchangeable securities, subscriptions, redemption rights, repurchase rights, calls or commitments, relating to the Equity Securities of any Company Subsidiary, or any other Equity Securities convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Equity Securities of any Company Subsidiary, and no Equity Securities evidencing such rights are authorized, issued or outstanding. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Equity Securities of, or other equity or voting interest in, any Company Subsidiary. No Company Subsidiary has any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire Equity Securities having the right to vote) with any Company Subsidiary on any matter. There are no outstanding Contracts of any Company Subsidiary (i) affecting the voting rights of, (ii) restricting the transfer of, (iii) requiring the repurchase, redemption, acquisition or disposition of or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilution rights with respect to, any of the Equity Securities of such Company Subsidiary. There are no irrevocable proxies and no voting agreements with respect to any Equity Securities of any Company Subsidiary, in each case, to the extent such concepts are applicable. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of any Equity Securities of any Company Subsidiary.

(c)           No member of the Company Group owns, beneficially or of record, directly or indirectly, any Equity Securities of, or has any equity ownership or voting interest in, any Person (other than a Company Subsidiary).

5.4           Binding Obligation. The Company has full requisite authority and power to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of the Company and no other proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and such Ancillary Agreements and the consummation of the transaction contemplated hereby and thereby by the Company. This Agreement has been, and each Ancillary Agreement to which it is a party when executed will be, duly executed and delivered by the Company and, assuming that this Agreement and such Ancillary Agreements constitute the legal, valid and binding obligations of the other parties hereto and thereto, constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

5.5           No Defaults or Conflicts. The execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby by the Company and performance by the Company of its obligations hereunder and thereunder do not (a) conflict with or violate or result in any violation of the Organizational Documents of any member of the Company Group; (b) conflict with, violate or result in a breach of any of the terms or provisions of, or constitute a default under, in any case with or without notice or lapse of time or both, or give any right of termination, suspension, amendment, revocation, cancellation or acceleration under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) under, any Material Contract or Permit to which the Seller or any member of the Company Group is a party or by which the Seller or any member of the Company Group is bound or to which the Purchased Interests or the Seller’s or any member of the Company Group’s properties and assets are subject; or (c) assuming all filings and consents necessary for the consummation of the transactions contemplated hereby as set forth in Section 5.6 of the Disclosure Letter shall have been, as relevant, obtained or made (and assuming the truth and accuracy of the representations and warranties of the Buyer in Article 6), violate, conflict with or result in a breach or default under any applicable Law or Order applicable to the Seller or any member of the Company Group or any properties or assets of the Seller or any member of the Company Group or the Purchased Interests; except, in the case of the foregoing clauses (b) and (c), where the conflict, violation, breach, default, acceleration, termination, suspension, revocation, modification, cancellation, failure to give notice or obtain consent, as applicable, would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole.

5.6           No Governmental Authorization Required. Except for applicable requirements of Antitrust Laws or as otherwise set forth in Section 5.6 of the Disclosure Letter, no authorization, approval, consent or other action by, and no notice to, or declaration or filing with any Governmental Authority will be required to be obtained or made by any member of the Company Group in connection with the due execution, delivery and performance by the Company of this Agreement or any applicable Ancillary Agreement and the consummation by the Company of the transactions contemplated hereby and thereby, other than any authorization, approval, notice or filing which if not obtained or made would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole.

5.7           Financial Statements; No Undisclosed Liabilities.

(a)            Section 5.7(a) of the Disclosure Letter sets forth true, accurate and complete copies of the Financial Statements. The Financial Statements (x) fairly present, in all material respects, the consolidated financial position and the consolidated results of operations of Titan Holdings II B.V. and its Subsidiaries as of their respective dates and for the periods indicated in such Financial Statements and (y) have been prepared in accordance with IFRS applied on a consistent basis in all material respects throughout the periods covered thereby, with only such deviations from such accounting principles or their consistent application as are referred to in the notes to the Financial Statements and subject, in the case of the Unaudited Financial Statements, to (i) normal year-end audit adjustments and (ii) the absence of related notes.

(b)            Except (i) as set forth in Section 5.7(b) of the Disclosure Letter or as adequately reflected or reserved against in the Financial Statements (including the footnotes thereto), (ii) for liabilities incurred in the ordinary course of business of the Company Group since the date of the Interim Balance Sheet (none of which results from breach of Contract, breach of warranty, violation of Law or any Order, tort, infringement or misappropriation), (iii) for liabilities or obligations arising under this Agreement or the performance by the Company and its Subsidiaries of their respective obligations hereunder, and (iv) as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole, no member of the Company Group has any liabilities or obligations (whether known or unknown, asserted or unasserted, accrued or unaccrued, absolute or contingent) of a type that are required by IFRS to be reflected or reserved against in a balance sheet of Titan Holdings II B.V. and its Subsidiaries.

(c)            Except as set forth in the Financial Statements, as of the date hereof, no member of the Company Group maintains any material undisclosed “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the SEC.

(d)            Each member of the Company Group maintains a system of accounting established and administered in accordance with IFRS and internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of such entity’s financial reporting and the preparation of financial statements in accordance with IFRS and to provide reasonable assurance that: (i) records are maintained in reasonable detail that accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Company Group; (ii) transactions are recorded on a timely basis, as necessary to permit preparation of financial statements in accordance with IFRS, and that material transactions are being made only in accordance with authorizations of management and/or the board of directors (or equivalent authority) of the Company Group; and (iii) unauthorized acquisition, use or disposition of the Company Group’s assets that could have a material effect on such entity’s financial statements are timely detected and/or prevented. There are no significant deficiencies or material weaknesses in the design or operation of such system of internal control over financial reporting that are likely to adversely affect in any material respect the ability of the Company Group to record, process, summarize and report financial information. Since September 1, 2021, there have been no instances of fraud that involve the Company Group’s management or other employees who have a significant role in such entity’s system of internal control over financial reporting.

(e)            The Company (i) was formed for the purpose of being a holding company to the Company Group, (ii) has no assets, liabilities or obligations of any nature other than (A) for cash and cash equivalents and Tax assets and liabilities, (B) the Purchased Interests, (C) those incident to its formation and to holding the Purchased Interests, (D) those arising pursuant to its Organizational Documents, (E) those arising pursuant to this Agreement and the Ancillary Agreements or the transactions contemplated hereby or thereby or (F) those that are, individually and in the aggregate, de minimis in nature, and (iii) (x) does not engage, and prior to the Closing, will not have engaged in, any business activities other than those incidental to its direct or indirect ownership interests in any member of the Company Group (other than activities that are de minimis in nature), including pursuant to this Agreement, and (y) does not have, and prior to the Closing, will not have had any employees.

(f)            The calculation of the Estimated Purchase Price will not include any cash or cash equivalents of any Affiliate of the Seller that is not a member of the Company Group.

(g)            The Company (i) is, and will be at all times until immediately prior to the Closing, a Foreign Business or (ii) qualifies, and will at all times until immediately prior to the Closing will qualify, as a Foreign Private Issuer if it were a registrant with the SEC.

5.8           Intellectual Property.

(a)            Section 5.8(a) of the Disclosure Letter sets forth a true, complete and accurate list of all material Registered Intellectual Property and material unregistered trademarks owned by a member of the Company Group, including the jurisdiction where each item of such Registered Intellectual Property is registered or filed, the applicable patent or registration number and application number and the record owner or domain name registrant, and the legal owner (if different from the record owner). All Registered Intellectual Property has been maintained as subsisting by the filing of all necessary filings, maintenance and renewals, and timely payment of requisite fees, except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole.

(b)            A member of the Company Group owns all right, title and interest in, has a written license to use or otherwise has the right to use all material Company Intellectual Property. Each item of material Owned Intellectual Property is solely and exclusively owned by a member of the Company Group, free and clear of any Encumbrances other than Permitted Encumbrances. All material Owned Intellectual Property is subsisting and, to the knowledge of the Company, valid and enforceable.

(c)            In the past three (3) years, neither (i) the ownership, use, patenting, registration, validity or enforceability of any material Owned Intellectual Property has been or is being challenged nor (ii) has any Person notified in writing a member of the Company Group that any of such Person’s Intellectual Property rights or rights of publicity have been or are infringed, misappropriated or otherwise violated by (x) a member of the Company Group (y) the conduct of the business of the Company Group or the products and services thereof, or (z) that a member of the Company Group requires a license to any of such Person’s Intellectual Property rights, except, in the case of both clauses (i) and (ii) above, as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole.

(d)            Each Person who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Intellectual Property for or on behalf of, or under the supervision of, any member of the Company Group has executed and delivered to a member of the Company Group a valid and enforceable written contract providing for (i) the non-disclosure by such Person of all material trade secrets, know-how, and confidential information of the Company Group and (ii) the assignment by such Person to a member of the Company Group of all Intellectual Property authored, invented, created, improved, modified or developed by such Person in the course of their employment or other engagement with such member (“Created IP”); provided that such written contract is not required to the extent a member of the Company Group owns the relevant Created IP by operation of law. Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, each member of the Company Group has complied with all applicable Laws related to inventor compensation and has made all due payments to employees or other Persons who are entitled to compensation under applicable Law for the development of any Owned Intellectual Property.

(e)            To the knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating, or has in the past three (3) years infringed upon, misappropriated or otherwise violated, any Owned Intellectual Property, except in each case as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole. The conduct of the business as conducted by the Company Group, including the use of the Owned Intellectual Property, does not infringe, misappropriate, or otherwise violate, and in the past three (3) years has not infringed, misappropriated, or otherwise violated, the Intellectual Property of any Person, except in each case as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole.

(f)             The material Company IT Assets (i) operate and perform in all material respects as is necessary for the business of the Company Group as currently conducted and (ii) do not contain any material faults, Malicious Code or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or software except, in the case of clause (i) and (ii), as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole. The Company Group has, in all material respects, back-ups and disaster recovery arrangements in place for the Company IT Assets, and hardware and Software capacity, support, maintenance and trained personnel sufficient for the present conduct of the business of the members of the Company Group. In the past three (3) years, the Company Group has taken commercially reasonable actions to maintain all material licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the Company IT Assets. In the past three (3) years, the Company IT Assets have not suffered any material failure that, individually or in the aggregate, was materially adverse to the Company Group, taken as a whole.

(g)            The members of the Company Group have taken commercially reasonable actions in accordance with industry best practices to maintain and protect all material Company Intellectual Property, including actions to protect (i) the confidentiality of all trade secrets and any other material confidential information that is Owned Intellectual Property and (ii) any confidential information owned by any Person to whom the Company has a confidentiality obligation except, in the case of clause (ii), as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole. No such trade secrets or material confidential information have been disclosed by a member of the Company Group to any Person other than pursuant to a written confidentiality agreement restricting the disclosure and use of such trade secrets and confidential information by such Person, except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole. No Person (including current and former founders, employees, contractors and consultants of the members of the Company Group) has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole. In the last three (3) years and to the knowledge of the Company, no Person is in violation of any confidentiality or assignment agreements that would be reasonably expected to, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole.

(h)            All material Owned Software is operative for its intended purpose, free of any material defects, and does not contain any Malicious Code. No Person other than the members of the Company Group possesses a copy, in any form (print, electronic or otherwise), of any source code for any material Owned Software, and all such source code has been maintained as confidential except that would not be, individually or in the aggregate, materially adverse to the Company Group, taken as a whole. The members of the Company Group have no obligation to afford any Person access to any such source code.

(i)             Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, no member of the Company Group has distributed, licensed or otherwise used any Publicly Available Software in any manner that requires (or upon a distribution, would require) any Owned Intellectual Property to be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) distributed at no or minimal charge.

(j)             The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company Group’s right to own any Owned Intellectual Property, or use any material Company Intellectual Property or material Company IT Assets, except as would not be, individually or in the aggregate, materially adverse to the Company Group, taken as a whole. Immediately subsequent to the Closing, the material Owned Intellectual Property, material Company Intellectual Property and material Company IT Assets will be owned or available for use by members of the Company Group on terms and conditions substantially similar to those under which the members of the Company Group own the material Owned Intellectual Property or use the material Company Intellectual Property and material Company IT Assets immediately prior to the Closing.

5.9           Data Protection and Data Privacy.

(a)            The Company Group is, and for the previous three (3) years has been, in material compliance with all applicable Privacy and Security Requirements. The Company Group and, to the knowledge of the Company, any third party Processing Protected Data on behalf of the Company Group, has not experienced any Security Breach in the previous three (3) years, and the Company Group is not aware of any notices or complaints from any Person (including any Governmental Authority) regarding a Security Breach, in each case that would be, individually or in the aggregate, materially adverse to the Company Group, taken as a whole. The Company Group has not received any notices or complaints from any Person (including any Governmental Authority) regarding the unauthorized Processing of Protected Data or material non-compliance with applicable Privacy and Security Requirements.

(b)            The Company Group maintains commercially reasonable systems and procedures as required by the Privacy and Security Requirements to receive and respond to complaints relating to non-compliance with the Privacy and Security Requirements and, to the extent required by Privacy and Security Requirements, individual rights requests in connection with the Company Group’s Processing of Personal Information, and, to the extent required by applicable Law, the Company Group has complied (or is in the process of timely complying) in all material respects with all such individual rights requests. To the extent that the Company Group transfers Personal Information outside of its country of origin, where necessary pursuant to Privacy and Security Requirements the Company Group has mechanisms in place to ensure that such cross-border data transfers of Personal Information comply with applicable Privacy and Security Requirements.

(c)            The Company Group does not engage in the sale, as defined by applicable Law, of Personal Information. All sales and marketing activities by the Company Group have been in material compliance with all applicable Laws that require the provision of notice and obtaining of consent from potential customers to receive such sales and marketing materials.

(d)            The Company Group has, in all material respects, valid and legal rights under the Privacy and Security Requirements to Process all Protected Data that is Processed by or on behalf of the Company Group in connection with the use and/or operation of its products, services and business, and immediately following the execution of this Agreement, the Company Group will have substantially similar rights to utilize the Protected Data in its custody and control that it had prior to the execution of this Agreement. The Company Group has implemented, and has taken commercially reasonable steps to require all third parties that Process Protected Data from or on behalf of Company Group to implement, commercially reasonable physical, technical and administrative safeguards designed to protect Protected Data from unauthorized access by any Person.

5.10         Compliance with Laws.

(a)            The business of the Company Group, taken as a whole, is not being, and during the previous three (3) years has not been, conducted in violation of any applicable Laws and Orders, except such violations that would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole. During the previous three (3) years, no member of the Company Group has received written notice from any Governmental Authority asserting that any member of the Company Group is in violation of any Law or Order, except such violations that would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole.

(b)            Without limiting the generality of the foregoing Section 5.10(a), except as set forth in Section 5.10(b) of the Disclosure Letter:

(i)            Each member of the Company Group is, and during the past five (5) years has been, operating its business in compliance in all material respects with all applicable International Trade Laws and Anti-Corruption Laws. During the past five (5) years, no member of the Company Group has received written notice of or has been charged with any material violation of any such International Trade Laws or, to the knowledge of the Company, been the subject of any investigation, inquiry, enforcement proceeding or other Action by any Governmental Authority regarding any offense or alleged offense under any International Trade Laws (including by virtue of having made any disclosure relating to any offense or alleged offense).

(ii)           During the past five (5) years, (x) no Governmental Authority has notified any member of the Company Group in writing of any actual or alleged violation or breach of Anti-Corruption Laws and (y) no member of the Company Group has been under, and is not now under, any administrative, civil or criminal investigation or indictment, and is not party to any Action, involving alleged violations of Anti-Corruption Laws. No member of the Company Group, nor any officer, director, manager or, to the knowledge of the Company, any other Person acting on behalf of any of the foregoing, within the past five (5) years has, directly or indirectly, in each case in violation of Anti-Corruption Laws: (A) paid, offered, authorized or received any unlawful bribe, kickback or other similar payment; (B) paid, offered or authorized the payment of money or anything of value to any Governmental Authority or any representative thereof (including any enterprise owned or controlled by a Governmental Authority) for the purpose of influencing any official act or decision or securing any improper advantage; or (C) engaged in, offered or authorized any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity. During the past five (5) years, no member of the Company Group has conducted any material internal investigation, made any voluntary, directed or involuntary disclosure to any Governmental Authority, or received any written communication from a Governmental Authority or whistleblower or other written complaint alleging violations of applicable Anti-Corruption Laws. The Company Group maintains policies and procedures designed and implemented to ensure compliance with applicable Anti-Corruption Laws.

(iii)          During the past five (5) years, no member of the Company Group, nor any officer, director, manager or, to the knowledge of the Company, any other Person acting on behalf of any of the foregoing is or has been a Sanctioned Person. To the knowledge of the Company, no member of the Company Group conducts or, during the past five (5) years, has conducted any business, directly or indirectly, with any Governmental Authority or other Person that is a Sanctioned Person or with which it would be prohibited to conduct any business as a result of International Trade Laws, in each case in violation of International Trade Laws. During the past five (5) years, no member of the Company Group has conducted any internal investigation, made any voluntary, directed or involuntary disclosure to any Governmental Authority, or received any written communication from a Governmental Authority or whistleblower or other written complaint alleging violations of applicable International Trade Laws. The Company Group maintains policies and procedures designed to ensure compliance with applicable International Trade Laws.

(iv)          (A) During the past five (5) years, each member of the Company Group has been in compliance in all material respects with all applicable anti-money laundering Laws (collectively, “AML Laws”), including the USA PATRIOT Act, the UK Proceeds of Crime Act 2002 and the UK Money Laundering and Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 and the UK Money Laundering and Terrorist Financing (Amendment) Regulations 2019, and (B) no Action involving any member of the Company Group, with respect to AML Laws, is currently pending or, to the knowledge of the Company, threatened. No member of the Company Group is required to be registered with the U.S. Department of the treasury as a money services business, as such term is defined by applicable federal U.S. Law, and no member of the Company Group is required to be registered or licensed as a money services business, money transmitter or equivalent enterprise under the applicable Law of any other jurisdiction (including the UK Financial Services and Markets Act of 2000).

5.11           Contracts.

(a)            Section 5.11(a) of the Disclosure Letter lists or describes all Contracts (other than Company Plans, Leases and any Contracts solely between members of the Company Group) to which any member of the Company Group is a party or under which any member of the Company Group’s assets, property or business is bound or subject, in each case, as of the date hereof, pursuant to which:

(i)            the members of the Company Group, taken as a whole, have made payments under of more than €10,000,000 in the aggregate in the twelve (12) calendar months ended December 31, 2023;

(ii)           the members of the Company Group, taken as a whole, have received payments of more than €20,000,000 in the aggregate in the twelve (12) calendar months ended December 31, 2023;

(iii)          any member of the Company Group has with a Top Customer, other than purchase orders entered into in the ordinary course of business for the sale of inventory;

(iv)          any member of the Company Group has with a Top Supplier, other than purchase orders entered into in the ordinary course of business for the purchase of inventory;

(v)           are Contracts relating to the development, ownership, use, registration, enforcement of, or exercise of any rights under any Intellectual Property that are material to the Company Group and its businesses as currently conducted as of the date of the Agreement other than (A) licenses for “off-the-shelf” or other software generally commercially available on standard terms and conditions having a replacement or aggregate annual cost of less than €250,000, (B) nonexclusive licenses granted by the Company Group in the ordinary course of business, (C) licenses for Publicly Available Software, (D) non-disclosure agreements entered into in the ordinary course of business that do not grant any express licenses or other rights to Intellectual Property, (E) confidentiality agreements and intellectual property assignment agreements entered into with employees in the ordinary course of business, to the extent they are substantially on the form made available to Buyer, (F) agreements entered into with contractors for the development of nonmaterial Intellectual Property and (G) licenses for Software or other Intellectual Property embedded into any equipment, fixtures, components or finished products acquired by the Company Group in the ordinary course of business;

(vi)          are a lease or similar Contract under which any member of the Company Group is a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any third party involving payments by any member of the Company Group of more than €250,000 on an annual basis (unless terminable without payment or penalty upon no more than thirty (30) days’ notice);

(vii)         are a joint venture, partnership or similar Contract;

(viii)        are Contracts which (A) contain a non-competition or similar covenant that restricts or limits the right of any member of the Company Group from engaging in or competing with any Person in any product line or line of business, or from otherwise purchasing, selling, supplying or distributing any product or service, in any geographical area, (B) contain any exclusivity, “take or pay” or minimum commitments that are material to the Company or (C) grant any right of first refusal, right of first offer or similar right to acquire rights or ownership with respect to any service or product that is material to the Company;

(ix)           are Contracts with a Top Customer which contain a “most favored nations” provision in favor of such Top Customer;

(x)           are (A) forms of each employment, consulting or independent contractor Contracts, whether on a full-time or part-time basis, of general application or (B) employment, consulting or independent contractor Contracts, whether on a full-time or part-time basis, for the six chief officers of the Company Group or any other employees of the Company Group receiving an annual base salary or annual fees from the Company Group in excess of €200,000;

(xi)          are collective bargaining Contracts or other Contracts with a labor union, works council or labor organization for the representation of labor (“Collective Bargaining Agreements”);

(xii)         are Contracts providing for any Indebtedness under clauses (i), (ii), (iii) of the definition thereof (whether or not drawn or called) or any Indebtedness under clause (xi) of the definition thereof (with respect to clauses (i), (ii) and (iii) of the definition thereof (whether or not due)), including pursuant to the Credit Facilities and the Existing Notes;

(xiii)        are Contracts made by any member of the Company Group within the prior two (2) years under which there has been an advance or loan to any other Person with an outstanding principal amount in excess of €1,000,000 in the aggregate;

(xiv)        are Contracts or series of related Contracts for the acquisition or disposition of any business, division, equity or assets of any Person (whether by merger, sale of stock, sale of assets or otherwise) under which any member of the Company Group has continuing material obligations or liabilities (including, without limitation, with respect to an “earn out,” contingent purchase price or similar contingent payment obligation or any indemnification, but excluding confidentiality agreements entered into in the ordinary course of business), but excluding, in each case, (x) confirming facilities and factoring facilities, (y) supply chain financing facilities and similar programs and (z) securitization facilities (including the Receivables Financing Programme);

(xv)         are Contracts governing (x) confirming facilities and factoring facilities, (y) supply chain financing facilities and similar programs and (z) securitization facilities, in each case of the foregoing whose maximum amount thereunder is in excess of €10,000,000;

(xvi)        are Contracts providing for capital expenditures with an outstanding amount of unpaid obligations and commitments in excess of €1,000,000;

(xvii)       are Contracts entered into in the past two (2) years involving any final adjudication or settlement of any actual or threatened Action requiring a payment of greater than €1,000,000 or which, regardless of when entered into, impose material continuing obligations on any member of the Company Group;

(xviii)      are Affiliate Contracts;

(xix)         are Contracts with CROWN Packaging;

(xx)          are Contracts providing for the provision of licenses and services with respect to the Company IT Assets with payments by the Company Group in excess of €1,000,000 on an annual basis; and

(xxi)         are Contracts with any Governmental Authority (collectively, the Contracts listed or required to be listed in Section 5.11(a) of the Disclosure Letter are referred to herein as the “Material Contracts”).

(b)            True, complete and accurate copies of each Material Contract including, for the avoidance of doubt, all material amendments, annexes, exhibits and schedules thereto, and an accurate description of all material terms of any oral Material Contracts, have been made available to Buyer. Each Material Contract is a legal, valid and binding obligation of the applicable member or members of the Company Group, and, to the knowledge of the Company, on each counterparty thereto, and is in full force and effect. No member of the Company Group nor, to the knowledge of the Company, any other party to any such Contract is in material breach thereof or default thereunder and, to the knowledge of the Company, there does not exist under any Material Contract any material event which, with the giving of notice or the lapse of time, would constitute such a material breach or default by any member of the Company Group and, to the knowledge of the Company, any other party to such Material Contract. No member of the Company Group has provided or received any written notice of breach or termination, or of any intention to terminate, materially modify or, to the extent applicable, not renew any such Material Contract, in each case except for such breaches, defaults and events as to which requisite waivers or consents have been obtained or that would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole. As of the date hereof, no party to any Material Contract has given the Company Group any written notice of any material dispute with respect to such Contract that has not been fully resolved as of the date hereof, and, to the knowledge of the Company, as of the date hereof there are no other material disputes threatened with respect to any Material Contract.

(c)            Each Material Contract to which a member of the Company Group was not an original contracting party has been validly assigned, novated or transferred to a member of the Company Group that benefits from rights under such contracts.

5.12         Litigation.

(a)            There are no Actions pending, or to the knowledge of the Company, threatened in writing against any member of the Company Group that would, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole.

(b)            No member of the Company Group is subject to any Order that is materially adverse to the Company Group, taken as a whole.

5.13         Taxes. Except as set forth in Section 5.13 of the Disclosure Letter:

(a)            All income and other material Tax Returns required to be filed by or with respect to any member of the Company Group have been timely (within any applicable extension periods) filed, and all such Tax Returns were true, complete and accurate in all material respects when filed.

(b)            All income and other material Taxes (whether or not shown on any Tax Returns) required to have been paid by the Company Group have been fully and timely paid to the appropriate Tax Authority, except for any such Taxes being contested in good faith for which adequate reserves have been established. All income and other material amounts of Taxes of the Company Group, if not yet due or owing, have been adequately accrued and reserved in accordance with applicable Law or IFRS.

(c)            All material deficiencies for Taxes asserted or assessed in writing against any members of the Company Group have been fully and timely (within any applicable extension periods) paid, settled or properly reflected in the Financial Statements.

(d)            Each member of the Company Group has collected all material amounts of VAT sales, use and similar Taxes required to be collected, and has timely remitted, or will remit on a timely basis, such amounts to the appropriate Tax Authority, or has been furnished with respect thereto properly completed exemption certificates and has maintained all related records and supporting documents in the manner required by applicable Law, in each case, in all material respects.

(e)            No member of the Company Group or any of their board members in their capacity as such is involved in any current dispute with any Tax Authority relating to any material amount of Tax. No member of the Company Group has in the last five (5) years been the subject of any audit, investigation or non-routine enquiry which is no longer pending by any Tax Authority relating to any material amount of Tax that was resolved with the relevant Tax Authority after September 1, 2021. No audit, investigation or non-routine inquiry is pending or, to the knowledge of the Company, threatened in writing with respect to any material Taxes due from or with respect to any member of the Company Group. No member of the Company Group has commenced a voluntary disclosure proceeding with respect to any material amount of Taxes in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.

(f)             There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, income or other material Taxes due from any member of the Company Group for any Tax period and no request for any such waiver or extension is currently pending. As of the date hereof, no member of the Company Group has a request for a material private letter ruling, a request for material administrative relief, a request for a material technical advice memorandum, a request for a change of any material method of accounting, or any other material request pending with any Tax Authority that relates to the Taxes or Tax Returns of any member of the Company Group. No power of attorney has been granted (other than to members of the Company Group) with respect to any matter related to Taxes of a Company Group that will be in effect after Closing.

(g)            No member of the Company Group has received in the past five (5) years a written notice from any Tax Authority that any member of the Company Group is required to pay Taxes or file Tax Returns in a jurisdiction in which such member of the Company Group does not file Tax Returns or pay Taxes.

(h)            Each member of the Company Group has been resident in its country of incorporation for Tax purposes and has not been treated as resident in any other jurisdiction for the purposes of any double taxation arrangements or for any other Tax purposes. No member of the Company Group has a permanent establishment or taxable presence or is a tax resident outside its country of incorporation.

(i)            Each member of the Company Group has timely and properly withheld all material required amounts from payments to its employees, agents, contractors, nonresidents, shareholders, lenders and other Persons. Each member of the Company Group timely remitted all such withheld Taxes to the proper Tax Authority in accordance with all applicable Laws.

(j)             Since September 1, 2021, no member of the Company Group has ever been a member of any Affiliated Group (other than a Company Affiliated Group or the CIT Fiscal Unity). No member of the Company Group is liable for Taxes of any other Person (other than other members of a Company Affiliated Group or members of the CIT Fiscal Unity) as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws), or otherwise. No member of the Company Group is currently party to any Tax Sharing Agreements, whether written or unwritten (other than any commercial agreement entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes).

(k)            There are no material Encumbrances for Taxes on any assets of any member of the Company Group, other than Permitted Encumbrances.

(l)             No member of the Company Group has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code (or any similar provision of U.S. state Law) in the two (2) years prior to the date of this Agreement.

(m)           No member of the Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a Tax period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(n)            No member of the Company Group has engaged in any “listed transaction” within the meaning of Section 6707A(c) of the Code or within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or analogous provision of applicable U.S. state Law).

(o)            Since September 1, 2021, each member of the Company Group has prepared and maintained all material transfer pricing documentation which it is required to prepare and maintain under applicable Law and no Tax Authority has sought to adjust, or succeeded in adjusting, the taxable profit or loss of any member of the Company Group under applicable transfer pricing Law.

(p)            Section 5.13(p) provides the U.S. federal income tax classification for each member of the Company Group.

(q)            No member of the Company Group has received any analysis or advice from any of its advisers indicating that it has been a party to or otherwise involved in, any transaction, scheme or arrangement which contains one or more of the hallmarks set forth in Annex IV to the Council Directive 2018/822/EU of 25 May 2018, and the Company Group is not otherwise aware that a member of the Company Group has been a party to or otherwise involved in any such transaction scheme or arrangement.

5.14         Permits. Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole:

(a)            The Company Group holds all Permits necessary under applicable Law for each member of the Company Group to own, lease and operate its properties and assets and to carry on and operate its businesses as currently carried on and operated.

(b)            All such Permits were lawfully obtained and are in full force and effect, and no member of the Company Group is in material default or violation under any term, condition or provision of Permits.

(c)            To the knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a material default or violation of any term, condition or provision of any such Permit.

(d)            No member of the Company Group has received any written notice of any Action or investigation relating to the revocation, nonrenewal, suspension or modification of any such Permit.

5.15         Employee Benefit Plans.

(a)            Section 5.15(a) of the Disclosure Letter contains a true and complete list of each material Company Plan and each Pension Scheme and Retiree Welfare Arrangement. With respect to each such Company Plan, the Company Group has provided to Buyer true, complete and accurate copies of the following, to the extent applicable: (i) the current plan document and adoption agreement, and any amendments thereto (or a summary of the key terms for any unwritten Company Plan), (ii) the most recent summary plan description and any summaries of material modification, (iii) any other governing documentation in respect of a Company Plan, (iv) the most recent determination or opinion letter received from the applicable Tax Authority, (v) the most recent compliance testing results, (vi) the most recent actuarial report, and (vii) any material non-ordinary course notices, letters or other correspondence with or from any Governmental Authority.

(b)            Except as set forth on Section 5.15(b) of the Disclosure Letter, no member of the Company Group or any ERISA Affiliate thereof maintains, contributes to or has any liability under any (i) “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), (ii) plan that is subject to Section 412 of the Code or Section 302 of ERISA, (iii) “multiple employer plan,” as defined in Section 413(c) of the Code, (iv) “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA or (v) plan or arrangement that provides for medical, life insurance, or other health and welfare benefits on a post-employment basis (other than as required by Part 5 of Subtitle B of Title I of ERISA or similar state Law).

(c)            (i) Each Company Plan has been established, maintained, operated and administered in accordance with its terms, and in compliance with the applicable provisions of all applicable Laws in all material respects; (ii) each Company Plan that is intended to be tax favored or qualified has received a favorable determination letter or equivalent authorization from the applicable Tax Authority or is appropriately registered with the applicable Tax Authority (as applicable) as to its qualification, authorization or registration, and to the knowledge of the Company nothing has occurred that could reasonably be expected to cause the loss of such qualification, authorization or registration or result in the imposition of any liability, penalty or tax under applicable Laws; and (iii) each Company Plan has obtained from the Governmental Authority having jurisdiction with respect to such Company Plan any required determinations that such Company Plan is in compliance with applicable Laws.

(d)            None of the Company Plans are subject to Title IV of ERISA.

(e)            With respect to any Company Plan, no Actions (other than routine claims for benefits in the ordinary course of business) are pending or, to the knowledge of the Company, threatened in writing that would, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole.

(f)            All payments, distributions, reimbursements and/or contributions required to have been made with respect to any Company Plan either have been timely made or have been properly accrued and reflected on the books of the Company in accordance with the terms of the applicable Company Plan and applicable Law in all material respects. Within the last three (3) years, no breach of fiduciary duty has occurred in any material respect under applicable Laws in connection with any Company Plan.

(g)            Except as set forth on Section 5.15(g) of the Disclosure Letter, the execution of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not (either alone or upon the occurrence of any additional events) (i) entitle any Company Group Service Provider to payment of any severance, transaction, retention or change in control payment or other similar benefit payable by any member of the Company Group, (ii) accelerate the time of funding, vesting or payment of any compensation or benefits under any of the Company Plans to any Company Group Service Provider, or (iii) result in the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code or (iv) except as pursuant to applicable Law, entitle any Company Group Service Provider to treat such event as amounting to a breach of their terms and conditions of employment or engagement or treat themselves as dismissed or released from any obligation, in each case with respect to this subsection (iv), under any Company Plan.

(h)            Other than the Pension Schemes and Retiree Welfare Arrangements as set forth in Section 5.15(h) of the Disclosure Letter, the Pension Schemes only provide Pension Benefits on a defined contribution basis or as lump sums which are insured fully under a policy with an insurance company of good repute, and no other Company Plan provides Retiree Welfare Benefits, respectively.

(i)             No Pension Scheme is underfunded, which underfunding is not fully reflected in the balance sheet of the relevant member of the Company Group in accordance with the valuation and accounting standards under IFRS.

(j)             Since September 1, 2021, no contribution notice, financial support direction, restoration order or financial penalty has been delivered by the UK Pensions Regulator or warning notice issued, in each case to, against or involving any member of the Company Group (or any person connected or associated (as defined in section 38(10) of the Pensions Act) with any member of the Company Group), nor has the UK Pensions Regulator indicated it is considering making such an order nor are there any facts or circumstances that would be likely to lead the UK Pensions Regulator making or considering making such an order. Since September 1, 2021, no prosecution in respect of the offences under sections 58A or 58B of the Pensions Act has been commenced against any member of the Company Group (or, where applicable, any of its directors, officers, employees, or associates), and no circumstances exist that might give rise to any such proceedings.

(k)            Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, no member of the Company Group, nor any person who is an “associate” of or “connected” with any member of the Company Group (as defined in the UK Insolvency Act 1986) has, at any time on or after September 1, 2021, through the date of this Agreement, contributed towards, participated in or had employees who participated in, an occupational pension scheme to which section 75 of the Pensions Act 1995 applies, has applied or can apply.

5.16         Employment and Labor Relations.

(a)            Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, and except as otherwise required by applicable Law or Collective Bargaining Agreement, no arrangement has been entered into regarding any future variation to the terms and conditions of employment of any of the Company Group employees, or engagement of any independent contractors, workers or consultants.

(b)            Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, (i) no member of the Company Group is experiencing or, during the past three (3) years has experienced, any work stoppage, labor strike, or other material labor dispute or claim of unfair labor practices, (ii) each member of the Company Group is in and, during the past three (3) years has been in, compliance with all applicable Laws respecting labor and employment practices, agreements with employee representatives and terms and conditions of employment or engagement, including with respect to the terms and conditions of employment, wages and hours, overtime, classification of employees and independent contractors, equal opportunity, discrimination, sexual harassment, immigration, work authorization, workers’ compensation, plant closures and mass layoffs, unemployment, collective bargaining, collective pension schemes, laws, regulations and guidance related to COVID-19, the payment and withholding of employment Taxes, the maintenance and handling of personnel records and occupational health and safety, (iii) during the past three (3) years, no member of the Company Group has engaged in any unfair labor practice, and (iv) during the past three (3) years, no unfair labor practice charges or complaints against any member of the Company Group have been filed or are pending before any Governmental Authority.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole, during the last three (3) years, there have been no actual or, to the knowledge of the Company, threatened Actions against any member of the Company Group brought by or on behalf of any applicant for employment or any Company Group Service Provider alleging: (i) violation of any labor or employment Law; (ii) breach of any Collective Bargaining Agreement; (iii) breach of any express or implied contract of employment or engagement; (iv) wrongful termination of employment; (v) sex-based discrimination, sexual harassment or sexual misconduct, or breach of any policy of any member of the Company Group relating to the foregoing involving any Company Group Service Provider (in relation to his or her employment or engagement with a member of the Company Group); or (vi) any other discriminatory, wrongful or tortious conduct in connection with any employment or consulting relationship.

(d)            Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, no member of the Company Group has made any loan or advance to or for the benefit of any Company Group Service Provider which is outstanding.

(e)            Except as set forth on Section 5.16(e) of the Disclosure Letter, no member of the Company Group is a party to or bound by any Collective Bargaining Agreement.

(f)             Subject to any applicable data privacy Laws or similar requirements, the Company Group has made available to the Buyer a census that sets forth, for each employee as of the date hereof, such employee’s (i) name or identification number, (ii) employing entity, (iii) job title, (iv) location, (v) current annual salary or hourly wage rate and (vi) status (as full-time or part-time).

(g)            As of the date hereof, none of the Company Group’s senior executive employees have given notice of termination of their contract of employment or are under notice of dismissal.

(h)            Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, no member of the Company Group has taken any action that could constitute a “collective redundancy”, “mass layoff”, “business closing”, “plant closing” or equivalent (as defined by applicable Laws) with respect to any site of employment or facility of any member of the Company Group within the six (6) months prior to the date hereof.

(i)             All personnel whose services are wholly or mainly utilized by any member of the Company Group are employed or engaged by the Company Group.

5.17         Environmental Compliance.

(a)            The Company Group is and has been during the past three (3) years in compliance in all material respects with all applicable Environmental Laws. The Company Group has all material Permits required under any applicable Environmental Laws for the business of the Company Group to be conducted as presently conducted, all such Permits are in full force and effect and the members of the Company Group are each in compliance in all material respects with the requirements of such Permits. As of the date hereof, there are no pending or, to the knowledge of the Company, threatened Environmental Claims against any member of the Company Group that would give rise to material liability. No member of the Company Group is subject to any outstanding material Order pursuant to any Environmental Law or relating to any Hazardous Substance. No release of any Hazardous Substance has occurred on, in, under or from the Company Group’s owned or leased real property or, to the knowledge of the Company, any other location for which any member of the Company Group has an obligation under Environmental Law to perform any investigation or remedial action except as would not give rise to material liability. No member of the Company Group has assumed in writing or provided an indemnity with respect to any material liability of any other Person arising under Environmental Laws.

(b)            All environmental assessments (including Phase 1 and Phase 2 environmental assessments) and environmental audit reports, and all material reports and other documentation in the possession or control of the Seller or the Company Group regarding material outstanding violations or alleged violations of, or material liabilities or alleged liabilities pursuant to, Environmental Laws, in each case related to the Company Group’s currently or formerly owned or leased real properties, have been provided to the Buyer.

5.18         Insurance. Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, all insurance policies held by, or for the benefit of, any member of the Company Group (“Company Insurance Policies”) are in full force and effect, all premiums with respect thereto have been paid on a timely basis and no written notice of cancellation or termination has been received by any member of the Company Group with respect to any such policy. With respect to each Company Insurance Policy, no member of the Company Group is in material default with respect to any provision contained in any such Company Insurance Policy. Since January 1, 2023, no member of the Company Group has received any written notice from any of its insurance carriers that any of its insurance premiums will be materially increased in the future, that the terms of such Company Insurance Policy will be materially amended, that the renewal of such insurance coverage will be denied or that any such insurance coverage will not otherwise be available in the future on substantially the same terms as now in effect. Section 5.18 of the Disclosure Letter contains a list of all material Company Insurance Policies in force as of the date hereof. True, complete and accurate copies of the Company Insurance Policies (or, to the extent Company Insurance Policies are not available, policy binders), and the loss-runs for each Company Insurance Policy for the past three (3) years, have been made available to the Buyer.

5.19         Title to Assets; Real Property.

(a)            The Company Group owns and has good and valid title to, or a valid leasehold or license interest in, or all of their material properties and assets, including all of the assets reflected on the Interim Balance Sheet or acquired in the ordinary course of business since the date of the Interim Balance Sheet, except those sold or otherwise disposed of for fair value since the date of the Interim Balance Sheet in the ordinary course of business, in each case free and clear of any Encumbrance (other than Permitted Encumbrances). The material properties and assets owned, leased or licensed by the Company Group constitute all of the properties and assets necessary for the Company Group to conduct and carry on its businesses as of the date hereof.

(b)            Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, all material tangible properties and assets owned, leased or licensed by the Company Group have been maintained in all respects in accordance with generally accepted industry practice, are in all respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate in all respects for the uses to which they are being put.

(c)            Section 5.19(c) of the Disclosure Letter contains a true, complete and accurate list as of the date hereof of the addresses of each parcel of real property owned by any member of the Company Group (the “Owned Real Property”). With respect to each Owned Real Property, (i) the applicable member of the Company Group has a marketable, good and valid fee simple title to such Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and (ii) except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole, no member of the Company Group has leased or otherwise granted to any Person the right to acquire (whether by right of first refusal, option or otherwise), possess, use or occupy such Owned Real Property or any portion thereof. The applicable member of the Company Group has legal rights of egress and ingress with respect to the Owned Real Property owned by such member of the Company Group that are sufficient for it to conduct its business in the ordinary course of business.

(d)            Section 5.19(d) of the Disclosure Letter contains a true, complete and accurate list as of the date hereof of all real property (together with the address of such real property) leased or subleased by any member of the Company Group as lessee or sublessee pursuant to leases or subleases (the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”, and the Contracts pursuant to which any member of the Company Group leases or subleases or otherwise has the right to occupy the Leased Real Property, the “Leases”). The Company Group has a valid leasehold or subleasehold interest in the Leased Real Property, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances. True, complete and accurate copies of the Leases have been made available to the Buyer. With respect to each Lease, (x) such Lease is legal, valid, binding, enforceable and in full force and effect against the applicable member of the Company Group and registered with the applicable governmental registry if required under applicable Law and, to the knowledge of the Company, the other parties thereto and (y) no member of the Company Group, and to the knowledge of the Company no other party thereto, is in violation, breach or default under such Lease, and no member of the Company Group has received written notice that it is in violation, breach or default under such Lease (which violation, breach or default remains outstanding), and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a violation, breach or default, in each case that would reasonably be expected to adversely affect the Company Group in any material respect. No member of the Company Group has received any notice of termination or other indication of intent to terminate any Lease from the applicable counterparty. The Company Group does not sublease, as sublessor, any portion of the Leased Real Property to any other Person.

(e)            The Real Property constitutes all of the real property used by the Company Group to operate its businesses as currently conducted in all material respects. The Real Property is in good operating condition sufficient for the regular operation of the Company Group’s business therein in all material respects and, subject to ordinary wear and tear and continued repair in accordance with past practice, there are no material items of needed replacements, repairs or improvements, or material deferred maintenance with respect to Real Property. All of the Real Property is adequately served by proper utilities and sufficient for the conduct of the business of the Company Group. The Real Property is in compliance in all material respects with all applicable building, zoning, subdivision, conservation, fire, health and safety and other land use and similar applicable Laws, rules and regulations and Permits affecting the Real Property, and no member of the Company Group has received any written notice of any material violation or claimed violation of any such Laws, rules and regulations and Permits with respect to the Real Property which has not been resolved in all material respects or for which any material obligation of the applicable member of the Company Group remains to be fulfilled, including payments of monetary damages, fines or penalties, or completion of any remedial or corrective measures.

(f)             No member of the Company Group has received any written notice of any proposed or pending condemnation or eminent domain threats, proceedings or other Actions with respect to any material part of the Real Property, in each case that would reasonably be expected to adversely affect such Real Property or the Company Group’s ownership or leasehold interest therein in any material respect.

5.20         Affiliate Transactions. Section 5.20 of the Disclosure Letter sets forth a true, complete and accurate list of all Contracts (excluding any Company Plan, employment agreements, compensation, benefits, travel advances and commercial arrangements with portfolio companies of any investment fund affiliated with or managed by KPS Capital Partners, LLC in the ordinary course on arm’s-length terms) to which any member of the Company Group, on the one hand, and (i) the Seller or any of its Affiliates (other than any member of the Company Group) or (ii) any director or officer of any member of the Company Group, on the other hand, are parties (“Affiliate Contracts”). None of the Seller, any of its Affiliates (other than any member of the Company Group) has any ownership or financial interest in any property or assets of the Company Group (other than through the Seller’s ownership of the Purchased Interests).

5.21         Customers and Suppliers. Section 5.21 of the Disclosure Letter sets forth a true, complete and accurate list of (a) the names of the ten (10) largest customers of the Company Group, taken as a whole, in each case measured by revenue for the twelve (12) calendar months ended December 31, 2023 (the “Top Customers”) and showing the total amount of revenue from each such Top Customer during such period and the percentage of the total recognized revenue of the Company Group represented by such revenue, and (b) the names of the ten (10) largest suppliers of the Company Group, taken as a whole, in each case measured by costs for the twelve (12) calendar months ended December 31, 2023 (the “Top Suppliers”) and showing the total amount of purchases by the Company Group from each such Top Supplier during such period and the percentage of the total amount of purchases by the Company Group represented by such purchases. Since the date of the Interim Balance Sheet until the date of this Agreement, none of the customers or suppliers listed or required to be listed on Section 5.21 of the Disclosure Letter has notified any member of the Company Group, in writing, that it is (x) canceling or terminating its relationship with the Company or any Company Subsidiary, or (y) materially and adversely modifying its relationship with any member of the Company Group.

5.22         Absence of Certain Changes. During the period from the date of the Interim Balance Sheet to the date of this Agreement:

(a)            except as otherwise expressly contemplated or required by this Agreement, the businesses of the members of the Company Group have been conducted in the ordinary course of business in all material respects;

(b)            no member of the Company Group has taken an action that, if taken during the period from the date of the Agreement through the Closing, would constitute a breach of Sections 7.1(d), 7.1(e), 7.1(f), 7.1(g), 7.1(i), 7.1(j), 7.1(k), 7.1(l), 7.1(m), 7.1(n) or, with respect to any such Sections, Section 7.1(s); and

(c)            there has been no Company Material Adverse Effect.

5.23         Product Liability; Product Warranty. Except as would not, individually or in the aggregate, be materially adverse to the Company Group, taken as a whole:

(a)            no member of the Company Group has any liability (excluding contractual liabilities for which claims have not been made) arising out of any injury to individuals or property as a direct result of the ownership, possession or use of any product designed, manufactured or sold by or on behalf of, or any service provided by, any member of the Company Group (each such product or service, a “Product”);

(b)            during the past three (3) years, (i) all Products have been processed, manufactured and marketed in accordance with (A) the specifications and standards required by or contained in applicable Contracts, and (B) all applicable Laws, and (ii) there have been no third party (A) product liability claims made or threatened in writing involving the Products or (B) product warranty claims involving the Products, except for the return, replacement or repair of products in the ordinary course of business pursuant to standard product warranties; and

(c)            during the past three (3) years, there have been no recalls involving any Products.

5.24         Brokers. Except for any broker, finder or similar intermediary all of the fees or commissions of which (a) constitute Company Expenses or (b) constitute obligations of the Seller and will be paid by the Seller following the Closing, no broker, finder or similar intermediary has acted for or on behalf of any member of the Company Group or the Seller in connection with this Agreement or any Ancillary Agreement or the transactions contemplated hereby and thereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any Contract with any member of the Company Group or the Seller or any action taken by them.

5.25         Subsidies. During the past three (3) years, no member of the Company Group has received any material public aid or subsidies from any Governmental Authority.

5.26         Company’s Reliance. The Company acknowledges and agrees that none of the Buyer or any other Person has made any representation or warranty, expressed or implied, written or oral, as to the accuracy or completeness of any information regarding the Buyer Common Shares that the Buyer furnished or made available to the Company and its Representatives, except as expressly set forth in Article 6 of this Agreement, the certificates delivered hereunder and the Ancillary Agreements. Except as expressly set forth in Article 6 of this Agreement, the certificates delivered hereunder and the Ancillary Agreements, none of the Buyer nor any other Person (including any officer, director, member or partner of the Buyer) shall have or be subject to any liability to the Company, or any other Person, resulting from the Company Group’s use of any information, documents or material made available to the Seller or the Company (or any omissions therefrom) in any “data rooms” maintained by the Buyer, via e-mail, management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. The Company acknowledges and agrees that, except for the representations and warranties contained in Article 6, the certificates delivered hereunder and the Ancillary Agreements, none of the Buyer or any other Person has made, and the Company has not relied on any other express or implied representation or warranty, written or oral, by or on behalf of the Buyer or any other Person. Except for the representations and warranties contained in Article 6, the certificates delivered hereunder and the Ancillary Agreements, the Company acknowledges that none of the Buyer or any other Person, directly or indirectly, has made, and the Company has not relied on, any representation or warranty regarding the pro forma financial information, financial projections or other forward-looking statements of the Buyer, and the Company will make no claim with respect thereto.

5.27         Exclusivity of Representations. The representations and warranties made by the Company in this Article 5, the certificates delivered hereunder and the Ancillary Agreements are the exclusive representations and warranties made by or concerning the Company Group. Except as set forth in this Article 5, the certificates delivered hereunder and the Ancillary Agreements, (a) the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, written or oral, as to the condition, value or quality of any business or assets of any member of the Company Group or otherwise, and (b) the Company expressly disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the assets of any member of the Company Group, any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent, it being understood that except for the representations set forth in this Article 5, the certificates delivered hereunder and the Ancillary Agreements, such subject assets are “as is, where is” on the Closing Date, and in their present condition, and the Buyer and its Affiliates shall rely on their own examination and investigation thereof. Except as set forth in this Article 5, the certificates delivered hereunder and the Ancillary Agreements, no member of the Company Group is, directly or indirectly, making any representations or warranties regarding the pro forma financial information, financial projections or other forward-looking statements of any member of the Company Group.

Article 6

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except (a) as set forth in the Buyer Disclosure Letter (subject to Section 11.8), and (b) as otherwise disclosed or identified in the Buyer Reports filed prior to the date hereof (other than any forward-looking or predictive disclosures contained in the “Forward Looking Statements”, “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” sections of the Buyer Reports, and any other forward-looking, predictive or cautionary disclosures contained or referenced elsewhere in the Buyer Reports), the Buyer represents and warrants to the Company and the Seller as follows:

6.1           Organization. The Buyer is duly formed (or the equivalent thereof), validly existing and, to the extent applicable, in good standing (or the equivalent thereof) under the Laws of the jurisdiction of its incorporation or organization, with requisite organizational power and authority to own its properties and carry on its business in all material respects as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not reasonably be expected to (i) prevent, hinder or delay any of the transactions contemplated hereby or (ii) have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement and the applicable Ancillary Agreements.

6.2           Capitalization.

(a)            As of the date hereof, the authorized capital stock of the Buyer consists of 300,000,000 Buyer Common Shares and 30,000,000 shares of preferred stock. As of June 21, 2024, the issued and outstanding shares of capital stock of the Buyer consist of 98,257,405 Buyer Common Shares and 0 shares of preferred stock (collectively, the “Buyer Issued Equity”). All Buyer Issued Equity has been duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable state and federal securities Laws and is not subject to any Encumbrance (except Encumbrances arising under applicable federal and state securities Laws), or issued in violation of any Encumbrance, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law or the Organizational Documents of the Buyer or any Contract to which the Buyer is a party or by which it is bound.

(b)            Other than as described in Section 6.2(a) and for any equity awards with respect to Buyer Common Shares held by employees, directors and other personnel of the Buyer, in each case that are outstanding under the plans and arrangements described in the Buyer Reports filed or furnished on or prior to June 21, 2024 (the “Buyer Equity Awards”), there are no other Equity Securities of the Buyer authorized, issued, allotted, reserved for issuance, sale or allotment or outstanding, and no outstanding, and no preemptive or other outstanding or authorized rights, options, warrants, convertible or exchangeable securities, subscriptions, derivatives, redemption rights, repurchase rights, calls or commitments or other agreements, arrangements or commitments of any character whatsoever, relating to the Equity Securities of the Buyer, in each case, to which the Buyer or any of its Subsidiaries is a party or by which the Buyer or any of its Subsidiaries is bound, or any other Equity Securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Equity Securities of the Buyer, and no Equity Securities evidencing such rights are issued or outstanding. Other than the Buyer Equity Awards, there are no outstanding or authorized stock appreciation, phantom stock, profit interest or participation or similar rights with respect to the Equity Securities of, or any other equity or voting interest in, the Buyer to which the Buyer is a party or is bound. Other than as described in filings by the Buyer with the SEC on or prior to June 21, 2024 (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), as of the date hereof, the Buyer has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire Equity Securities having the right to vote) with the equityholders of the Buyer on any matter. Other than pursuant to the Buyer Equity Awards or Buyer Common Shares acquired upon exercise thereof, there are no outstanding Contracts to which the Buyer is a party (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any of the Equity Securities of the Buyer. There are no revocable or irrevocable proxies and no voting agreements with respect to any Equity Securities of the Buyer. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of any Equity Securities of the Company. At the Closing, the Buyer will have authorized but unissued Buyer Common Shares sufficient for delivery pursuant to the terms set forth in Section 2.2(b).

6.3           Binding Obligation. The Buyer has full requisite authority and power to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement by the Buyer and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby by the Buyer (including the issuance of the Buyer Common Shares pursuant to this Agreement, the listing of the Buyer Common Shares) have been duly and validly authorized by all necessary action on the part of the Buyer, and no other proceedings on the part of the Buyer are necessary to authorize the execution, delivery and performance of this Agreement and such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby by the Buyer. This Agreement has been, and the Ancillary Agreements to which the Buyer is or will be a party when executed will be, duly executed and delivered by the Buyer and, assuming that this Agreement and such other Ancillary Agreements constitute the legal, valid and binding obligations of the other parties hereto and thereto, constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

6.4           No Defaults or Conflicts. The execution and delivery by the Buyer of this Agreement and the Ancillary Agreements to which the Buyer is or will be a party and the consummation of the transactions by the Buyer contemplated hereby and thereby and performance by the Buyer of its obligations hereunder and thereunder do not (a) conflict with or violate or result in any violation of the Organizational Documents of the Buyer, (b) conflict with, violate or result in a breach of any of the terms or provisions of, or constitute a default under, in any case with or without notice or lapse of time or both, or give any right of termination, suspension, amendment, revocation, cancellation or acceleration under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) under, any Contract to which the Buyer is party or by which it is are bound or to which its properties or assets are subject, or (c) assuming all filings and consents necessary for the consummation of the transactions contemplated hereby as set forth in Section 6.5 of the Buyer Disclosure Letter shall have been, as relevant, obtained or made (and assuming the truth and accuracy of the representations and warranties of the Seller in Article 4 and the Company in Article 5), violate, conflict with or result in a breach or default under any existing applicable Law or Order applicable to the Buyer or any of its assets or properties; provided, however, that no representation or warranty is made in the foregoing clauses (b) or (c), where the conflict, violation, breach, default, acceleration, termination, revocation, modification, cancellation, failure to give notice or obtain consent, as applicable, would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

6.5           No Governmental Authorization or Consents Required. Except for (i) the applicable requirements of Antitrust Laws, the Securities Act and the Exchange Act, (ii) with respect to filings required to be made with the New York Stock Exchange (“NYSE”), (iii) for or pursuant to other applicable foreign securities Law approvals, state securities, takeover and “blue sky” laws, and (iv) as listed in Section 6.5 of the Buyer Disclosure Letter, no authorization, approval or consent or other action by, and no notice to, or declaration or filing with any Governmental Authority or any other Person will be required to be obtained or made by the Buyer in connection with the execution, delivery and performance by the Buyer of this Agreement and the Ancillary Agreements to which the Buyer is a party and the consummation by the Buyer of the transactions contemplated hereby and thereby; provided, however, that no representation and warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not have a Buyer Material Adverse Effect. No vote of the holders of Buyer Common Shares or any other class of Buyer Issued Equity is necessary to approve or adopt this Agreement or the transactions contemplated hereby, including the issuance of the Buyer Common Shares, under the Organizational Documents of the Buyer, applicable Law, rules of the NYSE or otherwise.

6.6           Buyer Reports; Financial Statements.

(a)            The Buyer has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports, schedules, proxies, registrations and other documents required to be filed or furnished by it with the SEC pursuant to the SEC Guidance since January 1, 2022 (the “Applicable Date”) (the forms, statements, certifications, reports, schedules, proxies, registrations and other documents filed or furnished to the SEC (whether required or filed or furnished on a voluntary basis), in each case, including any amendments thereto, and all exhibits thereto and documents incorporated therein by reference, the “Buyer Reports”). Since the Applicable Date, each of the Buyer Reports, at the time of its filing or being furnished, complied (or, if amended prior to the date of this Agreement, as of the date of such amendment) or, if not yet filed or furnished, will comply, in all material respects, with applicable Laws, including the applicable requirements of SEC Guidance and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Buyer Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Buyer Reports filed or furnished to the SEC since the Applicable Date did not, and any Buyer Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)            No Subsidiary of the Buyer is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file or furnish any form, statement, certification, report, schedule, proxy, registration or other document with, or make any other filing with, or furnish any other material to the SEC.

(c)            The Buyer has made available (including via the EDGAR system) to the Seller all material correspondence between the SEC, on the one hand, and the Buyer or any of its Subsidiaries, on the other hand, since the Applicable Date, that have not been resolved by subsequent Buyer Reports on or prior to June 21, 2024. As of the date hereof, there are no outstanding or unresolved comments from the SEC’s staff with respect to any of the Buyer Reports. To the knowledge of the Buyer, as of the date hereof, (i) none of the Buyer Reports is the subject of ongoing SEC review or outstanding SEC comment and (ii) neither the SEC nor any other Governmental Authority is conducting any investigation or review of any Buyer Report.

(d)            Since the Applicable Date, the Buyer has been in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Buyer maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15, as applicable, under the Exchange Act and as necessary to permit preparation of financial statements in accordance with GAAP. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Buyer and its Subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC Guidance, and that all such information is accumulated and communicated to the individuals responsible for the preparation of the Buyer’s filings with the SEC and other public disclosure documents to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Buyer maintains a system of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and SEC Guidance. During the previous five (5) years or as otherwise described in filings by the Buyer with the SEC since the Applicable Date and on or prior to June 21, 2024, neither the Buyer (including any employee thereof) nor its independent registered public accounting firm has identified or been made aware of (i) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of internal control over financial reporting of the Buyer, (ii) any fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Buyer or other employees who have (or had) a role in the preparation of financial statements or the internal control over financial reporting utilized by the Buyer or (iii) any claim or allegation regarding any of the foregoing.

(e)            Each of the audited financial statements and unaudited interim financial statements included in or incorporated by reference into the Buyer Reports (including the related notes and schedules) since the Applicable Date (i) complied, or, in the case of Buyer Reports filed after the date of this Agreement, will comply, as to form in all material respects with all applicable Law, including SEC Guidance, (ii) has been prepared from, and is in accordance with, or in the case of Buyer Reports filed after the date of this Agreement, will be prepared from and will be in accordance with, the books and records of the Buyer and its consolidated Subsidiaries, (iii) were prepared, or in the case of Buyer Reports filed after the date of this Agreement, will be prepared, in accordance with GAAP applied on a consistent basis throughout the periods involved, except as may be noted therein, and (iv) fairly presents in all material respects, or in the case of Buyer Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Buyer and its consolidated Subsidiaries as of its date and for the periods indicated in such Buyer Reports, with only such deviations from such accounting principles or their consistent application as are referred to in the financial statements and unaudited interim financial statements included in or incorporated by reference into the Buyer Reports and, subject, in the case of the unaudited interim financial statements, to (i) normal year-end audit adjustments, and (ii) the absence of related notes.

(f)           There are no outstanding loans or other extensions of credit made by the Buyer to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Buyer. The Buyer has not taken any action prohibited by Section 13(k) of the Exchange Act.

(g)           Except as set forth in the Buyer Reports filed on or prior to June 21, 2024, as of the date hereof, neither the Buyer nor any of its Subsidiaries maintains any material undisclosed “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the SEC.

(h)            Except (i) as set forth in Section 6.6(h) of the Buyer Disclosure Letter or the Buyer Reports filed prior to the date of this Agreement, (ii) for liabilities incurred in the ordinary course of business, since the date of the filing of a Buyer Report prior to entering into this Agreement (none of which results from breach of Contract, breach of warranty, violation of Law, tort, infringement or misappropriation), (iii) for liabilities or obligations arising under this Agreement or the performance by the Buyer of its obligations hereunder and (iv) as would not have a Buyer Material Adverse Effect, the Buyer does not have any liabilities and obligations (whether known or unknown, asserted or unasserted, accrued or unaccrued, absolute or contingent) of a type that are required by GAAP to be reflected or reserved against in a balance sheet of the Buyer and its consolidated Subsidiaries.

6.7           Brokers. Other than J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, no broker, finder or similar intermediary has acted for or on behalf of the Buyer in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any Contract with the Buyer or any action taken by the Buyer.

6.8           Debt Financing.

(a)            The Buyer has delivered to the Seller a true and complete copy, including all exhibits and schedules thereto, of an executed debt commitment letter (the “Debt Commitment Letter”) pursuant to which the lenders named therein (the “Lenders”) have committed to lend the Buyer the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement. The Buyer has also delivered a true and complete (other than the redaction referenced herein) copy of each fee letter referenced in the Debt Commitment Letter (it being understood that the fee amounts, other economic terms, “market flex” and other customary provisions (none of which would adversely affect the conditionality, availability or timing of the Debt Financing or reduce the Debt Financing to an amount less than the Required Amount) set forth therein have been redacted) (collectively, the “Fee Letter”).

(b)           As of the date hereof, (x) the Debt Commitment Letter and the Fee Letter are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect and (y) to the knowledge of the Buyer, no such amendment or modification is contemplated (other than to add lenders, lead arrangers, bookrunners or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement), and no such withdrawal, termination or rescission is contemplated. As of the date hereof, the Debt Commitment Letter and the Fee Letter, in the forms so delivered, are legal, valid and binding obligations of the Buyer and, to the knowledge of the Buyer, the other parties thereto, except as may be limited by the Equitable Exceptions. Except for any customary engagement letters with respect to any Buyer Financing as of the date hereof, there are no other agreements, side letters, understandings or arrangements relating to the funding of the full amount of the Debt Financing on the Closing Date, and the Debt Commitment Letter and the Fee Letter constitute the entire and complete agreement between the parties thereto with respect to the terms and conditions of the Debt Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Buyer under any term or condition of the Debt Commitment Letter or the Fee Letter and the Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it in the Debt Commitment Letter or the Fee Letter on or prior to the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter. The Buyer has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter or the Fee Letter, in each case to be paid by it on or prior to the date of this Agreement. As of the date hereof, the Buyer is not aware of any fact or occurrence that, with or without notice, lapse of time or both, could reasonably be expected to (i) make any of the assumptions or any of the statements set forth in the Debt Commitment Letter or Fee Letter inaccurate, (ii) result in any of the terms or conditions in the Debt Commitment Letter or Fee Letter not being satisfied or (iii) otherwise result in the Debt Financing not being available on a timely basis in order to consummate the transactions contemplated by this Agreement.

6.9           Sufficiency of Funds. (x) As of the date of this Agreement, the Debt Financing when funded in accordance with the Debt Commitment Letter and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount) will provide to the Buyer sufficient cash in immediately available funds to pay all amounts payable by it pursuant to Article 2 (including all amounts to repay, prepay or redeem, as applicable, the Credit Facilities, the Existing Notes and all other outstanding Indebtedness contemplated to be repaid, prepaid or redeemed by this Agreement) and all fees, costs, expenses and other amounts payable by the Buyer or its Subsidiaries in order to consummate the transactions contemplated by this Agreement (collectively, the “Required Amount”), and (y) as of the Closing Date, the Buyer will have sufficient cash in immediately available funds to pay the Required Amount. The Buyer confirms that it is not a condition to Closing or any of its other obligations under this Agreement that the Buyer obtain financing for or in connection with the transactions contemplated by this Agreement.

6.10           Compliance with Laws. The business of the Buyer and its Subsidiaries, taken as a whole, is not being, and during the previous three (3) years has not been, conducted in violation of any applicable Laws or Orders, except such violations that would not have a Buyer Material Adverse Effect. During the previous three (3) years, neither the Buyer nor any of its Subsidiaries has received written notice from any Governmental Authority asserting that the Buyer or any Subsidiary of the Buyer is in violation of any Law or Order, except such violations that would not have a Buyer Material Adverse Effect.

6.11           Litigation.

(a)           There are no Actions pending, or to the knowledge of the Buyer, threatened in writing against the Buyer before any Governmental Authority that would have a Buyer Material Adverse Effect.

(b)           Except as would not have a Buyer Material Adverse Effect, the Buyer is not subject to any unsatisfied Order.

6.12         Solvency. Assuming (a) the representations and warranties of the Seller and the Company in this Agreement, the certificates delivered hereunder and the Ancillary Agreements are true and correct in all material respects at and immediately after the Closing (and without giving effect to any limitation or qualification as to materiality or terms of other similar import or effect), (b) the conditions to the obligations of the Buyer to consummate the transactions contemplated by this Agreement set forth in Article 8 have been satisfied or waived, and (c) the Financial Statements fairly present the consolidated financial condition and earnings of Titan Holdings II B.V. and its subsidiaries as at the end of the periods covered thereby, then immediately following the Closing and after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the Closing), the Buyer and each of its Subsidiaries (including the Company Group after the Closing), taken as a whole, on a consolidated basis, will be Solvent. No transfer of property is being made and no obligation is being incurred by the Buyer in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Buyer or its Subsidiaries.

6.13         Buyer’s Reliance. The Buyer acknowledges that it and its Representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, Contracts, Company Insurance Policies (or summaries thereof) and other properties and assets of the Company Group that it and its Representatives have desired or requested to see or review, and that it and its Representatives have had an opportunity to meet with the officers and employees of the Company Group to discuss the business of the Company Group. The Buyer acknowledges and agrees that none of the Seller, the Company or any other Person has made any representation or warranty, expressed or implied, written or oral, as to the accuracy or completeness of any information regarding the Purchased Interests that the Company Group furnished or made available to the Buyer and its Representatives, except as set forth in Articles 4 and 5 of this Agreement, the certificates delivered hereunder and the Ancillary Agreements, and, except as expressly set forth in Articles 4 and 5 of this Agreement, the certificates delivered hereunder and the Ancillary Agreements, neither the Seller nor any other Person (including any officer, director, member or partner of the Seller) shall have or be subject to any liability to the Buyer, or any other Person, resulting from the Buyer’s use of any information, documents or material made available to the Buyer (or any omissions therefrom) in any “data rooms” maintained by the Company, including the Data Room, via e-mail, management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. The Buyer acknowledges and agrees that, should the Closing occur, the Buyer shall acquire the Company Group without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis, except as otherwise represented or warranted in Articles 4 and 5 of this Agreement, the certificates delivered hereunder and the Ancillary Agreements (which the Buyer acknowledges shall survive in accordance with the provisions of Section 11.1); provided, however, that nothing in this Section 6.13 is intended to limit or modify the representations and warranties contained in Articles 4 and 5, the certificates delivered hereunder or the Ancillary Agreements. The Buyer acknowledges and agrees that, except for the representations and warranties contained in Articles 4 and 5, the certificates delivered hereunder and the Ancillary Agreements, none of the Company, the Seller or any other Person has made, and the Buyer has not relied on any other express or implied representation or warranty, written or oral, by or on behalf of the Company, the Seller or any other Person. Except for the representations and warranties contained in Articles 4 and 5, the certificates delivered hereunder and the Ancillary Agreements, the Buyer acknowledges that none of the Company, the Seller or any other Person, directly or indirectly, has made, and the Buyer has not relied on, any representation or warranty regarding the pro forma financial information, financial projections or other forward-looking statements of the Company Group, and the Buyer will make no claim with respect thereto.

6.14         Exemption from Registration. Assuming the truth and accuracy of the representations and warranties of the Seller in Section 4.11, the issuance of the Buyer Common Shares pursuant to this Agreement is exempt from the registration and prospectus delivery requirements of the Securities Act and the rules and regulations thereunder. Without limiting the foregoing, neither the Buyer nor, to the knowledge of the Buyer, any other Person authorized by the Buyer to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Buyer Common Shares, and neither the Buyer nor, to the knowledge of the Buyer, any Person acting on its behalf has made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of the Buyer Common Shares under this Agreement to be integrated with prior offerings by the Buyer for purposes of the Securities Act that would result in none of Regulation D or any other applicable exemption from registration under the Securities Act to be available, nor will the Buyer take any action or steps that would cause the issuance of the Buyer Common Shares under this Agreement to be integrated with other offerings by the Buyer.

6.15         Status of Securities.

(a)            The Buyer Common Shares will be, when issued, duly authorized by all necessary corporate action on the part of the Buyer, validly issued, fully paid and nonassessable and issued in compliance with all applicable federal and state securities Laws and will not be subject to preemptive rights of any other stockholder of the Buyer, and will be free and clear of all liens, except restrictions imposed by the Securities Act and any other applicable securities Laws. The Buyer Common Shares to be issued under this Agreement have been, or prior to Closing will be, duly reserved for issuance.

(b)            Except as set forth on Section 6.15 of the Buyer Disclosure Letter, there are no contracts, agreements or understandings between the Buyer and any Person granting such Person the right (other than rights which have been waived in writing or otherwise satisfied) to require the Buyer to include any of its Equity Securities in any registration statement filed with the SEC.

6.16         Investment Purpose. The Buyer will be acquiring the applicable Purchased Interests for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities Laws. The Buyer acknowledges that the sale of the Purchased Interests hereunder has not been registered under the Securities Act or any other securities Laws, and that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act or other applicable securities Laws, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. The Buyer represents that it is an “Accredited Investors” as that term is defined in Rule 501 of Regulation D of the Securities Act.

6.17         U.S. Real Property Holding Corporation. The Buyer is not a “United States real property holding corporation” within the meaning of Section 897 of the Code and any applicable Treasury Regulations.

6.18         Form S-3. The Buyer is eligible to use a Registration Statement on Form S-3 (or any successor form thereto) and is a “well-known seasoned issuer” within the meaning of Rule 405 under the Securities Act.

6.19         No Rights Agreement. The Buyer is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

6.20         Listing and Maintenance Requirements. The Buyer Common Shares are registered pursuant to Section 12(b) of the Exchange Act and listed on the NYSE, and the Buyer has taken no action designed to, or which to the knowledge of the Buyer is reasonably likely to have the effect of, terminating the registration of the Buyer Common Shares under the Exchange Act or delisting the Buyer Common Shares from the NYSE, nor has the Buyer received any notification that the SEC or the NYSE is contemplating terminating such registration or listing. The Buyer is in compliance in all material respects with the listing and listing maintenance requirements of the NYSE applicable to it for the continued trading of its Buyer Common Shares.

6.21         Exclusivity of Representations. The representations and warranties made by the Buyer in this Article 6 are the exclusive representations and warranties made by or concerning the Buyer or its Affiliates. Except as set forth in this Article 6, the Buyer expressly disclaims any other representations or warranties of any kind or nature, express or implied, written or oral. The Buyer is not, directly or indirectly, making any representations or warranties regarding pro forma financial information, financial projections or other forward-looking statements of the Buyer or its Affiliates.

Article 7

COVENANTS

7.1           Conduct of Business of the Company Group. Except (A) as contemplated by this Agreement, (B) as required by applicable Law, (C) any COVID-19 Measures, or (D) as otherwise set forth in Section 7.1 of the Disclosure Letter, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, the Company shall use reasonable best efforts to, and shall cause the Company Subsidiaries to use reasonable best efforts to, conduct the business and operations of the Company Group in the ordinary course in all material respects (it being understood that failure to take any action that would be prohibited by any of clauses (a) through (s) of this Section 7.1 shall not, in any event, constitute a breach of the obligation set forth in this sentence to conduct business and operations in the ordinary course). Without limiting the generality of the foregoing, except as contemplated by this Agreement, as required by applicable Law, for any COVID-19 Measures or as otherwise set forth in Section 7.1 of the Disclosure Letter, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) (provided, that the Buyer shall affirmatively provide or withhold such consent no later than five (5) Business Days following receipt of the Company’s written request for such response and, if the Buyer does not timely respond in writing, such consent shall be deemed withheld), the Company shall not, and shall cause the Company Subsidiaries not to, undertake any of the following actions:

(a)            issue, sell or pledge, or authorize or propose the issuance, sale or pledge of additional Equity Securities of any member of the Company Group, in each case, other than to another member of the Company Group;

(b)            redeem, purchase or otherwise acquire any outstanding Equity Securities of any member of the Company Group except for any redemption, purchase or acquisition in connection with the departure of any employee of a member of the Company Group or in furtherance of the transactions contemplated hereby; provided, that, except to the extent that it is reasonably likely to result in the aggregate balance of Closing Cash to be less than $75,000,000, nothing in this Agreement shall restrict members of the Company Group from declaring or paying any cash dividend or making any other cash distribution to the Seller or direct or indirect equityholders of the Seller prior to the Closing Date;

(c)            adopt any new (except to the extent required by applicable Law or in connection with the formation of a new Subsidiary), or amend in any material respect, any existing Organizational Document of any member of the Company Group;

(d)            except as required by Law or pursuant to any Company Plans or Collective Bargaining Agreement existing on the date hereof, (i) grant or announce any increase in the salary, wage rate, bonus, severance, incentive or phantom equity or other incentive pay or other compensation or benefit payable by any member of the Company Group to any Company Group Service Provider, other than increases of annual base salary in the ordinary course of business consistent with past practice to Company Group Service Providers in an amount no more than 15% on an individual basis and that will result in an increase of total payroll for the fiscal year in which such increases occurs of no more than 3% of total payroll for the previous fiscal year, (ii) make any loan to any Company Group Service Provider whose annual base compensation equals or exceeds €150,000, (iii) make any loan to any Company Group Service Provider whose annual base compensation is less than €150,000, except for loans made consistent with past practice, (iv) enter into any “double-trigger” agreement or arrangement with any Company Group Service Provider, (v) except as permitted by clause (i) of this Section 7.1(d), enter into, adopt or establish any Company Plan, terminate any Company Plan or amend any Company Plan, other than amendments that are (x) required by applicable Law or (y) with respect to Company Plans that provide health and welfare benefits, on commercially reasonable terms that do not materially increase the annual costs of maintaining such Company Plan, (vi) hire, promote or engage any Company Group Service Provider whose annual base compensation equals or exceeds €200,000, except to fulfill the open employment positions set forth in Section 7.1(d) of the Disclosure Letter, with aggregate compensation not to exceed the amount set forth next to each open employment position set forth in Section 7.1(d) of the Disclosure Letter and with all other employment terms on substantially the same terms and conditions in all material respects as similarly situated employees, or to replace a Company Group Service Provider whose employment with the Company Group has terminated for any reason on substantially the same terms and conditions in all material respects (including for the avoidance of doubt, level of compensation) as the terminated Company Group Service Provider who is being replaced, (vii) hire, promote or engage any Company Group Service Provider whose annual base compensation is less than €200,000, except in the ordinary course of business on commercially reasonable terms and conditions of employment, provided that the total number of permanent Company Group Service Providers shall not be increased by more than 150, from the number of permanent Company Group Service Providers engaged as of May 31, 2024, (viii) terminate the service of any Company Group Service Provider with annual base compensation equal to or in excess of €200,000 other than for “cause”, (ix) grant any change in control, single trigger severance, retention, termination or similar compensation or benefits to any Company Group Service Provider or (x) take any action to accelerate the vesting of, or payment of any compensation or benefit under any Company Plan;

(e)           adopt, enter into, amend or terminate any Collective Bargaining Agreement, other than, in each case, as required by Law or pursuant to the terms of any such Contract existing on the date hereof and set forth in the Disclosure Letter;

(f)             plan, announce, implement or effect any “collective redundancy”, “mass layoff”, “business closing”, “plant closing” or equivalent (as defined by applicable Law), early retirement program, severance program or other program or effort concerning the termination of employment of employees of any member of the Company Group or enter into negotiations for the purpose of entering into or making any amendments to any Collective Bargaining Agreement;

(g)            except (i) for disposals of obsolete assets or assets with de minimis or no book value and (ii) for sales of inventory or accounts receivable in the ordinary course of business, sell, lease, transfer, mortgage, pledge or otherwise dispose of or subject to any Encumbrance (other than Permitted Encumbrances) any property or asset that is material to the Company Group;

(h)            (i) create, assume, guarantee or incur, or agree to create, assume, guarantee or incur, any Indebtedness under clauses (i), (ii), (iii) and (xi) of the definition thereof (whether or not drawn or called) or any Indebtedness of the type described in clause (M) or clause (N) of the exclusions to the definition thereof, in the aggregate, in excess of €5,000,000 (other than (A) borrowings, guarantees and other issuances under lines of credit existing on the date of this Agreement, the Credit Facilities, any confirming facilities or factoring facilities, supply chain financing facilities and similar programs or securitization facilities (including the Receivables Financing Programme) or capitalized lease obligations existing on the date of this Agreement (or, in the case of any confirming or factoring facility or any capitalized lease obligations, consistent with past practice) or, in each case, any facility, capital lease or financing program that replaces, renews, extends, refinances, consolidates or refunds any of the foregoing facilities, capital leases or financing programs in the same principal or committed amount (plus an amount equal to unpaid accrued interest and any premium thereon and any fees, commissions and expenses) (including indebtedness incurred to repay or refinance related fees and expenses), (B) guarantees or credit support provided by the Company Group of the obligations of the Company or any of its Subsidiaries to the extent such indebtedness is in existence on the date of this Agreement or incurred in compliance with this Section 7.1(h), and (C) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business or consistent with past practice; (ii) amend, issue or sell any debt securities, instruments or warrants or other rights to acquire any debt securities of the Company Group in excess of €1,000,000; or (iii) mortgage, pledge, or otherwise create any Encumbrance over any material assets of any member of the Company Group or over any Purchased Interests, other than Permitted Encumbrances or Encumbrances that will be released substantially concurrently with the Closing);

(i)             make any loans, capital contributions or investments in or lend money to any Person (other than to other members of the Company Group) in excess of €5,000,000 in the aggregate, except for (i) travel and other business expenses to directors, officers and employees in the ordinary course of business; (ii) in the ordinary course of business to any customer, distributor, licensor, supplier or other Person with which the Company or any of its Subsidiaries has significant business relations; (iii) loans, advances or capital contributions to, or investments in, any direct or indirect wholly-owned Subsidiaries of the Company; and (iv) advances in connection with indemnification obligations pursuant to the Company’s bylaws or indemnification agreements entered into between any member of the Company Group and current and former directors, officers and employees that are in effect as of the date of this Agreement;

(j)             materially amend or terminate any Material Contract or Lease or enter into any Contract that would be a Material Contract or a Lease (in each case other than (i) bidding for and entering into Contracts with customers or suppliers in the ordinary course of business, (ii) terminations of Contracts as a result of the expiration of the term of such Contracts or material breach by any counterparty of such Contracts, (iii) renewals of Contracts in the ordinary course of business and (iv) otherwise in the ordinary course of business);

(k)            acquire or sell any (i) business, (ii) material assets (other than acquisition of inventory in the ordinary course), (iii) Equity Securities of a Person, (iv) real property or (v) all or substantially all of the assets of any Person, in each case, whether by merger or consolidation, purchase of assets or Equity Securities or by any other manner, in a single transaction or a series of related transactions;

(l)             make any material change in the Company Group’s methods, principles, practice or policies of financial accounting in effect as of the date hereof, except as required by a change IFRS or in applicable Law;

(m)           make any material Tax election inconsistent with past practices, change or revoke any material Tax election, file any amended material Tax Return, change any Tax accounting period or method, enter into any agreement with any Tax Authority with respect to any Tax matter, surrender any material right to a Tax refund, settle any material Tax claim relating to any member of the Company Group, waive or extend any statute of limitations with respect to Taxes for a Pre-Closing Tax Period (other than as a result of routine requests by a Tax Authority in connection with an audit or similar proceeding or otherwise in the ordinary course of business), or change the Tax residence of any member of the Company Group, create a permanent establishment or other taxable presence of any member of the Company Group in any jurisdiction other than its jurisdiction of incorporation, or take any action to dissolve or amend the CIT Fiscal Unity;

(n)           cancel any material third party Indebtedness owed to any member of the Company Group (excluding, in each case, for the avoidance of doubt, all intercompany Indebtedness between or among members of the Company Group);

(o)           adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, exchange or readjustment of stock or units, stock or unit dividend or distribution or like change in the capitalization of the Company;

(p)           sell, assign, transfer, license or otherwise dispose of or abandon or allow to lapse any material Owned Intellectual Property (other than nonexclusive licenses granted by the members of the Company Group in the ordinary course of business);

(q)           settle, waive, release, assign or compromise any claims, liabilities or obligations arising out of, related to or in connection with any Action other than settlements of, or compromises for, any such Action (i) involving only monetary relief in the amount of €3,000,000 or less and where the relevant member or members of the Company Group obtain a customary release in the Company Group’s favor or (ii) in which any member of the Company Group is the plaintiff and incurs no material liability or other obligations;

(r)           make any capital expenditure in excess of €3,000,000 (other than in accordance with the capital expenditure plan as set forth in Section 7.1(r) of the Disclosure Letter); or

(s)           agree to take any of the foregoing actions.

Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement (A) will give the Buyer, directly or indirectly, rights to control or direct the business or operations of any member of the Company Group prior to the Closing or (B) shall operate to prevent or restrict any act or omission by any member of the Company Group the taking of which is required by applicable Law or any Contract or Company Plan by which any member of the Company Group is bound as of the date hereof. Prior to the Closing, the members of the Company Group will exercise, consistent with the terms and conditions of this Agreement, control of their businesses and operations.

7.2           Conduct of Business of the Buyer. Except as contemplated by this Agreement, as required by applicable Law, any COVID-19 Measures or as otherwise set forth in Section 7.2 of the Buyer Disclosure Letter, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, without the prior written consent of the Seller (provided, that the Seller shall affirmatively provide or withhold such consent no later than five (5) Business Days following receipt of the Buyer’s written request for such response and, if the Seller does not timely respond in writing, such consent shall be deemed withheld), the Buyer shall not, and shall cause its Subsidiaries not to, undertake any of the following actions:

(a)            amend or otherwise change (whether by merger or otherwise) the certificate of incorporation or bylaws or any similar governing instruments of the Buyer that would prevent, materially delay or materially impair the transactions contemplated by this Agreement;

(b)            declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise or set a record date for any of the foregoing (other than (x) the declaration and payment of cash dividends to the holders of Buyer Common Shares in the ordinary course in an amount not to exceed $0.55 per share per quarter and (y) dividends and distributions paid or payable by a Subsidiary of the Buyer to another Subsidiary of the Buyer or to the Buyer);

(c)            adjust, split, combine, redeem, reclassify, combine, subdivide or otherwise amend the terms of the Buyer Common Shares or set a record date for any of the foregoing;

(d)            redeem, repurchase or acquire any Buyer Common Shares or set a record date for any of the foregoing (other than redemptions, repurchases or acquisitions of Buyer Common Shares from employees, directors and other personnel of the Buyer in the ordinary course);

(e)            voluntarily deregister the Buyer Common Shares under the Exchange Act, or voluntarily delist the Buyer Common Shares;

(f)             adopt or effect a plan of bankruptcy or complete or partial liquidation or dissolution of the Buyer; or

(g)            agree to take any of the foregoing actions.

7.3           Access to Information; Confidentiality; Public Announcements.

(a)           During the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, the Company shall, and shall cause the other members of the Company Group and their respective Representatives to, give the Buyer and its authorized Representatives reasonable access, exclusively for purposes related to the transactions contemplated hereby, during normal business hours to all books, records, personnel, offices and other facilities and properties of the Company Group as the Buyer or its authorized Representatives may from time to time reasonably request; provided, however, that (i) any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company Group, (ii) the Buyer shall not conduct any invasive sampling or testing of building materials or the Environment with respect to the Real Property, unless, in each instance, approved in writing in advance by the Seller, (iii) the Buyer and its Representatives shall not (other than in the ordinary course of business unrelated to this Agreement and the transactions contemplated hereby) contact or otherwise communicate with the employees, customers or suppliers of the Company Group unless, in each instance, approved in writing in advance by the Seller (such approval not to be unreasonably withheld, conditioned or delayed, but it being understood that the Company shall reasonably cooperate with the Buyer in communications relating to integration and actions with respect to such communications), (iv) the Company shall not be required to, or to cause any other members of the Company Group to, grant such access if the Company reasonably determines that it would compromise the health or safety of any employee of a member of the Company Group in light of COVID-19 (taking into account any COVID-19 Measures), (v) notwithstanding anything to the contrary in this Agreement, no member of the Company Group shall be required to disclose any information to the Buyer or its authorized Representatives, if doing so would (x) violate any Law to which any member of the Company Group is a party or to which any member of the Company Group is subject or (y) compromise any attorney-client or other similar privilege, provided, however, that, in each case, the Company shall, and shall cause the other members of the Company Group to, use reasonable best efforts to provide such information in a way so as not to jeopardize such attorney-client or similar privilege or contravene any applicable Law.

(b)            Any information provided to or obtained by the Buyer or its authorized Representatives pursuant to Section 7.3(a) above shall be “Confidential Information” (herein referred to as “Evaluation Material”) as defined in the Mutual Confidentiality Agreement, dated as of June 4, 2024, by and between the Company and the Buyer (the “Confidentiality Agreement”), and shall be held by the Buyer in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein.

(c)            No Party will (and each Party shall cause its Affiliates not to) issue or cause the publication of any press release or other public announcement with respect to this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby without the prior written consent of the other Parties hereto (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that nothing herein will prohibit any Party (or such Affiliate as the case may be) from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is, in the good faith judgment of such Party upon advice of counsel, required by Law or rules of the stock exchange on which the securities of such Party are listed, in which case the Party (or such Affiliate, as the case may be) making such determination will, if practicable in the circumstances, use commercially reasonable efforts to allow the other Parties reasonable time to comment on such release or announcement and consider any comments in good faith in advance of its issuance; provided, further, that nothing herein shall prohibit the Seller or the Buyer or any of their respective direct and indirect parent entities and Affiliates from disclosing the terms and status of this Agreement or the transactions contemplated hereby to its Affiliates, shareholders, limited partners, members and prospective limited partners or members, Financing Sources and other Representatives (so long as, in each case, such disclosure has a bona fide business purpose and is subject to customary confidentiality obligations); provided, further, that the Seller and its Affiliates and the Buyer and its Affiliates may issue a press release and the Buyer may file a Current Report on Form 8-K with the SEC, in each case in the form reasonably agreed to by the Parties, in connection with the Seller’s exercise of the Put Option (as defined in the Put Option Agreement) and the execution and delivery of this Agreement.

7.4            Filings and Authorizations; Consummation.

(a)            The Buyer and the Company shall, as promptly as reasonably practicable following the date hereof file or supply, or cause to be filed or supplied in connection with the transactions contemplated herein, all filings (and to the extent relevant, draft versions of filings) and briefing papers set forth on Section 8.4 of the Disclosure Letter. The Buyer acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all filing fees required to be paid in respect of any filing contemplated by this Section 7.4.

(b)            Subject to Section 7.4(d), each of the Parties, as promptly as practicable, shall make, or cause to be made, all other filings and submissions not otherwise addressed under Section 7.4(a), including Antitrust Laws, applicable to it, or to its Subsidiaries or Affiliates, as may be required for it to consummate the transactions contemplated herein and use its reasonable best efforts (which shall not require a Party to make any payment or concession to any Person in connection with obtaining such Person’s consent) to obtain, or cause to be obtained, all other authorizations, approvals, consents and waivers from all Persons and Governmental Authorities necessary to be obtained by it, or its Subsidiaries or Affiliates, in order for it to consummate such transactions. None of the Parties shall (and shall cause their Affiliates not to) (i) consent to any voluntary extension of any statutory deadline or waiting period; (ii) pull and refile any filing made under any Antitrust Laws; or (iii) consent to any other voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority, in each case, without the prior written consent of the other Parties, such consent not to be unreasonably withheld, conditioned or delayed.

(c)            The Parties shall coordinate and reasonably cooperate with one another in promptly exchanging and providing such information to each other and in making the filings and requests referred to in Sections 7.4(a) and 7.4(b) above. The Parties shall promptly supply such reasonable assistance as may be reasonably requested by any other Party in connection with the foregoing.

(d)            Notwithstanding anything to the contrary in this Agreement, each Party shall use, and shall cause its Subsidiaries to use, reasonable best efforts to consummate the transactions contemplated by this Agreement prior to the Termination Date. For the Buyer and its Subsidiaries (but not the Seller and its Subsidiaries), “reasonable best efforts” shall include using such efforts to (x) avoid or eliminate each and every impediment, resolve any objection and obtain all consents under any applicable Law (including Antitrust Laws) as promptly as practicable so as to enable the Parties to consummate the transactions contemplated by this Agreement and (y) avoid the entry or to effect the dissolution of, or vacate or lift, any order, objection of any Governmental Authority or cause the termination of any waiting period under applicable Law (including Antitrust Laws) that would otherwise have the effect of preventing, impairing or delaying the Closing, including (i) proposing, negotiating and offering to commit and effect (and if such offer is accepted, committing to and effecting), by order, consent decree, hold separate order, trust, or otherwise, the sale, license, divestiture, disposition or hold separate of such entities, assets, Intellectual Property, businesses, product lines, equity interests, properties or services of the Buyer or its Subsidiaries (including, following the Closing, members of the Company Group), or otherwise offering to take or offering to commit to take any action (including any action that limits their freedom of action, ownership or control with respect to, or their ability to retain or hold, any of the businesses, assets, product lines, equity interests, properties or services of the Buyer or its Subsidiaries or of the Company Group) to the extent legally permissible, and if the offer is accepted, taking or committing to take such action, (ii) terminating, amending, relinquishing, modifying, waiving or assigning existing relationships, ventures or contractual rights, obligations or other arrangements of the Buyer or its Subsidiaries, (iii) changing or modifying, or agreeing not to engage in, any course of conduct regarding future operations, (iv) creating any relationships, ventures, contractual rights, obligations or other arrangements of the Buyer or its Subsidiaries, (v) committing to take any such actions in the foregoing clauses (i), (ii), (iii) or (iv), (vi) entering or offering to enter into agreements and stipulating to the entry of an Order or decree or filing appropriate applications with any Governmental Authority in connection with any of the actions contemplated by the foregoing clauses (i), (ii), (iii) or (iv), and (vii) opposing, and causing its Subsidiaries to oppose, through and including Action on the merits (and all appeals with respect thereto), any Action asserted in court or other forum by any Governmental Authority or other Person in order to avoid entry of, or to have vacated or terminated, any decree, Order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the Closing by the Termination Date; provided, however, that the Buyer shall not be required to take, or commit or agree to take (or cause its Affiliates to take, or commit or agree to take), any of the foregoing actions to the extent (x) such action involves the assets, properties or rights of the Buyer or any of its Affiliates (other than, following the Closing, the Company and its Subsidiaries), except with respect to actions that are of an administrative or ministerial nature, or (y) such action would have a material adverse effect on the Company Group, taken as a whole, assuming that the Company Group has the same enterprise value and other financial attributes as the Buyer and its Subsidiaries, taken as a whole, as of the date hereof. For the avoidance of doubt, the Buyer shall not require the Seller or member of the Company Group to, and neither the Seller nor any member of the Company Group shall be required to take (x) any action with respect to any Order or any applicable Law that would bind any member of the Company Group prior to the Closing or bind the Seller at any time or (y) any action contemplated by clauses (i) through (vi) of the immediately prior sentence that is not conditioned upon the Closing. In addition and without limiting the other provisions of this Section 7.4, the Buyer shall use reasonable best efforts to defend through litigation, appealing, contesting or otherwise resisting any Action or Order by any Governmental Authority or private party, challenging the transactions contemplated hereby, including to defend through litigation on the merits any claim asserted in court by any Person in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would delay the Closing or prevent the Closing by the Termination Date; provided, however, that such litigation in no way limits the other obligations of the Buyer set forth in this Section 7.4(d).

(e)            Except as specifically required by this Agreement, the Buyer shall not, and shall cause all of its Subsidiaries not to, acquire or agree to enter into a business combination or otherwise acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, business combination, consolidation, or investment would or would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Authority necessary to satisfy the conditions to Closing set forth in Section 8.4, Section 8.5, Section 8.6, Section 9.4, Section 9.6 or Section 9.7 to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby, (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise or (iv) increase the risk of any Governmental Authority asserting jurisdiction over the transactions contemplated hereby. Each of the Seller and the Company shall take such actions as set forth on Section 7.4(e)(ii) of the Disclosure Letter in accordance with the terms thereof and, for the avoidance of doubt, the Buyer agrees to the terms and conditions set forth therein.

(f)            Each Party shall promptly inform the other Parties of any material communication from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding any of the transactions contemplated by this Agreement. Each Party will, and will cause its Affiliates to, provide the other Parties with copies of all substantive correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted as necessary to (i) comply with contractual arrangements and (ii) address reasonable attorney-client or other privilege or confidentiality concerns. If any Party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such Party will use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request. Each Party will advise the other Parties promptly in respect of any understandings, undertakings or agreements (oral or written) that any Party proposes, in its sole discretion, to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Authority in connection with the transactions contemplated by this Agreement, and give such other Parties the opportunity to attend and participate at any meetings with respect thereto. None of the Parties (including their respective Subsidiaries) will agree to participate in any substantive meeting, telephone call or discussion with a Governmental Authority in respect of any submissions, filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other Parties in advance (in each case to the extent reasonably practicable) and, except as may be prohibited by a Governmental Authority or by any Law, will permit authorized Representatives of the other Parties to be present at each substantive meeting, telephone call or discussion.

7.5            Employee Matters.

(a)            From and after the Closing Date until the first (1st) anniversary thereof (the “Continuation Period”), the Buyer shall, or shall cause each member of the Company Group to, provide (i) a base salary or base wages, as applicable, and cash bonuses, cash commissions and other cash incentive compensation to each person who is an employee of any member of the Company Group immediately prior to the Closing and who remains employed with such member after the Closing (collectively, the “Continuing Employees”) that is no less favorable than each such cash-based item, as applicable, provided to such Continuing Employee immediately prior to the Closing, (ii) employee benefits (excluding equity or equity-based compensation, retention, change in control and other one-time or non-recurring benefits, retiree medical or other post-termination welfare benefits, and defined benefits (including any post-employment and long-term benefit obligations for the purposes of IFRS IAS 19, except, in each case, as required by applicable Law or any Collective Bargaining Agreement)), that are no less favorable in the aggregate to each Continuing Employee than the employee benefits provided to each such Continuing Employee immediately prior to the Closing Date and (iii) in the case of each such Continuing Employee who was eligible to receive severance benefits under any given Company Plan as in effect prior to the Closing Date, upon an applicable termination of employment by the Buyer or its Affiliates prior to the last day of the Continuation Period, severance benefits and payments that are no less favorable than the severance benefits and payments that would have been provided to such Continuing Employee under the applicable Company Plan; provided, however, that except as otherwise set forth in any Contract (other than this Agreement) with any Continuing Employee or applicable Law, nothing herein shall preclude the Buyer or any member of the Company Group from terminating the employment of any employee at any time on or after the Closing.

(b)            The Buyer shall use commercially reasonable efforts to cause service rendered by Continuing Employees prior to the Closing Date to be taken into account for purposes of participation, coverage, vesting and level of benefits, as applicable, under all employee benefit plans, programs, policies, contracts and arrangements of the Buyer and its Subsidiaries (including each member of the Company Group) (each, a “Buyer Plan”) that each such Continuing Employee may participate in as of the Closing Date, to the same extent as such service was taken into account under corresponding plans of each member of the Company Group for such purposes; provided, however, that no such credit shall be provided (i) to the extent that such credit would result in the duplication of any benefits for the same period of service or (ii) for purposes of vesting, level or benefits or benefit accrual under any Buyer Plans that are defined benefit or other pension plans (including any post-employment and long-term benefit obligations for the purposes of the IFRS IAS 19), except as otherwise required by applicable Law or any Collective Bargaining Agreement. Without limiting the foregoing, the Buyer shall use commercially reasonable efforts to cause any pre-existing condition or limitation under any Buyer Plan that is a health or welfare plan of the Buyer or its Subsidiaries (including each member of the Company Group) offered to a Continuing Employee to be waived to the extent that such condition or limitation was waived or satisfied under the corresponding plan of each member of the Company Group in which such employee participated immediately prior to the Closing Date for the plan year in which the Closing Date occurs. The Buyer shall use commercially reasonable efforts to cause each Continuing Employee to be given credit under such plans for co-payments made, deductibles and other similar out-of-pocket payments satisfied, prior to the Closing Date under the corresponding Company Plan during the plan year in which the Closing Date occurs.

(c)            The provisions of this Section 7.5, whether express or implied, are solely for the benefit of the parties to this Agreement, and no Company Group Service Provider or any other Person shall be regarded for any purposes as a third party beneficiary of this Agreement, and nothing herein shall be construed as (i) an establishment, amendment or other modification of or to any Company Plan or (ii) the creation of any right to continued employment or service with any member of the Company Group, the Buyer or its Affiliates. Nothing in this Section 7.5 shall be construed to limit any rights that any member of the Company Group or the Buyer has under any plan or arrangement to amend, modify, terminate or adjust any Company Plan or any other plan, program, policy, arrangement or agreement or to terminate the employment of any employee of any member of the Company Group for any reason.

7.6            Section 280G Approval. The applicable members of the Company Group shall (if applicable), as soon as practicable following the date of this Agreement and in no event later than Business Day prior to the Closing Date, (a) use their commercially reasonable efforts to secure from each Person who has a right to any payments or benefits or potential right to any payments or benefits (including, without limitation, under any Company Plan) that could be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code) a waiver, subject to the approval described in clause (b), of such Person’s rights to all of such parachute payments that are equal to or in excess of three (3) times such Person’s “base amount” (within the meaning of Section 280G of the Code) less one dollar (the “Waived 280G Benefits”) and (b) solicit the approval of the stockholders of the applicable member of the Company Group to the extent and in the manner required under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, of any Waived 280G Benefits. No later than the Business Day prior to the Closing Date, the Company shall, if applicable, deliver to the Buyer a written notice that either (A) the requisite vote was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (B) the 280G Approval was not obtained and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided, and any previously paid or provided Waived 280G Benefits shall be returned or recovered. Not less than five (5) Business Days prior to distributing any material relating to such vote (including any waivers, consents or disclosure statements), the Company shall, if applicable, provide the Buyer with drafts of such materials for the Buyer’s reasonable review and comment and the Company Group shall reasonably consider any comments made by the Buyer prior to obtaining the waivers and soliciting the vote. The Buyer shall provide to the Company, no less than fifteen (15) Business Days prior to the Closing Date, any arrangements entered into at the direction of the Buyer or between the Buyer and its Affiliates, on the one hand, and any disqualified individual, on the other hand (or the key terms thereof) (the “Buyer Arrangements”), and the Company and the Buyer shall cooperate in good faith with respect to calculating the value of such arrangements; provided, however, that if such Buyer Arrangements are not provided or are provided to the Company fewer than fifteen (15) days prior to the Closing Date, compliance with the remainder of this Section 7.6 shall be determined as if such Buyer Arrangements had not been entered into. Nothing in this Section 7.6 shall be construed as requiring any specific outcome to the vote described herein.

7.7            Labor Matters. The Company Group and the Buyer shall, and the Company Group shall cause the other members of the Company Group to, where applicable, bargain or consult with each employee of each member of the Company Group (“Company Employees”) or employee representatives, unions, works councils or other employee representative bodies, if any, and shall use commercially reasonable efforts to provide such information to the other Party as may be required by that Party to comply with its notification, bargaining and/or consultation obligations or as reasonably requested. The Buyer agrees to recognize all existing Collective Bargaining Agreements and any liabilities with respect thereto, and to honor all terms and conditions regarding Company Employees under any existing applicable Collective Bargaining Agreements and applicable Law, including by establishing employee benefit plans as required to comply with the terms and conditions of applicable Collective Bargaining Agreements; provided that nothing in this Section 7.7 shall prevent the Buyer from amending or renegotiating the terms and conditions of applicable Collective Bargaining Agreements in accordance with their terms.

7.8            State Securities Laws. The Buyer shall use its reasonable best efforts to (a) obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required by any state in the United States prior to the issuance of the Agreed Shares and (b) cause such authorization, approval, permit or qualification to be effective as of the Closing.

7.9            Further Assurances. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, each of the Parties shall, and shall cause its Affiliates to, execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby. Each Party shall, and shall cause its Affiliates to, on or prior to the Closing Date, use their respective reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution, notarization and delivery of any documents, certificates, deeds, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby. From and after the Closing, each of the Parties shall, and shall cause its respective Affiliates to, from time to time at the request of another Party, without any additional consideration, use their respective reasonable best efforts to furnish such requesting Party such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the transactions contemplated hereby and thereby; provided that any expense incurred in a Party’s performance of its obligations under this Section 7.9 shall be payable by the requesting Party; and provided further that any provision of information pursuant to this Section 7.9 may be subject to the Confidentiality Agreement and, to the extent the Confidentiality Agreement is no longer in effect, a customary confidentiality agreement.

7.10          Officer and Director Indemnification and Insurance.

(a)            The Buyer agrees that all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current or former directors, managers or officers of the Company Group and the fiduciaries of any Company Plans (each an “Indemnified Party” and collectively the “Indemnified Parties”), as provided in the applicable Organizational Documents of the Company Group or in indemnification agreements in effect immediately prior to the Closing shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date, and the Buyer shall cause the Company Group to honor such rights for the duration of such period. For a period of not less than six (6) years following the Closing Date, the indemnification, advancement of expenses and exculpation provisions of each Company Group member’s Organizational Documents for the Indemnified Parties in respect of acts or omissions occurring prior to the Closing shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of any Indemnified Parties, unless such modification is required by applicable Law.

(b)            The Buyer shall cause the applicable member of the Company Group to indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions occurring prior to the Closing arising out of or relating to their services as directors or officers of the Company Group or another Person, if such Indemnified Party is or was serving as a director or officer of such other Person at the request of a member of the Company Group, or fiduciaries of the Company Plans, whether asserted or claimed at or after or occurring before the Closing (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise), except in the case of any actual and knowing common law fraud under Delaware law by such individual. If any Indemnified Party is or becomes involved in any Action in connection with any matter subject to indemnification in accordance with the immediately preceding sentence, then the Buyer shall cause the applicable member of the Company Group to advance as incurred any Loss arising out of or incurred in connection with such Action, subject to the applicable member of the Company Group’s receipt of an undertaking by or on behalf of such Indemnified Party, if required by applicable Law, to repay such Losses if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Action, (i) the Buyer shall cause the applicable member of the Company Group to cooperate with the Indemnified Party in the defense of any such Action and (ii) the Buyer shall cause the applicable member of the Company Group not to settle, compromise or consent to the entry of any judgment in any Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action.

(c)            On the Closing Date, the Buyer shall pay for (or reimburse the Company for) a non-cancelable run-off insurance policy of not less than the existing coverage amount, for a period of seven (7) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all Indemnified Parties, which policy shall contain terms and conditions no less favorable to the Indemnified Parties than the directors’, managers’ or officers’ liability insurance coverage presently maintained by the Company Group (the “D&O Tail Policy”) (but in no event at a cost greater than three hundred percent (300%) of the last annual premium paid by the Company Group for coverage for its last full fiscal year in respect of such insurance).

(d)            The Buyer hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses or insurance provided by the Seller or its Affiliates other than the Company Group. The Buyer hereby agrees that the Company is the indemnitor of first resort (i.e., its obligations to the Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary). The Buyer further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Company shall affect the foregoing. Notwithstanding anything to the contrary herein, if any Indemnified Party is reimbursed or otherwise receives payment with respect to any claim from such Person for which such Indemnified Party has received any monetary amounts pursuant to Section 7.10(a), such Indemnified Party shall reimburse and pay back to the Buyer and its Affiliates (including any member of the Company Group after the Closing) any monetary amounts received pursuant to Section 7.10(a) up to the amounts actually received.

(e)            The covenants contained in this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which such Indemnified Parties are entitled, whether pursuant to Law, Contract or otherwise. In the event that the Buyer or the Company (following the Closing) or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Buyer shall take all necessary action so that the successors or assigns of the Buyer or the Company (following the Closing), as the case may be, shall succeed to the obligations set forth in this Section 7.10.

7.11          Termination of Affiliate Obligations. On or before the Closing Date, except as set forth in Section 7.11 of the Disclosure Letter hereto, this Agreement and any Ancillary Agreements contemplated herein, all liabilities and obligations between any member of the Company Group, on the one hand, and the Seller and one or more of its Affiliates (but not including CROWN Packaging or members of the Company Group or any of their respective employees), on the other hand, shall be terminated in full without any liability (including liabilities arising from such termination) on the part of the Buyer or any of its Affiliates (including, after the Closing, the Company Group).

7.12          Exclusivity. Until the earlier of (x) the Closing and (y) such time as this Agreement is terminated in accordance with Article 10, except for the transactions contemplated by this Agreement, the Seller and the Company shall not, and shall cause their Affiliates and Representatives and the other members of the Company Group not to, directly or indirectly, solicit, knowingly encourage, participate in, initiate, engage in or enter into any negotiation, discussion, Contract, agreement, instrument, arrangement or understanding with, any Person other than the Buyer and its Affiliates and their respective Representatives, that constitutes or relates to, or could reasonably be expected to lead to, an Acquisition Proposal. The Seller and the Company shall, and shall cause their Affiliates and Representatives and the other members of the Company Group to, immediately (a) cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing and (b) terminate access of any Person (other than the Buyer and its Affiliates and Representatives) to any data room hosted in connection any Acquisition Proposal. The Seller and the Company shall not, and shall cause their Affiliates and Representatives and the other members of the Company Group not to, release any Person from, or waive any provision of, any confidentiality agreement to which the Company or any of the Company Subsidiaries is a party, without the prior written consent of the Buyer. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the transactions contemplated by this Agreement): (i) any direct or indirect acquisition or purchase of all or any portion of the Equity Securities or material assets of any member of the Company Group (other than inventory sold in the ordinary course of business) or (ii) any merger, consolidation or other business combination relating to the Company Group.

7.13         Waiver of Conflicts Regarding Representation.

(a)            Recognizing that Paul, Weiss, Rifkind, Wharton & Garrison LLP, Chiomenti Studio Legale, Cuatrecasas Gonçalves Pereira, S.L.P., Gide Loyrette Nouel LLP, Gleiss Lutz Hootz Hirsch PartmbB Rechtsanwaelte Steuerberater, Stibbe N.V., Niederer Kraft Frey Ltd, Dentons LLP and Andrékó Ferenczi Kinstellar (collectively, the “Deal Advisors”) have acted as legal counsel to the Seller, its Affiliates and their respective Representatives (collectively, the “Seller Parties”), and may be deemed to have acted as legal counsel to the Company Group prior to the Closing, and that the Deal Advisors intend to act as legal counsel to the Seller Parties after the Closing, (i) each of the Buyer and after the Closing, the Company hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with the Deal Advisors representing the Seller Parties after the Closing and (ii) in the event that a dispute arises between or among any of the Buyer or any of its Affiliates (including, after the Closing, the Company Group) and any Seller Parties (including, prior to the Closing, the Company Group), the Buyer, the Company and each of the other Parties hereby agree that the Deal Advisors may represent Seller Parties in such dispute even though the interests of Seller Parties may be directly adverse to the Buyer or its Affiliates (including, after the Closing, the Company Group), and even though the Deal Advisors may have represented the Company Group in a matter substantially related to such dispute, or may be handling ongoing matters for Seller Parties, the Buyer and, after the Closing, the Company, waive, on behalf of themselves and each of their respective Affiliates, any conflict of interest in connection with such representation by the Deal Advisors.

(b)            The Buyer and, after the Closing, the Company, further agree that, as to all privileged communications occurring prior to the Closing among the Deal Advisors and the Company Group, and all pre-Closing attorney work product that relates in any way to the transactions contemplated by this Agreement, and all rights therein, including the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong solely to the Seller Parties and shall solely be controlled by Seller Parties and shall not pass to or be claimed by the Buyer, or, after the Closing, any member of the Company Group, it being the intention of the Parties that all rights of any Person under or with respect to such attorney-client privilege, work product protection or other similar privilege or protection with respect to such privileged communications and pre-Closing work product, including the right to waive, assert and otherwise control such attorney-client privilege, work product protection or other similar privilege or protection, shall be (and are hereby) transferred to or retained by (as applicable), and vested solely in, such Seller Parties.

(c)            The Parties agree to take, and to cause their respective Affiliates to take, all steps reasonably necessary to implement the intent of this Section 7.13. The Buyer acknowledges and agrees, on behalf of itself and, after the Closing, the members of the Company Group and any of their respective Affiliates, that each has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than the Deal Advisors. This Section 7.13 is for the benefit of the Deal Advisors (including their respective partners and employees), each of which is an intended third party beneficiary of this Section 7.13. Notwithstanding the foregoing, in the event that a dispute arises between the Buyer or the Company Group and a third party after the Closing, such Person may assert or waive the attorney-client privilege to prevent disclosure of privileged communications by the Deal Advisors to such third party; provided, however, that neither the Buyer nor any member of the Company Group may waive such privilege without the prior written consent of the Seller.

7.14         Access to Books and Records. From and after the Closing until the fifth (5th) anniversary hereof, the Buyer shall, and shall cause all members of the Company Group to, provide the Seller and its authorized Representatives with reasonable access (for the purpose of examining and copying, in each case at the Seller’s expense), during normal business hours and upon reasonable notice and in accordance with the reasonable procedures established by Buyer (including the execution of customary hold harmless and confidentiality access letters), to the books and records of the Company Group with respect to periods prior to the Closing Date solely in connection with the preparation of financial statements, Taxes, including the preparation of any Tax Return or conduct of any Tax proceeding (other than any proceeding between or among the Parties), and any financial reporting obligations required by applicable Law or otherwise in connection with bona fide regulatory or litigation matters; provided, however, that (i) any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company Group and (ii) notwithstanding anything to the contrary in this Agreement, none of the Buyer or its Affiliates (including the Company Group after the Closing) shall be required to disclose any information to the Seller or its authorized Representatives if doing so would (x) violate any Contract or any Law to which the Buyer or its Affiliates (including the Company Group after the Closing) are or will be a party or to which the Buyer or its Affiliates or Subsidiaries (including the Company Group after the Closing) is subject or (y) compromise any attorney-client or other similar privilege, but, in each case of the foregoing clauses (x) and (y), the Buyer shall, and shall after the Closing cause each member of the Company Group to, use reasonable best efforts to provide such information in a way so as not to jeopardize such attorney client-privilege or similar privilege or contravene any applicable Contract or Laws if requested by the Seller; provided, further, that if the parties hereto are in an adversarial relationship in litigation or arbitration, the access provided by this Section 7.14 shall be superseded by the applicable rules relating to discovery. Unless otherwise consented to in writing by the Seller, the Buyer shall not permit the Company Group, for a period of five (5) years following the Closing Date, to destroy or otherwise dispose of any material books and records related to financial or Tax matters of the Company Group, or any portions thereof, relating to periods prior to the Closing Date without first giving reasonable prior written notice to the Seller and offering to surrender to the Seller such books and records or such portions thereof.

7.15         Company Obligations in Respect of Buyer Financing.

(a)            Commencing with the date of this Agreement and ending on the earliest of (x) the termination of this Agreement, (y) the date that the commitments of the Financing Sources under the Debt Commitment Letter (as in effect on the date hereof) have been reduced to zero after receipt by the Buyer of Buyer Financing (or funding into escrow of proceeds thereof) or the consummation of any other transaction or event that would result in a mandatory commitment reduction in full under the Debt Commitment Letter (as in effect as of the date hereof), and (z) the Closing (such period, the “Compliance Period”), (i) the Company shall furnish the Buyer with all financial statements and other accompanying financial information delivered to the trustee pursuant to Section 4.02 of the Existing Notes Indenture (but in no event later than the relevant deadlines for delivery thereunder (including any grace periods)) and (ii) the Company shall prepare and deliver to the Buyer (X) audited financial statements of the Company as of and for the fiscal years ended December 31, 2022 and December 31, 2023 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB IFRS”) and audited in accordance with generally accepted auditing standards in the United States (“US GAAS”) and unaudited financial statements of the Company as of and for the six-month periods ended June 30, 2024 and 2023 prepared in accordance with IASB IFRS and reviewed in accordance with US GAAS, and in each case, use reasonable best efforts to deliver such financial statements by no later than August 15, 2024 and (Y) unaudited financial statements of the Company for any fiscal quarter (other than the fourth fiscal quarter) ending on or after September 30, 2024 and more than 30 days prior to the Closing Date (and the prior comparable period), in each case prepared in accordance with IASB IFRS and reviewed in accordance with US GAAS and use reasonable best efforts to deliver such financial statements by no later than the 45th day after the end of such fiscal quarter; provided that if the Compliance Period has not ended within 90 days of December 31, 2024, the Company shall, in addition to the audited financial statements referred to in clause (X) above, deliver audited financial statements of the Company as of and for the fiscal year ended December 31, 2024 prepared in accordance with IASB IFRS and audited in accordance with US GAAS and use reasonable best efforts to deliver such financial statements within 120 days of December 31, 2024 (the financial statements in this clause (ii), the “Required Company Financial Information”).

(b)            Commencing with the first such date that the Compliance Period ceases to be in effect prior to the Closing Date as a result of clause (y) of Section 7.15(a) (solely to the extent applicable) and ending on the earlier of the Closing Date and the Termination Date (such period, the “Finance Compliance Period”), the Company shall use reasonable best efforts to prepare and deliver to the Buyer the Required Company Financial Information by no later than the applicable deadlines set forth in subclause (Y) of Section 7.15(a)(ii) above.

(c)            The Company shall use reasonable best efforts to cause the Required Company Financial Information to comply in all material respects with the requirements of the Securities Act and the Exchange Act for the applicable financial statements to be included or incorporated by reference in a registration statement of the Buyer or a Current Report on Form 8-K of the Buyer (including Rule 3-05 of Regulation S-X), as applicable, and to be sufficient to permit the Company’s independent auditors to (A) file a consent for the applicable financial statements to be included or incorporated by reference in a registration statement of the Buyer or Current Report on Form 8-K of the Buyer and (B) issue a customary “comfort letter” to the underwriters or initial purchasers in any Buyer Financing, including as to customary negative assurance and change period comfort. Notwithstanding the foregoing, if the Company becomes aware that any Required Company Financial Information does not comply with the prior sentence, it shall inform the Buyer as soon as possible and use reasonable best efforts to supplement or update any applicable Required Company Financial Information so that it does so comply as soon as reasonably practicable.

(d)            During the Compliance Period (and the Finance Compliance Period, if applicable), the Company shall use its reasonable best efforts to, and cause the other members of the Company Group and their respective Representatives to use their reasonable best efforts to, provide to the Buyer such cooperation as is reasonably requested by the Buyer and that is necessary in connection with arranging and obtaining any Buyer Financing (including any Alternative Financing), including using reasonable best efforts to:

(i)            furnish the Buyer with such financial and other pertinent information (and supplementing such information upon the reasonable request of the Buyer to the extent any such information regarding the Company Group, taken as a whole, contains any material misstatement of fact or omits to state a material fact necessary to make such information in the light of the circumstances under which it was made not misleading) regarding the Company Group as may be legally required or reasonably requested by the Buyer to arrange, obtain, negotiate and/or close any Buyer Financing, including such other information with respect to the Company Group’s current and historical operations, assets and business activities and financial statements and other financial reports and information, as may be reasonably requested in writing by the Buyer to the extent that such information is reasonably available to the Company or any other member of the Company Group and is of the type and form customarily included in a prospectus, private placement memorandum or circular, information memorandum or package, lender or investor presentation, rating agency presentation or similar document or material provided that, notwithstanding anything herein to the contrary, none of the Seller, the Company or any other member of the Company Group shall be required to prepare any financial statements other than as set forth in Section 7.15(a) and (b);

(ii)           provide information necessary in the preparation by the Buyer of pro forma financial information and pro forma financial statements to the extent reasonably requested by the Buyer; provided that the Company shall not be required to provide, and the Buyer shall be solely responsible for, (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of any Buyer Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (C) projections, risk factors or other forward-looking statements relating to all or any component of any Buyer Financing, (D) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X, (E) the compensation discussion and analysis or other information required by Item 402 of Regulation S-K under the Securities Act or information regarding executive compensation or related-party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A (and, in each case, any successor thereto) or (F) “segment” financial information;

(iii)          prepare for and participate in a reasonable number of due diligence sessions by officers of customary seniority and expertise of the Seller and the Company;

(iv)          provide reasonable assistance to the Buyer with the preparation of, and subject to the limitations described in the proviso to Section 7.15(d)(ii), customary offering documents and materials, including prospectuses, private placement memoranda or circulars, information memoranda and packages, lender and investor presentations, rating agency presentations and similar documents and materials reasonably requested by the Buyer in connection with any Buyer Financing;

(v)          provide information necessary in the preparation or negotiation of any credit agreements, indentures, underwriting or purchase agreements, amendments, other definitive financing agreements, currency or interest hedging agreements and other documents with respect to any Buyer Financing as may be reasonably requested by the Buyer, including, without limitation, any schedules or exhibits thereto;

(vi)         furnish the Buyer as promptly as practicable, and in any event at least three (3) Business Days prior to the date of any Buyer Financing with all documentation and other information that the Buyer reasonably determines is required by any Governmental Authority under applicable “know your customer”, beneficial ownership and anti-money laundering rules and regulations, including the USA PATRIOT Act, in each case, to the extent requested by the Buyer in writing at least nine (9) Business Days prior to the date of any Buyer Financing;

(vii)        execute and deliver customary authorization letters authorizing the distribution of information to prospective lenders with respect to the Debt Financing that is a bank financing (limited to a customary 10b-5 representation), solely as they relate to historical financial statements and historical factual information concerning the Company Group (and not as they relate to projections or any information of the Buyer and its Subsidiaries); provided, that all such materials (including the underlying materials which such authorization covers) have been previously identified to, and provided to, the Company, and the Company and its Representatives shall have been given a reasonable opportunity to review such materials prior to any execution and delivery thereof;

(viii)        furnish the Buyer (which may furnish such documentation to the Financing Sources) with such customary documentation with respect to the Company Group as is reasonably requested by the Buyer for due diligence purposes in connection with any Buyer Financing so long as such information is readily available to the Company (and subject to rules applicable to attorney-client privilege and confidentiality as set forth in sub-clause (C) of Section 7.15(e) below);

(ix)          obtain the assistance of the independent public accountants of the Company as they relate to historical financial statements of the Company Group, including to obtain delivery of customary accountants’ comfort letters and consents and, upon reasonable advance notice, the participation in customary due diligence sessions;

(x)           provide reasonable and customary management and legal representations to the Buyer’s and the Company’s independent public accountants; provided, that all such materials (including the underlying materials which such representation covers) have been previously identified to, and provided to, the Company and the Company and their Representatives shall have been given reasonable opportunity to review such materials prior to making any such representations; and

(xi)          cooperate to procure one or more payoff letters or termination statements in customary form in respect of any Indebtedness for borrowed money created, assumed, guaranteed or incurred by the Company or any member of the Company Group (other than under the Credit Facilities) to the extent reasonably requested by the Buyer to be repaid or otherwise discharged on the Closing Date and to the extent the provision of such payoff letter or termination statement is customary in light of the type of the facility thereof;

provided, that (1) nothing in this clause (d) shall require such cooperation to the extent it would materially or unreasonably interfere with the business or the other operations of the Company Group, (2) nothing in this clause (d) shall require any member of the Company Group to (x) take any action that would be effective prior to the Closing or that is not contingent on the effectiveness of the Closing nor cause the delivery by any member of the Company Group, of any legal opinions or reliance letters or any certificate as to solvency in connection with any Buyer Financing (provided, that for the avoidance of doubt, nothing in this clause (x) shall limit the obligations of the Company, Company Group or their Representatives to use their best reasonable efforts to deliver information related to a solvency certificate, to the extent otherwise required pursuant to this Section 7.15(d)), or (y) furnish any information (A) which is not regularly prepared by the Company Group in the ordinary course of business (except, for the avoidance of doubt, for Required Company Financial Information and other information referenced in this Section 7.15) or (B) with respect to any Buyer Financing, neither customarily nor legally required for completion of such Buyer Financing or (C) with respect to a fiscal period that has not yet ended prior to the Closing Date.

(e)            Notwithstanding anything to the contrary elsewhere in this Agreement, no member of the Company Group shall be required to pay any commitment or other similar fee or make any other payment or incur any other expense or liability (except for amounts that are subject to reimbursement by the Buyer as set forth below in this Section 7.15(e)), excluding for the avoidance of doubt, any commitment or similar fee) or provide or agree to provide any indemnity in connection with any Buyer Financing or any of the foregoing that would be effective prior to the Closing (other than the authorization letter and management representations referred to in Section 7.15(d)(vii) and (x)) or would be treated as a Company Expense (except for amounts that are subject to reimbursement by the Buyer as set forth below in this Section 7.15(e), excluding for the avoidance of doubt, any commitment or similar fee), or cause or permit any Encumbrance to be placed on any member of the Company Group’s assets in connection with any Buyer Financing prior to the Closing. No member of the Company Group nor their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the financings contemplated by the Debt Commitment Letter (or any other Buyer Financing) that is not contingent upon the Closing or that would be effective prior to the Closing (other than the authorization letter and management representations referred to in Section 7.15(d)(vii) and (x)). Notwithstanding anything to the contrary contained herein, nothing in Section 7.15(d) shall require any cooperation or assistance to the extent it would: (i) require the Company to amend any terms of this Agreement; (ii) require the Company or any of its Affiliates to take any action that would (A) subject any director, manager, officer or employee of the Company or any of its Affiliates to any actual or potential personal liability, (B) conflict with, violate or result in a breach of or a default under any organizational documents of the Company Group or any Law or result in the material contravention of, or would reasonably be expected to result in a material violation of, or material default under, any Contract to which any member of the Company Group is a party as of the date hereof, (C) require providing access to or disclose information that Company determines could jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, the Company or any of its Affiliates or (D) require any member of the Company Group to change any fiscal period or (iii) require any director or manager of any member of the Company Group to pass resolutions or consents to approve or authorize the execution of the Debt Financing (other than to the extent such would be effective concurrently with the Closing). Other than pursuant to the authorization letter and management representations referred to in Section 7.15(d)(vii) and (x), no member of the Company Group shall be required to make any representations, warranties or certifications as to which, after such Person’s use of reasonable best efforts to cause such representation, warranty or certification to be true, such Person has in good faith determined that such representation, warranty or certification is not true. The Company and its Representatives shall be given a reasonable opportunity to review any materials that are to be presented during any meetings or presentations that include information regarding the Company Group and conducted in connection with any Buyer Financing, and the Buyer shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its Representatives. The Buyer shall reimburse the Seller at the Closing (or if the Closing does not occur or from time to time prior to Closing, promptly upon written request thereby) for all reasonable and documented out-of-pocket costs and expenses (including fees, costs and expenses of counsel, accountants and other advisors) incurred by the Seller, the Company or any of their respective Affiliates in connection with the cooperation of the Company and its Affiliates contemplated by this Section 7.15 and shall indemnify and hold harmless the Company, their Affiliates and their respective Representatives from and against any and all Losses suffered or incurred by any of them of any type (other than to the extent arising from such Person’s gross negligence, bad faith or willful misconduct) in connection with the arrangement of any Debt Financing or any other Buyer Financing and any information used in connection therewith. All information provided by the Company or any of its Affiliates or any of their respective Representatives pursuant to this Section 7.15 shall be kept confidential in accordance with Section 7.3, provided that, notwithstanding the foregoing or anything to the contrary in the Confidentiality Agreement, (x) the Buyer and the Financing Sources may disclose any information to any actual or prospective Financing Sources, provided that the recipients of such information agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda; (y) the Buyer may disclose, in consultation with the Company, any information to the extent reasonably required (in the good faith judgment of the Buyer) to be included in any prospectus, private placement memorandum or circular in connection with any Buyer Financing; provided, that all such information has been previously identified to, and provided to, the Company, and the Company and its Representatives shall have been given a reasonable opportunity to review such information prior to such disclosure; and (z) the Buyer and the Financing Sources may disclose any information to rating agencies, so long as such disclosure is made pursuant to customary arrangements with rating agencies.

(f)             The Seller and the Company hereby consent, on behalf of themselves and the other members of the Company Group, to the use of the Company Group’s logos and trademarks in connection with the Debt Financing and any other Buyer Financing; provided, that such logos and trademarks are used in a manner that is not intended to, and is not reasonably likely to, harm or disparage the Seller’s or the Company Group’s reputations or goodwill.

(g)            Notwithstanding anything to the contrary in this Agreement, it is expressly understood and agreed by the Parties that the Seller’s, the Company’s and each other member of the Company Group’s and each of their respective Representatives’ obligations under (i) this Section 7.15 (other than the Company’s obligations under Section 7.15(a)(ii) and Section 7.15(d)(ix)) shall be disregarded for purposes of determining whether the conditions set forth in Article 8 have been satisfied (including for purposes of determining any termination rights under Article 10) and (ii) Section 7.15(a)(ii) and Section 7.15(d)(ix) shall be disregarded for purposes of determining whether the conditions set forth in Article 8 have been satisfied (including for purposes of determining any termination rights under Article 10), unless the Company has taken or failed to take an action deliberately and with knowledge that the action so taken or omitted constituted a material breach of its obligations under Section 7.15(a)(ii) or Section 7.15(d)(ix) and such willful and material breach has been the direct cause of any Buyer Financing that, pursuant to the terms of the Debt Commitment Letter as in effect on the date hereof, would have resulted in a reduction of the commitments under the Debt Commitment Letter pursuant to the terms thereof, not being obtained (in each case, only to the extent such commitments have not already been reduced to zero ($0)).

7.16         Buyer Obligations in Respect of Buyer Financing.

(a)            The Buyer shall use (and shall cause each of its Affiliates to use) its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to arrange and consummate the Debt Financing on the terms described in the Debt Commitment Letter or on other terms and conditions that are acceptable to the Buyer in its sole discretion so long as such other terms and conditions do not constitute a Prohibited Modification, including using reasonable best efforts to (i) satisfy on a timely basis all terms, conditions, representations and warranties applicable to the Buyer set forth in the Debt Commitment Letter that are within its control, (ii) maintain in effect the Debt Commitment Letter until the termination thereof in accordance with its terms, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (and the Fee Letter) or on other terms and conditions that are acceptable to the Buyer in its sole discretion so long as such other terms and conditions do not constitute a Prohibited Modification, (iv) if necessary, comply with any “market flex” provisions contemplated by the Debt Commitment Letter or the Fee Letter and (v) enforce its rights under the Debt Commitment Letter and, to the extent the Debt Financing is necessary (after giving effect to all cash and sources of capital available to the Buyer) to pay Required Amounts, consummate the Debt Financing at the Closing.

(b)            If commitments with respect to all or any portion of the Debt Financing expire, terminate or otherwise become unavailable for any reason (other than in accordance with the express terms of the Debt Commitment Letter) on the terms and conditions set forth in the Debt Commitment Letter, the Buyer shall as promptly as practicable (and, in any event, within three (3) Business Days) notify the Seller and shall use (and shall cause each of its Affiliates to use) reasonable best efforts to, as promptly as practicable following the occurrence of such event, (A) obtain alternative debt financing (the “Alternative Financing”) in amount sufficient, when added to the portion of Debt Financing that remains available and all cash or sources of capital available to the Buyer, to be no less than the Required Amount and otherwise on terms and conditions not materially less favorable in the aggregate to the Buyer than as set forth in the Debt Commitment Letter and (B) obtain one or more new financing commitment letters (including all exhibits and schedules thereto, the “Alternative Debt Commitment Letter”) and related fee letters (including all exhibits and schedules thereto, the “Alternative Fee Letter”) with respect to such Alternative Financing and negotiate and enter into definitive agreements with respect thereto; provided, that (x) the Buyer shall not be required to obtain Alternative Financing which (in its reasonable judgment) (A) includes terms and conditions materially less favorable (taking into account any “market flex” provisions), taken as a whole, to the Buyer, in each case relative to those in the Debt Financing being replaced, (B) includes any conditions to funding the Debt Financing that are more onerous, taken as a whole, than those conditions contained in the Debt Commitment Letter as of the date hereof or that would otherwise reasonably be expected to reduce the amount of the Debt Financing to, together with all other cash or sources of capital available to the Buyer, less than the Required Amount on the Closing Date and (C) includes terms that would reasonably be expected to prevent, impede or delay the consummation of the Debt Financing or the transactions contemplated by this Agreement; provided, that nothing herein or in any other provision of this Agreement shall require, and in no event shall the reasonable best efforts of the Buyer be deemed or construed to require, (1) the Buyer or any of its Affiliates to waive any term or condition of this Agreement, (2) the Buyer or any of its Affiliates to pay any fees or other amounts in excess of those contemplated by the Debt Commitment Letter and the Fee Letter (taking into account any market “flex” provisions in the Fee Letter) as of the date of this Agreement, (3) the Buyer or any of its Affiliates to replace any portion of the Debt Financing with preferred equity financing, (4) the Buyer or any of its Affiliates to seek any additional common equity financing or commitments or (5) the Buyer to agree to any Alternative Financing the terms of which violate or are prohibited by the terms of any then existing credit agreement, indenture, commitment letter or similar Contract to which the Buyer or any of its Affiliates is a party, (y) the failure to obtain such Alternative Financing shall not relieve the Buyer of any of its obligations under this Agreement and (z) the Alternative Financing shall be deemed to be the Debt Financing (and the commitment letter, if any, in respect thereof shall be deemed to be the Debt Commitment Letter) for all purposes hereunder and shall be subject to the same obligations as set forth in this Section 7.16 with respect to the Debt Financing

(c)            Upon the reasonable written request of the Company, the Buyer shall keep the Seller apprised of material developments relating to the Debt Financing. The Buyer shall as promptly as practicable after obtaining knowledge thereof, notify the Seller of (i) the expiration or written termination (or attempted or purported termination, whether or not valid) of the Debt Commitment Letter (other than in accordance with its express terms), (ii) any written refusal by the Lenders to provide or any stated intent by the Lenders to refuse to provide the full financing contemplated by the Debt Commitment Letter on the terms and conditions set forth therein, (iii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letter or definitive agreements with respect to the Debt Financing, (iv) the Buyer’s good faith belief, for any reason, that it will no longer be able to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms described therein, or (v) the receipt by the Buyer of any written notice or other written communication from any Person with respect to any (x) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive agreement with respect to the Debt Financing or (y) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive agreement with respect to the Debt Financing (other than ordinary course negotiations). The Buyer shall, as promptly as practicable, provide the Seller with any information relating to the Debt Financing reasonably requested in writing by the Seller. Notwithstanding the foregoing, in no event shall the Buyer be required to share any information with the Company or the Seller that is subject to attorney-client or other privilege if the Buyer shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.

(d)            The Buyer shall not replace, amend, waive or terminate the Debt Commitment Letter or the Fee Letter without the Seller’s prior written consent if such replacement, amendment, waiver or termination (i) reduces the aggregate amount of the Debt Financing (after taking into account committed funds available to the Buyer or any of its Subsidiaries that equal or exceed the amount of the reduction in the aggregate amount of the Debt Financing, with conditions to funding no more onerous than those conditions to funding contained in the Debt Commitment Letter and a termination date with respect to the commitments provided therein not earlier than the termination date of the commitments provided in the Debt Commitment Letter, whereupon such other committed financing shall be deemed to also be “Debt Financing” (and the commitment letter, if any, in respect thereof shall be deemed to be a “Debt Commitment Letter”) for all purposes hereunder and as to which the Buyer shall be subject to the same obligations as set forth in this Section 7.16 with respect to the original Debt Financing), (ii) imposes new or additional conditions, or otherwise expands any of the conditions, to the receipt of Debt Financing, (iii) extends or delays the timing of the funding of the commitments thereunder beyond the Closing Date, (iv) effects any other amendment, modification or waiver that would reasonably be expected to delay or prevent the Closing or make the funding of the Debt Financing less likely to occur on the Closing Date (including by agreeing to an earlier termination date, directly or indirectly, than such date contemplated by the Debt Commitment Letter on the date hereof), or (v) adversely affects the ability of the Buyer to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto (clauses (i) through (v), a “Prohibited Modification”); provided, however, that, notwithstanding anything in this Section 7.16 or elsewhere in this Agreement to the contrary, the Buyer may (w) amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof, (x) amend the Debt Commitment Letter in accordance with the “market-flex” provision thereof in effect on the date hereof, (y) otherwise replace or amend the Debt Commitment Letter so long as (I) the terms of such replacement or amendment are not materially less beneficial to the Buyer with respect to conditionality than those in the Debt Commitment Letter as in effect on the date hereof and (II) such replacement or amendment would not reasonably be expected to effect a Prohibited Modification and (z) replace a portion or the entirety of the commitments pursuant to the Debt Commitment Letter with the proceeds from a Buyer Financing so long as (I) the net cash proceeds of such Buyer Financing, together with the net cash remaining portion of the Debt Financing (together with all other cash or sources of capital available to the Buyer) are not less than the Required Amount and (II) (A) if proceeds of such Buyer Financing will be received on the Closing Date, the conditions to funding are no more onerous than the conditions to funding the Debt Financing pursuant to the Debt Commitment Letter as of the date hereof and (B) if proceeds will be received prior to the Closing Date and held in escrow, the conditions to release such funds from escrow are no more onerous than the conditions to funding the Debt Financing pursuant to the Debt Commitment Letter as of the date hereof. The Buyer shall promptly provide to the Seller (and, in any event, within three (3) days of execution and delivery thereof) copies of any commitment letter (including all schedules and exhibits thereto) associated with a replacement Debt Financing or Alternative Financing as well as any amendment, restatement, supplement or waiver of the Debt Commitment Letter and related fee letter (including the Fee Letter) (redacted in the same manner as the Fee Letter delivered to the Seller on or prior to the date hereof).

7.17         Excess Overpayments. To the extent any Tax refund or overpayment included as an Excess Overpayment is realized (either in the form of a cash payment from a Tax Authority or as a reduction of cash Taxes actually payable) by the Buyer or any of its Affiliates (including any member of the Company Group from and after the Closing) no later than the Tax period immediately succeeding the Tax period in which the relevant Tax Return with respect to such Tax refund or overpayment is filed, the Buyer shall pay over, or cause its Affiliates to pay over, the amount of any such realized Tax refund or overpayment utilized (net of any incremental Tax or other reasonable out-of-pocket costs to the Buyer with respect to the receipt thereof) to the Seller within ten (10) Business Days after such receipt or utilization thereof by Buyer or any of its Affiliates (including any member of the Company Group from and after the Closing). Buyer shall cause each Tax refund or overpayment included as an Excess Overpayment to be utilized to reduce the Tax liability of the Buyer or any of its Affiliates (including any member of the Company Group from and after the Closing) in the first taxable period in which such Tax refund or overpayment is utilizable by Buyer or any of its Affiliates (including any member of the Company Group from and after the Closing) to the extent permitted by applicable Law.

7.18         Frustration of Closing Conditions. Notwithstanding anything to the contrary set forth in this Agreement, including in Article 8 or Article 9, the Buyer may not rely on the failure of any condition set forth in Article 8 (Conditions Precedent to Obligations of the Buyer) to be satisfied if such failure was caused by the failure of the to perform any of its obligations under this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, including in Article 8 or Article 9, none of the Company nor the Seller may rely on the failure of any condition set forth in Article 9 (Conditions Precedent to Obligations of the Seller) to be satisfied if such failure was caused by the Company’s or the Seller’s failure to perform any of their respective obligations under this Agreement.

7.19         R&W Insurance Policy. Prior to the Closing, the Buyer will provide to the Company a true and complete copy of any buyer-side representation and warranty insurance policy that is incepted and issued at or prior to the Closing in the name of and for the benefit of the Buyer (the “R&W Insurance Policy”). All premiums, underwriting fees, brokers’ commissions and other costs and expenses related to the R&W Insurance Policy (collectively, the “R&W Insurance Fees”) shall be borne solely by the Buyer, and the Buyer shall promptly pay all such R&W Insurance Fees required for the full term of the R&W Insurance Policy and comply in all material respects with all of its obligations under the R&W Insurance Policy. The Buyer shall ensure that the R&W Insurance Policy expressly waives any claims of subrogation against the Seller and all of the Seller Released Parties, other than any claim for Fraud, and the Buyer shall not permit any amendment to the R&W Insurance Policy with respect to such provision in a manner that would be adverse to the Seller or Seller Released Parties without the prior written consent of the Seller. The Seller Released Parties shall be express third party beneficiaries of the provisions and limitations described in this Section 7.19.

7.20         Tax Matters.

(a)            The Buyer shall not make any election under Section 338 of the Code (or any comparable election under state, local or foreign Law) with respect to the acquisition of the Company Group.

(b)            It is the intention of the Parties to treat any additional payments made with respect to Section 2.3(e) (Purchase Price Adjustment) or Section 7.17 (Excess Overpayments) of this Agreement or other payments under this Agreement as an adjustment to the purchase price for all federal, state, local, and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly, except as otherwise required by applicable Law or a final determination.

(c)            The Seller and the Buyer agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to relevant parts of books and records) and assistance relating to any member of the Company Group as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Tax contest or other Tax proceeding. Notwithstanding anything to the contrary in this Agreement, and unless required by applicable Law, Buyer shall not be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Buyer or (ii) a consolidated, combined, affiliated or unitary group that includes Buyer or any of its Affiliates, except, in each case, for materials or portions thereof that relate solely to the Company Group. The Seller and the Buyer shall reasonably cooperate with each other in the conduct of any Tax contest or other proceeding involving or otherwise relating to any member of the Company Group (or their income or assets) with respect to any Tax. Any information obtained under this Section 7.20(c) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns, the conduct of a Tax contest or other Tax proceeding or in connection with the management of the Company Group’s Tax affairs.

(d)            Without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall cause the Company not to take any action with respect to Taxes of the Company Group that would have retroactive effect in any Pre-Closing Tax Period and that would reasonably be expected to affect (i) the amount of Tax owed by or (ii) any Tax Return filed by, in each case, the Seller, any of its Affiliates or the Seller’s direct or indirect owners unless required by applicable Law. If Seller takes any action with respect to Taxes which would have retroactive effect to any Pre-Closing Tax Period, such action shall be disregarded in the calculation of the Final Purchase Price (including in the calculation of Net Income Tax Liability and Closing Working Capital).

(e)            Until the date that is five (5) years after the date upon which such Seller no longer owns at least five percent of the outstanding stock of the Buyer which is regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), the Buyer shall use commercially reasonable efforts to promptly notify the Seller in the event that the Buyer becomes aware that it is or is expected to become a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(f)            Any liability for Taxes attributable to a Straddle Period required to be apportioned under this Agreement shall be apportioned as follows: (x) the amount of property, ad valorem, intangible, and other periodic Taxes allocable to the pre-Closing portion of any Straddle Period shall be equal to (i) the amount of such Taxes for the entire Straddle Period multiplied by (ii) a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the pre-Closing portion of such Straddle Period and the denominator of which is the number of calendar days in the entire Straddle Period; and (y) all Taxes not allocated under clause (x) shall be allocated to the pre-Closing portion of any Straddle Period on the basis of a “closing of the books,” as if such Tax period ended as of the end of the day on the Closing Date; provided that, exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of calendar days in each period.

(g)            The Seller and the Buyer envisage and shall take the position that, and shall cause the CIT Fiscal Unity Companies to take the position that, the CIT Fiscal Unity Dissolution Date is (a) the date on which the condition precedent in Section 8.4 and Section 9.4 is satisfied or waived (as meant in paragraph 3.3 of the Decree), or (b) such other date as reasonably determined by the Buyer and the Seller jointly. If no such other date has been agreed upon by the Buyer and the Seller jointly, the Seller and the CIT Fiscal Unity Companies are allowed to file a request with the Dutch Tax Authority on the basis of paragraph 3.3 of the Decree asking the Dutch Tax Authority to confirm that the CIT Fiscal Unity Dissolution Date is not the date of this Agreement, including any relevant follow-up request in case Closing is expected to occur more than six (6) months after the date of this Agreement. The Seller shall provide the Buyer with a copy of any such request(s) and any correspondence with the Tax Authorities relating thereto.

(h)            As soon as reasonably practicable following Closing, the Seller shall provide the Buyer with (i) standalone opening balance sheets for Dutch corporate income tax purposes of the CIT Fiscal Unity Companies as per the CIT Fiscal Unity Dissolution Date and (ii) explanatory notes thereto, in accordance with the rules of the CITA. The Buyer shall be given access to all information reasonably necessary to determine the accuracy of the opening balance sheets and the explanatory notes thereto and the Seller shall accept and incorporate all reasonable comments the Buyer may have in relation thereto. If within fifteen (15) days after the delivery of the opening balance sheets, the Buyer notifies the Seller in writing that the Buyer objects to the standalone opening balance sheets, the Buyer and the Seller shall use commercially reasonable efforts to resolve such dispute within thirty (30) days. In the event that the Buyer and the Seller are unable to resolve such dispute within such thirty (30)-day period, Buyer and Seller shall refer the matter to the Accounting Firm in accordance with the procedural principles set forth in Section 2.3(b), mutatis mutandis. The Buyer shall cause the CIT Fiscal Unity Companies (or the parent of the applicable consolidated, affiliated, combined, or unitary group) to act in accordance with the standalone opening balance sheets determined in accordance with this paragraph (h), including, but not limited to, procuring that a corresponding position shall be taken in any relevant Tax Returns.

(i)             The Parties agree that the Seller and the CIT Fiscal Unity Companies shall not file a (joint) request to allocate any Relief of the CIT Fiscal Unity, if any, to the CIT Fiscal Unity Companies as meant in Section 15af CITA or Section 15ahb CITA.

(j)             The Seller and the Buyer shall, and the Buyer shall procure that the CIT Fiscal Unity Companies shall, use reasonable best efforts to adopt the position towards the relevant Tax Authority that no CIT Revaluation Event has occurred, unless such position is no longer correct as a result of any change in applicable Law after the date of this Agreement.

(k)            The Seller shall procure that at Closing no member of the Company Group shall have any liabilities, (other) obligations or claims under any Tax Sharing Agreement or similar arrangements the primary purpose of which relates to Tax with the Seller, any Sponsor or any of their Affiliates.

7.21         Payoff Letters. On or prior to the Closing Date, the Company shall deliver to the Buyer (a) one or more customary payoff letters with respect to the Credit Facilities, duly executed by the applicable parties thereto and stating the amounts to be paid to satisfy in full all obligations thereunder (other than contingent obligations for which a claim has not been made) and providing for the release (subject to the payment thereof at the Closing) of all guarantees created in connection with any such obligation and all Encumbrances over the properties and assets of the Company and its Subsidiaries securing any such obligations and (b) the applicable forms of termination instruments and release filings of all such Encumbrances securing such Indebtedness and instruments evidencing release of all guarantees by the Company or its Subsidiaries of such Indebtedness. The Company shall use its reasonable best efforts to deliver to the Buyer a substantially agreed draft of each such payoff letter at least two (2) Business Days prior to the Closing Date.

7.22          Treatment of Existing Notes. (a) Prior to the Closing Date, the Company shall, and shall cause the other members of the Company Group to, do all things necessary to allow for the discharge of the Existing Notes on the Closing Date (upon payment of the applicable funds to consummate such discharge by the Buyer at the Closing on behalf of the Company Group).

(b)            The Company shall, with respect to the Existing Notes, (1) cause the Issuer to issue a notice of conditional optional redemption (the “Redemption Notice”) to the holders of the Existing Notes to redeem all of the outstanding aggregate principal amount of the Existing Notes pursuant to the redemption provisions of the Existing Notes and the Existing Notes Indenture (contingent upon the occurrence of the Closing) (the “Notes Redemption”) and (2) contemporaneously with the Closing, take, and cause the Issuer to take, any other actions reasonably requested by the Buyer and required to facilitate the satisfaction and discharge of the Existing Notes pursuant to the satisfaction and discharge provisions of the Existing Notes Indenture and the other applicable provisions of the Existing Notes and the Existing Notes Indenture (the “Satisfaction and Discharge”). The Company shall promptly prepare (or cause to be prepared) all necessary and appropriate documentation (including opinions of counsel) in connection with the Notes Redemption or the Satisfaction and Discharge, including the Redemption Notice, releases of guarantees and Encumbrances and other related documents (collectively, the “Discharge Documents”), provide the Buyer (and its counsel) with a reasonable opportunity to review and comment on the Discharge Documents and include the proposed changes reasonably requested by the Buyer (and its counsel) thereon. The Company agrees to cause the Issuer, and will instruct the applicable trustee under the Existing Notes Indenture, to effectuate any Notes Redemption or Satisfaction and Discharge in accordance with the Discharge Documents; provided that the Buyer shall have, or shall have caused to be, deposited with the trustee under the Existing Notes Indenture in a timely manner sufficient funds (including funds to pay principal, premium, if any, and accrued and unpaid interest, if any, with respect to the Existing Notes) to effect such Notes Redemption or Satisfaction and Discharge.

(c)            The Notes Redemption or the Satisfaction and Discharge pursuant to the foregoing Section 7.22(b) is referred to as a “Discharge” of the Existing Notes. Notwithstanding anything herein to the contrary, in no event shall this Section 7.22 require the Seller or any member of the Company Group to cause the Discharge of the Existing Notes to be effective unless and until the Closing has occurred and the Buyer has provided or caused to be provided, on behalf of the Company Group in accordance with the applicable payment instructions provided by the Seller to the Buyer, to the trustee under the Existing Notes Indenture sufficient funds to pay in full the amount required for the Discharge of the Existing Notes (including principal, premium, if any, and accrued and unpaid interest, if any, with respect to the Existing Notes), and any other amounts to pay in full and terminate, the Existing Notes Indenture (the “Existing Notes Redemption Amount”). Further, notwithstanding the foregoing or anything to the contrary in this Section 7.22, no member of the Company Group shall be required to (1) make any payment or set aside funds in connection with the Discharge of the Existing Notes or (2) execute and deliver any document or instrument (or cause any document or instrument to be executed or delivered) (x) that would be inaccurate in light of the facts and circumstances at the time delivered or (y) not conditioned on or delivered substantially concurrently with the occurrence of the Closing.

(d)            The Buyer’s obligations to consummate the transactions contemplated by this Agreement are not conditioned on the consummation of the Discharge of the Existing Notes.

(e)            The Buyer shall reimburse the Company and its Subsidiaries for all of their reasonable costs and expenses incurred in connection with any Discharge promptly following the occurrence thereof (other than fees and expenses of outside counsel in supporting the cooperation of the Seller and the Company Group as contemplated by this Section 7.22). The Buyer shall indemnify, defend and hold harmless the Company, its Subsidiaries and each of their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any such Person, or to which any such Person may become subject, that arise out of, or is in any way in connection with, the Discharge, or any actions taken or not taken by the Company, or taken at the request of the Buyer, pursuant to this Section 7.22 or the transactions contemplated hereby (other than fees and expenses of outside counsel in supporting the cooperation of the Seller and the Company Group as contemplated by this Section 7.22). The foregoing reimbursement and indemnification shall survive any termination of this Agreement.

7.23         Buyer Common Shares. The Buyer Common Shares to be issued to the Seller hereunder, when issued, shall be duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Encumbrance, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Organizational Documents of the Buyer or any Contract to which the Buyer is a party or by which it is bound. Notwithstanding this Section 7.23, if the Buyer gives irrevocable notice that the Agreed Stock Consideration Value equals €0, then this Section 7.23 shall be deemed satisfied.

7.24         Stock Exchange Listing. The Buyer shall use its reasonable best efforts to cause the Buyer Common Shares, if any, to be issued under this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing. Notwithstanding this Section 7.24, if the Buyer gives irrevocable notice that the Agreed Stock Consideration Value equals €0, then this Section 7.24 shall be deemed satisfied.

7.25         Form S-3. From and after the date hereof, the Buyer shall use reasonable best efforts to maintain the Buyer’s eligibility to be able to file and use a Registration Statement on Form S-3 (or any successor form thereto) and to be a “well-known seasoned issuer” within the meaning of Rule 405 under the Securities Act. Notwithstanding this Section 7.25, if the Buyer gives irrevocable notice that the Agreed Stock Consideration Value equals €0, then this Section 7.25 shall be deemed satisfied.

7.26         Resignations. The Company shall cause to be delivered to the Buyer on the Closing Date such resignations of members of the board of directors (or equivalent governing body) and officers of the Company Group as requested in writing by the Buyer at least ten (10) Business Days prior to the Closing Date, in each case (a) in form and substance reasonably satisfactory to the Buyer and (b) subject to any restrictions under local Law, with such resignations to be effective concurrently with the Closing; provided, that any resignation requested shall be limited to resignations of members of the board of directors (or equivalent governing body) and officers who are not Company Employees.

7.27         Restrictive Covenants.

(a)            Commencing on and for a period of eighteen (18) months following the Closing Date (the “Restricted Period”), the Seller shall not, and shall cause its Affiliates not to, directly or indirectly, solicit for employment, offer to hire, hire or enter into any employment agreement or similar arrangement with any of the Company Group’s senior executive employees as of the date hereof and as of the Closing (each, a “Restricted Person”); provided, that such prohibition shall not apply to (i) solicitations made to the public or the industry generally through advertising or electronic listing which are not specifically targeted at any such Restricted Person or (ii) the solicitation or hiring of any Restricted Person who was not otherwise employed by the Buyer or its Affiliates (including any member of the Company Group after the Closing) for six (6) months prior to such hiring.

(b)            The Seller covenants and agrees that, following the Closing Date, the Seller shall not, and shall cause its Affiliates not to, disclose, and shall direct the Sponsors to, treat and hold as strictly confidential, all Company Group Confidential Information. The Seller covenants and agrees to take all reasonable steps (and to cause each of its Affiliates to take all reasonable steps) to safeguard such Company Group Confidential Information and to protect it against disclosure. In the event that the Seller or its Affiliates is requested or required to disclose any Company Group Confidential Information, the Seller shall or shall cause such Person to notify the Buyer promptly of the request or requirement so that the Buyer may (at Buyer’s expense) seek an appropriate protective order or waive compliance with the provisions of this Section 7.27(b). If, in the absence of a protective order or the receipt of a waiver hereunder, the Seller or any of its Affiliates is compelled to disclose any Company Group Confidential Information to any Governmental Authority, such Person may disclose the Company Group Confidential Information to the Governmental Authority; provided, that the Seller shall or shall cause such Person to use such Person’s reasonable best efforts to obtain, at the request of the Buyer and at the Buyer’s sole cost and expense, an order or other assurance that confidential treatment shall be accorded to such portion of the Company Group Confidential Information required to be disclosed as the Buyer shall designate. Notwithstanding the foregoing, the provisions of this Section 7.27(b) shall not apply to (a) any items of Company Group Confidential Information which are or which become part of the public domain other than as a direct or indirect result of disclosure in breach of this Agreement by the Seller or any of its Affiliates or any Sponsor; (b) any items of Company Group Confidential Information which the Seller or the Sponsors can reasonably demonstrate were independently developed by the Seller or its Affiliates without breaching any of their obligations under this Agreement or applicable Law; (c) any items of Company Group Confidential Information which the Seller or any of its Affiliates (including the Sponsors) lawfully receives on a non-confidential basis in good faith from a third party (other than Representatives of the Company Group) which is not, to the knowledge of the Seller or the applicable Sponsor, under any contractual obligation of confidentiality, or any other legal or fiduciary obligation of confidentiality, with respect to such Company Group Confidential Information; or (d) any items of the Company Group Confidential Information approved for release by written authorization of the Buyer. Notwithstanding the foregoing or anything in this Agreement to the contrary, the Buyer acknowledges that (i) the Seller and its Affiliates, and their respective investment funds and accounts (collectively, the “KPS Funds”) and their respective employees and other representatives (collectively, the “KPS Group”) are engaged in the business of making investments in a variety of companies at various stages of development (the “Investment Business”), (ii) in the course of carrying on the Investment Business, members of the KPS Group receive and review confidential and proprietary information from many sources, invest in many companies, and mentor, advise and otherwise interact with (including by providing individuals to serve on the boards of) investee/portfolio companies, any of which may be competitive with or otherwise adverse to the Company Group and (iii) it is not the intention of the Parties that this Agreement interfere with the ability of the KPS Group to carry on the Investment Business, including the investment in entities competitive with the Buyer or the Company or its Subsidiaries; provided, that, in each case, no Company Group Confidential Information is used or disclosed in connection therewith in breach of this Agreement. The Buyer further acknowledges that certain information relating to the Company Group and their industries gained from access to the Company Group Confidential Information may not be capable of being separated from the KPS Group’s overall knowledge; therefore, provided that neither the KPS Funds nor their respective employees or other representatives disclose any Company Group Confidential Information in violation of this Agreement, the KPS Group will not be deemed to have violated this Agreement solely to the extent Residual Information is used internally in the ordinary course by the KPS Group in connection with the Investment Business. For purposes of this Agreement, “Residual Information” means any information that is retained in the unaided memories of individuals associated with the KPS Group without specific or intentional reference to written or electronic information; provided, that such individuals’ access to the Company Group Confidential Information was not in breach of this Agreement. For purposes hereunder, memory is unaided if (x) such party did not intentionally memorize or otherwise mentally retain for reference the Residual Information for the purpose of retaining it and later using it or disclosing it to a third party, and (y) at the time of such later use such party was not consciously aware (or should reasonably have been aware) that such party was using the Residual Information. In connection with the Investment Business, the KPS Funds make investments in companies in the ordinary course of business and, as a result of such investments, such companies may be deemed to be affiliated or associated with the Restricted Party or the KPS Funds. In addition, certain persons that may be deemed to be affiliated with the Restricted Party or the KPS Funds represent large institutions which the Restricted Party does not control. So long as the KPS Funds do not make any Company Group Confidential Information available to such portfolio companies, individuals or entities, the terms of this Agreement shall not apply to such portfolio companies, individuals or entities; provided, that for the avoidance of doubt, Company Group Confidential Information shall not be imputed to any portfolio companies solely by virtue of the fact that a director, officer or employee of the KPS Funds or their respective representatives that serves as a director (or on any other governing body) of such portfolio company has knowledge of Company Group Confidential Information.

(c)            During the Restricted Period, neither the Seller nor the Buyer shall, and the Seller shall cause its Affiliates not to, and the Buyer shall cause its Affiliates not to, directly or indirectly, make any negative, derogatory or disparaging statement or communication regarding (i) in the case of the Seller and its Affiliates, the Buyer or its Affiliates (including any member of the Company Group after the Closing) and (ii) in the case of the Buyer and its Affiliates, the Seller or its Affiliates (excluding any member of the Company Group after the Closing); provided, that the foregoing shall not restrict any Person from enforcing or defending their rights under this Agreement, any other agreement or any Action with or involving any such Person, and the foregoing shall not require any such Person to be untruthful to or refrain from answering any questions from or before a Governmental Authority.

(d)            Notwithstanding anything to the contrary set forth herein, with respect to and in the event of a breach of any of the provisions of the foregoing clauses (a) through (c) of this Section 7.27 (the “Restrictive Covenants”):

(i)            the Parties shall, without limitation of any other available remedy, be entitled to seek to (A) have the Restrictive Covenants specifically enforced by any court of competent jurisdiction and (B) have issued an injunction restraining any such breach without posting of a bond; it being understood that any breach of any of the Restrictive Covenants would cause irreparable and material damage to the non-breaching Parties, the amount of which cannot be readily determined and as to which none of the Parties will have any adequate remedy at law or in damages;

(ii)           it is the desire and intent of the Parties that the Restrictive Covenants be enforced to the fullest extent permissible under the Laws of each jurisdiction in which enforcement is sought and if any Restrictive Covenant shall be adjudicated finally to be invalid or unenforceable, such Restrictive Covenant shall be deemed amended to the extent (and only to such extent) necessary in order that such provision be valid and enforceable, the remainder of such Restrictive Covenant shall not thereby be affected and shall be given full force and effect without regard to invalid portions and such amendment shall apply only with respect to the operation of the Restrictive Covenant in the particular jurisdiction in which such adjudication is made; and

(iii)          the Parties acknowledge and agree that the Restrictive Covenants are necessary for the protection and preservation of the value and the goodwill of the Buyer’s and each member of the Company Group’s businesses and are reasonable and valid in geographical and temporal scope and in all other respects.

7.28          Certain Actions. The Parties have agreed to the matters and agreements set forth in, and shall take any actions contemplated by, Section 7.28 of the Disclosure Letter.

7.29          Settlement of Intercompany Receivable Amount. The Seller shall procure that (a) the Intercompany Receivable Amount is settled before Closing by way of a dividend in kind or otherwise and (b) subject to settlement of the Intercompany Receivable Amount, the EUR 5,000,000 Intragroup Loan Facility Agreement is terminated with effect as of Closing, without any continuing liability of Kouti B.V. to the Seller or any of its Affiliates (other than members of the Company Group) or any of the Sponsors.

7.30          Certain Restraints. Each of the Seller and the Buyer shall comply with their respective covenants and agreements set forth on Section 7.30 of the Disclosure Letter.

Article 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER

The obligations of the Buyer under this Agreement shall be subject to the satisfaction, at or prior to the Closing, of all of the following conditions, any one or more of which may be waived by the Buyer:

8.1            Representations and Warranties Accurate. (a) Each of the Seller Fundamental Representations and the Company Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or “material adverse effect” set forth therein), (b) each of the representations and warranties of the Seller contained in Section 4.5 and of the Company contained in Section 5.2 shall be true and correct in all but de minimis respects and (c) each of the remaining representations and warranties of the Seller and the Company contained in Article 4 and Article 5 shall be true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or “material adverse effect” set forth therein), in each case of clauses (a), (b) and (c) on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date); provided, however, that clause (c) of this condition shall be considered satisfied unless the failure of such representations or warranties to be true and correct (giving effect to the applicable exceptions set forth in the Disclosure Letter but without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or “material adverse effect” set forth therein), has had a Company Material Adverse Effect.

8.2            Performance. The Company and the Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by them prior to or on the Closing Date.

8.3            Officer’s Certificate. The Seller shall have delivered to the Buyer a certificate, signed by an executive officer of the Seller, dated as of the Closing Date, certifying the matters set forth in Sections 8.1 (Representations and Warranties Accurate), 8.2 (Performance) and 8.7 (No Company Material Adverse Effect).

8.4            Antitrust and Other Laws. All required or sought consents of, or approvals from, any Governmental Authority or pursuant to any Antitrust Laws set forth on Section 8.4 of the Disclosure Letter (the jurisdictions listed on Section 8.4 of the Disclosure Letter, collectively, the “Filing Jurisdictions”) shall have been obtained and be in full force and effect and any applicable waiting period with respect thereto shall have expired, as the case may be (it being understood that any consent shall be deemed obtained if the relevant merger control authority (x) has declared that it does not have jurisdiction, or has determined not to exercise its jurisdiction, to review the transactions contemplated hereby, (y) has consented to, approved, or cleared the transactions contemplated hereby or (z) may no longer prohibit the transactions contemplated hereby due to the expiry of all relevant time periods).

8.5            No Injunctions. Subject to Section 8.5 of the Disclosure Letter, there shall not be in effect any Order restraining, enjoining, having the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

8.6            No Illegality. No Law shall have been enacted, entered or promulgated, in each case following the date of this Agreement, which remains in effect and prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements (provided, that a Law that has been amended or modified following the date of this Agreement shall be deemed to have been enacted, entered or promulgated thereafter).

8.7            No Company Material Adverse Effect. From and after the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

8.8            Closing Deliveries. The Seller shall have delivered or caused to be delivered to the Buyer duly executed copies of the payoff letters pursuant to Section 7.21 by all parties thereto.

Article 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER AND THE COMPANY

The obligation of the Seller and the Company to effect the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of all of the following conditions, any one or more of which may be waived by the Seller:

9.1            Representations and Warranties Accurate. (a) Each of the Buyer Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation as to “materiality”, “Buyer Material Adverse Effect” or “material adverse effect” set forth therein), (b) unless the Agreed Stock Consideration Value equals €0, the representations and warranties of the Buyer contained in Section 6.2 shall be true and correct in all but de minimis respects, and (c) each of the remaining representations and warranties of the Buyer contained in Article 6 shall be true and correct (without giving effect to any limitation as to “materiality”, “Buyer Material Adverse Effect” or “material adverse effect” set forth therein), in each case of clauses (a), (b) and (c) on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date); provided, however, that clause (c) of this condition shall be considered satisfied unless the failure of such representations or warranties to be true and correct (giving effect to the applicable exceptions set forth in the Buyer Disclosure Letter but without giving effect to any limitation as to “materiality”, “Buyer Material Adverse Effect” or “material adverse effect” set forth therein) has had a Buyer Material Adverse Effect; provided, however, that, if the Agreed Stock Consideration Value equals €0, then clause (b) of the definition of Buyer Material Adverse Effect shall be disregarded in determining whether the failure of any such representation or warranty has had a Buyer Material Adverse Effect for purposes of clause (c) of this condition.

9.2            Performance. The Buyer shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by the Buyer prior to or on the Closing Date.

9.3            Officer Certificate. The Buyer shall have delivered to the Seller a certificate, signed by an executive officer of the Buyer, dated as of the Closing Date, certifying the matters set forth in Sections 9.1 (Representations and Warranties Accurate), 9.2 (Performance), unless the Agreed Stock Consideration Value equals €0, 9.5 (Stock Exchange Listing), and 9.8 (No Buyer Material Adverse Effect).

9.4            Antitrust and Other Laws. All required or sought consents of, or approvals from, any Governmental Authority or pursuant to any Antitrust Laws set forth on Section 8.4 of the Disclosure Letter shall have been obtained and be in full force and effect and any applicable waiting period with respect thereto shall have expired, as the case may be (it being understood that any consent shall be deemed obtained if the relevant merger control authority (x) has declared that it does not have jurisdiction, or has determined not to exercise its jurisdiction, to review the transactions contemplated hereby, (y) has consented to, approved, or cleared the transactions contemplated hereby or (z) may no longer prohibit the transactions contemplated hereby due to the expiry of all relevant time periods).

9.5            Stock Exchange Listing. Unless the Agreed Stock Consideration Value equals €0, the Buyer Common Shares to be issued in connection with this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

9.6            No Injunctions. Subject to Section 9.6 of the Disclosure Letter, there shall not be in effect any Order restraining, enjoining, having the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

9.7            No Illegality. No Law shall have been enacted, entered or promulgated, in each case following the date of this Agreement, which remains in effect and prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements (provided, that a Law that has been amended or modified following the date of this Agreement shall be deemed to have been enacted, entered or promulgated thereafter).

9.8            No Buyer Material Adverse Effect. Since the date of this Agreement, a Buyer Material Adverse Effect shall not have occurred; provided, however, that, if the Agreed Stock Consideration Value equals €0, then clause (b) of the definition of Buyer Material Adverse Effect shall be disregarded in determining whether there has been a Buyer Material Adverse Effect for purposes of this Section 9.8.

Article 10

TERMINATION

10.1         Termination. This Agreement may be terminated on or prior to the Closing Date as follows:

(a)            The Buyer, the Seller and the Company may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b)            The Buyer may terminate this Agreement (if it is not then in breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Section 9.1 (Representations and Warranties Accurate) or 9.2 (Performance) not to be satisfied), upon written notice to the Seller, if there has been a violation, breach or inaccuracy of any representation, warranty, covenant or agreement of the Company or the Seller contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Sections 8.1 (Representations and Warranties Accurate) or 8.2 (Performance) not to be satisfied, and such violation, breach or inaccuracy has not been waived by the Buyer or cured by the Company or the Seller, as applicable, within the earlier of (x) the Termination Date and (y) twenty (20) Business Days after delivery by the Buyer to the Seller of written notice thereof, or is not capable of being cured prior to the Termination Date;

(c)            The Seller may terminate this Agreement (if neither the Seller nor the Company is then in breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Sections 8.1 (Representations and Warranties Accurate) or 8.2 (Performance) not to be satisfied), upon written notice to the Buyer, if there has been a violation, breach or inaccuracy of any representation, warranty, agreement or covenant of the Buyer contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Section 9.1 (Representations and Warranties Accurate) or 9.2 (Performance), not to be satisfied, and such violation, breach or inaccuracy has not been waived by the Seller or cured by the Buyer within the earlier of (x) the Termination Date or (y) twenty (20) Business Days after delivery by the Seller to the Buyer of written notice thereof, or is not capable of being cured prior to the Termination Date;

(d)            Either the Buyer or the Seller may terminate this Agreement if the Closing Date shall not have occurred on or before March 21, 2025 (the “Termination Date”); provided, however, that (i) the terminating Party is not in material breach of any representation, warranty, covenant or other agreement contained herein at the time of such termination so as to cause (x) in the case that the Buyer is the terminating Party, any of the conditions set forth in Section 9.1 (Representations and Warranties Accurate) or 9.2 (Performance) not to be satisfied and (y) in the case that the Seller is the terminating Party, any of the conditions set forth in Sections 8.1 (Representations and Warranties Accurate) or 8.2 (Performance) not to be satisfied and (ii) this Section 10.1(d) shall not be available to any Party during the pendency of any Action by the other Party for specific performance of this Agreement as provided by Section 11.17 (Specific Performance); provided, further, that if the conditions set forth in Section 8.4 (Antitrust and Other Laws), Section 8.5 (No Injunctions) (solely with respect to Orders related to Antitrust Laws), Section 8.6 (No Illegality) (solely with respect to Antitrust Laws), Section 9.4 (Antitrust and Other Laws), Section 9.6 (No Injunctions) (solely with respect to Orders related to Antitrust Laws) or Section 9.7 (No Illegality) (solely with respect to Antitrust Laws) shall not have been satisfied on or prior to the Termination Date, but all other conditions set forth in Article 8 and Article 9 have been satisfied, or are capable of being satisfied (or have been waived by the Party then entitled to give such waiver) on or prior to the Termination Date, then the Termination Date shall be extended without further action by the parties hereto until June 20, 2025; or

(e)            Either the Buyer or the Seller may, subject to the last sentence of Section 7.4(e), terminate this Agreement if any Order issued, or Law enacted, entered or promulgated, in each case, following the date of this Agreement, by a Governmental Authority permanently restrains, enjoins or prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, and such Order or Law becomes effective and final and nonappealable, in each case, to the extent that the conditions set forth in Sections 8.4, 8.5, 8.6, 9.4, 9.6 or 9.7 shall not be satisfied as a result of such Order or Law.

10.2         Effect of Termination.

(a)            If this Agreement is terminated by the Parties in accordance with Section 10.1 (Termination) hereof, this Agreement shall become void and of no further force and effect and there shall be no liability on the part of any Party to any other Party, except that (i) the provisions of this Section 10.2 (Effect of Termination), Section 4.9 (Seller’s Reliance), Section 4.10 (Exclusivity of Representations), Section 5.26 (Company’s Reliance), Section 5.27 (Exclusivity of Representations), Section 6.13 (Buyer’s Reliance), Section 6.21 (Exclusivity of Representations), Section 7.3(b) (Confidentiality), Section 7.3(c) (Public Announcements), the Buyer’s reimbursement and indemnification obligations set forth in each of Section 7.15(e) (Company Obligations in Respect of Buyer Financing) and Section 7.22(e) (Treatment of Existing Notes), and Article 11 (Miscellaneous) shall remain in full force and effect in accordance with their terms and (ii) termination shall not preclude any Party from suing and recovering from any other Party for any willful and material breach of this Agreement, or any Fraud committed thereby, prior to such termination.

(b)            In the event that this Agreement is validly terminated by (i) (A) the Buyer or the Seller pursuant to Section 10.1(d) (if the conditions set forth in Section 8.4 (Antitrust and Other Laws), Section 8.5 (No Injunctions) (solely with respect to Orders related to Antitrust Laws), Section 8.6 (No Illegality) (solely with respect to Antitrust Laws), Section 9.4 (Antitrust and Other Laws), Section 9.6 (No Injunctions) (solely with respect to Orders related to Antitrust Laws) or Section 9.7 (No Illegality) (solely with respect to Antitrust Laws) shall not have been satisfied on or prior to the Termination Date) and (B) the Seller’s or any of its Affiliates’ uncured, material breach of its obligations under this Agreement is not the principal cause of, or has not principally resulted in, the failure to satisfy any such conditions or (ii) the Buyer or the Seller pursuant to Section 10.1(e) (solely if the Law or Order arises under Antitrust Laws), then the Buyer shall pay to the Seller (or one of its designee) an amount in cash equal to €100,000,000 (the “Antitrust Termination Fee”), by wire transfer of immediately available funds within five (5) Business Days following such termination. Subject to the Seller’s and the Company’s right to injunctive and other non-monetary equitable relief or specific performance in accordance with Section 11.17 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, each Party hereby expressly acknowledges and agrees that, upon any termination of this Agreement under circumstances where the Seller is entitled to Antitrust Termination Fee and such Antitrust Termination Fee is paid in full, the Seller receiving such payment shall be precluded from any other remedy against the Buyer at Law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment or damages of any kind against the Buyer or its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives, in connection with this Agreement or the transactions contemplated hereby; provided, however, that this limitation shall not apply in the event of Fraud or willful and material breach of this Agreement by the Buyer (or any of its Subsidiaries) prior to its termination (which liability therefore shall not be affected by termination of this Agreement or any payment of the Antitrust Termination Fee). The Parties acknowledge and agree that the agreements contained in this Section 10.2(b) are an integral part of this Agreement and that, without this Section 10.2(b), the Parties would not have entered into this Agreement. Accordingly, if the Buyer fails to promptly pay any amount due pursuant to this Section 10.2(b), the Buyer, as applicable, shall pay to the Seller all fees, costs and expenses of enforcement (including reasonable and documented attorneys’ fees as well as reasonable and documented expenses incurred in connection with any Action initiated by the Seller in connection with such enforcement), together with interest on the amount of the Antitrust Termination Fee, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. The Parties further acknowledge that the Antitrust Termination Fee shall not constitute a penalty but are liquidated damages, in a reasonable estimate of an amount that will compensate each Party in the circumstances in which Antitrust Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; provided that the Parties acknowledge that such amount may be less than adequate in the event of Fraud or willful and material breach of this Agreement by the Buyer (or any of its Subsidiaries) prior to its termination (which liability therefore shall not be affected by termination of this Agreement or any payment of the Antitrust Termination Fee). The Parties acknowledge and agree that in no event will the Buyer be required to pay the Antitrust Termination Fee on more than one occasion.

Article 11

MISCELLANEOUS

11.1         No Survival. The Parties, intending to modify any applicable statute of limitations, agree that (a) none of the representations and warranties of the Company contained in Article 5, of the Seller contained in Article 4 and of the Buyer contained in Article 6, and in any certificate delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at Law or in equity) with respect thereto shall terminate at the Closing and (b) none of the covenants of the parties set forth in this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at Law or in equity) with respect thereto shall terminate at the Closing, except that (i) all payment obligations set forth in Article 2 (Calculation and of Purchase Price and Payment), (ii) Section 2.3 (Purchase Price Adjustment), (iii) Section 2.4 (Purchase Price Allocation), (iv) Section 2.6 (Withholding), (v) Section 7.3(b) (Confidentiality), (vi) Section 7.3(c) (Public Announcements), (vii) Section 7.9 (Further Assurances), (viii) Section 7.10 (Officer and Director Indemnification and Insurance), (ix) Section 7.13 (Waiver of Conflicts Regarding Representation), (x) Section 7.14 (Access to Books and Records), (xi) Section 7.17 (Excess Overpayments), (xii) Section 7.19 (R&W Insurance Policy), (xiii) Section 7.20 (Tax Matters), (iv) Section 7.27 (Restrictive Covenants), (xv) Article 11 (Miscellaneous) and (xvi) any other covenants that by their terms require performance after the Closing or which otherwise expressly by their terms survive the Closing shall survive in accordance with their terms only for such period as shall be required for the applicable Party to complete the performance required thereby. Notwithstanding anything to the contrary herein, except for the covenants specifically referenced above in this Section 11.1 and any other covenants that by their terms require performance after the Closing or which otherwise expressly by their terms survive the Closing, no Party (or any officer, agent, employee, direct or indirect holder of any equity interest or securities, or Affiliates of any Party) shall have any liability hereunder after the Closing (and this sentence is intended to benefit each such Person, whether or not a party to this Agreement). EACH PARTY, ON BEHALF OF ITSELF AND ITS AFFILIATES, SUCCESSORS AND PERMITTED ASSIGNS, EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE THAT LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS. EACH PARTY UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. EACH PARTY ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT. EACH PARTY FURTHER EXPRESSLY WAIVES ALL RIGHTS TO CLAIM OR SEEK RESCISSION OF THE TRANSACTIONS CONTEMPLATED HEREIN OR HEREBY. Notwithstanding the foregoing, (A) this Section 11.1 shall not interfere with or impede the operation of Section 2.1 (Purchase and Sale of the Purchased Interests), (B) this Section 11.1 shall not limit the ability of any Party to seek specific performance in accordance with Section 7.27 (Restrictive Covenants) or Section 11.17 (Specific Performance), (C) each of the Seller and the Buyer shall have the right to maintain or recover its Losses in connection with any action or claim to the extent based upon Fraud solely against the Person that committed such Fraud, so long as such action or claim is brought prior to the expiration of the relevant statute of limitations with respect thereto and (D) this Section 11.1 shall not interfere with or prevent, limit or waive any claims, rights or remedies pursuant to the terms of any Ancillary Agreement. For the avoidance of doubt and notwithstanding anything contained herein to the contrary, in the event the Closing occurs, the Seller shall thereafter be liable for any Fraud of the Company in making any representation or warranty in Article 5.

11.2         Indemnification.

(a)            Survival. The Parties agree that (i) the Seller shall not be liable for any claim for indemnification under this Section 11.2 unless a notice in writing is delivered by the Person seeking indemnification to the Seller prior to the twenty-four (24) month anniversary of the Closing (the “Indemnification Survival Date”), in which case such indemnity shall survive, to the extent of the claims described in such notice only, until such claim is fully and finally resolved in accordance with the terms and conditions of this Agreement and (ii) any claims for indemnification under this Section 11.2 for which notice is not timely delivered pursuant to this Section 11.2 shall be expressly barred and hereby waived.

(b)            Seller Indemnification. Subject to the terms and conditions of this Section 11.2, from and after the Closing Date, the Seller shall indemnify and defend each of Buyer and its Affiliates (including, from and after the Closing, any member of the Company Group), successors and assigns (collectively, the “Buyer Indemnified Parties”) against, and shall hold each of them harmless from and against, without duplication of any amounts accounted for in the Final Purchase Price, and any all Losses actually incurred or sustained by, or imposed upon, the Buyer Indemnified Parties to the extent based upon, arising out of, with respect to or by reason of the matter set forth on Section 11.2(b) of the Disclosure Letter (the “Indemnified Matter”).

(c)            Limitation of Liability.

(i)            Notwithstanding anything in this Agreement to the contrary, the aggregate maximum liability of the Seller with respect to the Indemnified Matter shall be, and the Buyer Indemnified Parties shall not be entitled to recover from the Seller in respect of such matter in excess of, €3,000,000, less any Losses in respect of the Indemnified Matter satisfied or discharged prior to the Closing.

(ii)            In no event shall the Seller have liability with respect to the Indemnified Matter to any Buyer Indemnified Party for, and Losses with respect to the Indemnified Matter shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits or income, loss of business reputation or opportunity, or for any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric or other special damages, except in each case to the extent awarded and paid to a third party.

(iii)            Notwithstanding any other provision of this Agreement, following the Closing, the remedies provided for in this Section 11.2 shall constitute the Buyer Indemnified Parties’ sole and exclusive remedy for any claims made in connection with Section 11.2(b).

(d)            Settlement of the Indemnified Matter. Notwithstanding any other provision of this Agreement, the Seller shall not enter into a settlement of the Indemnified Matter without the prior written consent of the Buyer Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement (i) includes an express, unconditional and complete release of such Buyer Indemnified Party from all liability as to all asserted or potential claims against the Buyer Indemnified Party and (ii) does not include any statement or admission of fault, culpability, or failure to act by or on behalf of any Buyer Indemnified Party.

(e)            Determination of Loss Amount; Order of Recovery.

(i)            Each of the Buyer Indemnified Parties shall, and shall cause its Representatives to, make a claim under the applicable provisions of the Share and Asset Purchase Agreement to recover any Losses for which it seeks to be indemnified in respect of the Indemnified Matter; provided, that the Buyer shall not be required to take the actions set forth on Section 11.2(e)(i) of the Disclosure Letter.

(ii)            Subject to the terms and conditions and limitations provided in this Section 11.2, any and all indemnification payments required pursuant to Section 11.2(b) shall be satisfied (A) first, by recourse in accordance with the Share and Asset Purchase Agreement to the extent such Losses may be recovered thereunder; and (B) second, to the extent such Loss is not fully recovered by the Buyer Indemnified Party under the Share and Asset Purchase Agreement, by recourse against the Seller in accordance with the terms and conditions of this Section 11.2. The amount of Losses to which a Buyer Indemnified Party shall be entitled to recover hereunder with respect to the Indemnified Matter shall be reduced by all amounts actually recovered or realized by the Buyer Indemnified Party or any of its Affiliates (net of costs of recovery), except for any such amounts recovered or realized pursuant to the Share and Asset Purchase Agreement or otherwise from any of the Persons set forth on Section 11.2(e)(ii) of the Disclosure Letter.

(f)            Tax Treatment of Indemnity Payments. The Parties agree to treat any payment made pursuant to this Section 11.2 as an adjustment to the Final Purchase Price for all federal, state, local, and foreign Tax purposes, and the Parties agree to file their Tax Returns accordingly, except as otherwise required by applicable Law or a final determination.

11.3         Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

11.4         Amendment. Subject to Section 11.20 (Financing Sources), this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

11.5         Entire Agreement. This Agreement, including the Buyer Disclosure Letter, the Disclosure Letter and Exhibits attached hereto, which are deemed for all purposes to be part of this Agreement, and the Ancillary Agreements and the Confidentiality Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the Parties relating to the subject matter of this Agreement and the businesses and operations of the Company and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the Parties or their Representatives, oral or written, respecting such subject matter.

11.6         Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties.

11.7         Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (i) in writing and served by personal delivery upon the Party for whom it is intended, (ii) if delivered by electronic mail with receipt confirmed (including by receipt of confirmatory electronic mail from the recipient) or (iii) if delivered by certified mail, registered mail, courier service, return-receipt received to the Party at the address set forth below, with copies sent to the Persons indicated:

If to the Seller or, prior to the Closing, to any member of the Company Group:

Titan Holdings Coöperatief U.A.
c/o KPS Capital Partners, LP
One Vanderbilt Avenue, 52nd Floor
New York, New York 10017

Attention:	Michael Psaros; Rahul Sevani
Email:	mpsaros@kpsfund.com; rsevani@kpsfund.com

With a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Attention:	Angelo Bonvino, Esq.
Michael Vogel, Esq.
Email:	abonvino@paulweiss.com
mvogel@paulweiss.com

If to the Buyer or, after the Closing, to any member of the Company Group:

Sonoco Products Company

1 N. Second Street

Hartsville, South Carolina 29550

Attention: John Florence

Email: john.florence@sonoco.com

With a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer LLP

3 World Trade Center, 175 Greenwich Street

New York, NY 10007

Attention:	Damien R. Zoubek
Zheng (Jonathan) Zhou
Email:	damien.zoubek@freshfields.com
zheng.zhou@freshfields.com

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 11.7.

11.8         Exhibits and Schedules.

(a)            Any matter, information or item disclosed in the Disclosure Letter or the Buyer Disclosure Letter delivered under any specific representation, warranty or covenant or disclosure letter number hereof, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which such disclosure is reasonably apparent on its face. The inclusion of any matter, information or item in the Disclosure Letter or Buyer Disclosure Letter shall not be deemed to constitute an admission of any liability by the Seller, the Company or the Buyer, as applicable, to any third party or otherwise imply that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement, or that the disclosure of such matter, information or item means that such matter, information or item is required to be disclosed by this Agreement.

(b)            The fact that any item of information is disclosed in any Section of the Disclosure Letter or the Buyer Disclosure Letter (as applicable): (i) will not be construed to mean that such information is required to be disclosed by this Agreement; (ii) will not be construed as or constitute an admission, evidence or agreement that a violation, right of termination, default, non-compliance, Loss or other obligation of any kind exists with respect to any item, or otherwise imply that such matter is material for the purpose of this Agreement, gives rise to a Company Material Adverse Effect, Buyer Material Adverse Effect or material adverse effect, or is outside the ordinary course of business; (iii) with respect to the enforceability of Contracts with third parties, the existence or non-existence of third party rights, the absence of breaches or defaults by third parties, or similar matters or statements, is intended only to allocate rights and risks among the Parties and is not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any Party by any Person who is not a Party, or give rise to any claim or benefit to any Person who is not a Party; (iv) will not be deemed or interpreted to broaden the respective Parties’ representations and warranties contained in this Agreement; and (v) does not waive any attorney-client privilege associated with such item or information or any protection afforded by the work product doctrine with respect to any of the matters disclosed or discussed herein. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or other similar terms in this Agreement. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Letter or the Buyer Disclosure Letter, as applicable, is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material.

(c)            The Buyer Disclosure Letter, the Disclosure Letter and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

(d)            Notwithstanding anything contained herein to the contrary, Section 11.8(a) and Section 11.8(b) (other than clause (v) thereof) shall apply only with respect to the Sections and schedules corresponding to Section 1.1(f), Article 4, Article 5, Article 6, Section 7.1 and Section 7.2.

11.9         Waiver. Subject to Section 11.20 (Financing Sources), waiver of any term or condition of this Agreement by any Party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

11.10       Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their permitted successors and assigns. No Party may assign or delegate, by operation of Law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other Parties, which any such Party may withhold in its absolute discretion; provided, however, that (a) the Buyer will be entitled to assign any or all of its rights hereunder without obtaining the consent of, or providing prior notice to, the other Parties to one or more of the Buyer’s direct or indirect Subsidiaries, which assignment will not relieve the Buyer of its obligations hereunder and (b) following the Closing, the Seller (and its successors and assigns) may, in connection with the liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, exchange or readjustment of such party, assign the Seller’s rights and obligations hereunder to an Affiliate of the Seller, without the prior consent of, or prior notice to, the Buyer. Any purported assignment in violation of the prior sentence shall be void. It is expressly acknowledged and agreed that, following the Closing, the Seller (and their successors and assigns) may liquidate, dissolve, merge, consolidate, restructure, recapitalize or otherwise reorganize, exchange or readjustment such party’s securities, assets and liabilities, without the prior consent of, or prior notice to, the Buyer, so long as, in any case, the Seller (and its successors and assigns) make adequate provisions to satisfy any and all of its obligations and liabilities under this Agreement.

11.11       No Third Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a Party or a permitted assignee of a Party, except for the Indemnified Parties as set forth in Section 7.10 (Officer and Director Indemnification and Insurance), the Seller and the Seller Released Parties as set forth in Section 7.19 (R&W Insurance Policy), the Seller Released Parties as set forth in Section 11.13 (Release), the Related Parties as set forth in Section 11.18 (Non-Recourse) and Deal Advisors as set forth in Section 7.13 (Waiver of Conflicts Regarding Representation) and Financing Sources as set forth in Section 11.20 (Financing Sources).

11.12       Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic mail in “printable document format” (“.pdf”) or similar format shall be as effective as delivery of a manually executed counterpart of this Agreement.

11.13       Release.

(a)            If the Closing occurs, the Buyer agrees (and, from and after the Closing, shall cause each member of the Company Group to agree), on behalf of itself and each of its past, present or future Affiliates, Related Parties, successors and assigns (collectively, the “Buyer Releasing Parties”), that the Seller, each of its Affiliates, each of their respective Related Parties, including current or former officers and directors, members, managers or Representatives of any member of the Company Group or any of their respective Affiliates (collectively, the “Seller Released Parties”), shall have no liability or responsibility to the Buyer Releasing Parties (including, from and after the Closing, any member of the Company Group) for, and the Buyer hereby unconditionally releases and discharges (and from and after the Closing shall cause each member of the Company Group to unconditionally release and discharge), on behalf of the Buyer Releasing Parties, such Seller Released Parties from, any and all Actions, liabilities and obligations of any kind and nature whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated, that any Buyer Releasing Party or any Person claiming through or under a Buyer Releasing Party ever had or now has or hereafter can, shall or may have:

(i)            arising out of, or relating to, the organization, management or operation of the businesses of any member of the Company Group relating to any matter, occurrence, action or activity on or prior to the Closing;

(ii)           relating to this Agreement and the transactions contemplated hereby, except for covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms;

(iii)         arising out of or due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Disclosure Letter and Exhibits hereto or in any other agreements, documents, certificates or other instruments contemplated hereby or delivered in connection with the transactions contemplated hereby, except with respect to the covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms; or

(iv)         relating to any information (whether written or oral), documents or materials furnished by or on behalf of the Seller and the Company Group, including the Evaluation Material;

provided, that the foregoing release shall not extend to, limit, restrict or alter any claims, rights or remedies (or any of the Buyer Releasing Parties’ rights with respect thereto), in any way, (v) under or pursuant to this Agreement and any Ancillary Agreement, (w) under any commercial agreements or arrangements with CROWN Packaging, (x) with respect to Fraud, (y) claims against any Company Group Service Provider in his or her capacity as such or (z) under any commercial agreements or arrangements between any Seller Released Party and any of the Buyer Releasing Parties that is unrelated to the transactions contemplated hereby.

(b)            If the Closing occurs, effective immediately following the Closing, the Seller agrees, on behalf of itself and each of its past, present or future Affiliates, Related Parties (other than CROWN Packaging), successors and assigns (collectively, the “Seller Releasing Parties” and, together with the Buyer Releasing Parties, the “Releasing Parties”), that the Buyer, each of its Affiliates and each of their respective Related Parties, including (from and after the Closing) each member of the Company Group (the “Buyer Released Parties” and, together with the Seller Released Parties, the “Released Parties”) shall have no liability or responsibility to the Seller Releasing Parties for, and the Seller hereby unconditionally releases and discharges, on behalf of the Seller Releasing Parties, such Buyer Released Parties from, any and all Actions, liabilities and obligations of any kind and nature whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated, that any Seller Releasing Party or any Person claiming through or under a Seller Releasing Party ever had or now has or hereafter can, shall or may have:

(i)            arising out of, or relating to, the organization, management or operation of the businesses of any member of the Company Group relating to any matter, occurrence, action or activity on or prior to the Closing Date,

(ii)           relating to this Agreement and the transactions contemplated hereby, except for covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms;

(iii)          arising out of or due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Buyer Disclosure Letter and the Exhibits hereto or in any other agreements, documents, certificates or other instruments contemplated hereby or delivered in connection with the transactions contemplated hereby, except with respect to the covenants and agreements which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms; or

(iv)          relating to any information (whether written or oral), documents or materials furnished by or on behalf of the Buyer;

provided, that the foregoing release shall not extend to, limit, restrict or alter any claims, rights or remedies (or any of the Seller Releasing Parties’ rights with respect thereto), in any way, (v) under or pursuant to this Agreement and any Ancillary Agreement, (w) (1) arising under any employment agreement or offer letter, (2) relating to amounts that are a Company Expense, or (3) for indemnification, advance of expenses and other coverage under any agreement with or under the Organizational Documents of any member of the Company Group, (x) under any commercial agreements or arrangements with CROWN Packaging, (y) with respect to Fraud or (z) under any commercial agreements or arrangements between any Seller Releasing Party and any Buyer Released Party that is unrelated to the transactions contemplated hereby.

(c)            Each Releasing Party understands that it may later discover claims or facts that may be different from, or in addition to, those that it or any other Releasing Party now knows or believes to exist regarding the subject matter of the release contained in this Section 11.13, and which, if known at the time of signing this Agreement, may have materially affected this Agreement and such Party’s decision to enter into it and grant the release contained in this Section 11.13. Nevertheless, the foregoing releases extend to any and all claims of any nature whatsoever, whether known, unknown or capable or incapable of being known as of the Closing or thereafter, and includes any and all Actions, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, Contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, expenses, executions, affirmative defenses, demands and other obligations or liabilities whatsoever, in Law or equity. As of the Closing, each of the Releasing Parties hereby irrevocably agrees to refrain from, directly or indirectly, asserting, commencing, instituting or causing to be commenced, any Action, of any kind against any applicable Released Party based upon any matter purported to be released hereby. The Releasing Parties (in their respective capacities as such) hereby explicitly waive all rights with respect to the foregoing releases under the provisions of Section 1542 of the California Civil Code, which section provides in pertinent part: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” The Releasing Parties (in their respective capacities as such) agree that no provision of Section 1542 of the California Civil Code shall affect the validity or scope of any other aspect of the foregoing releases. The Releasing Parties (in their respective capacities as such) hereby expressly, knowingly, and intentionally waive any and all rights, benefits, and protections with respect to the foregoing releases which they may have under any other provision of state or federal Law or common law principle providing the same or similar effect.

11.14       Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflict of Laws thereof. The Parties hereby declare that it is their intention that this Agreement shall be regarded as made under the Laws of the State of Delaware and that the Laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the Parties: (a) agrees that this Agreement involves at least $100,000; (b) agrees that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708; (c) irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in the United States District Court for the District of Delaware) (such courts, collectively, the “Chosen Courts”) with respect to all Actions arising out of or relating to this Agreement and the transactions contemplated hereby (whether based on contract, tort or other theory); (d) agrees that all claims with respect to any such Action shall be heard and determined in the Chosen Courts and agrees not to commence any Action relating to this Agreement or the transactions contemplated hereby (whether based on contract, tort or other theory) except in the Chosen Courts; (e) irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum in any Chosen Court, (f) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law and (g) service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 11.7 (Notices).

11.15        WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES AND AGREES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

11.16       Conveyance Taxes.

(a)            The Buyer and the Seller each agree to timely pay 50% of all sales, use, VAT, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes (“Conveyance Taxes”) incurred as a result of the transactions contemplated by this Agreement and the Party required to file or cause to be filed, any related Tax Returns under applicable Law shall file such Tax Returns (including Tax Returns with respect to German real estate transfer tax (Grunderwerbsteuer) (“RETT”) pursuant to Section 11.16(b)), and the Seller and the Buyer agree to jointly file (or cause the applicable Affiliate to file) all required change of ownership and similar statements.

(b)            Without prejudice to Section 11.16(a), in respect of RETT:

(i)            the Parties shall cooperate in good faith to fully comply with any applicable statutory obligations to file RETT notifications pursuant to Section 18 through Section 20 of the German Real Estate Transfer Tax Act (Grunderwerbsteuergesetz) (the “RETT Act”) triggered by the execution of this Agreement or the Closing (each, a “RETT Filing”);

(ii)           within five (5) Business Days after the execution of this Agreement, the Buyer shall deliver to the Seller a draft of the RETT Filing due as a result of the execution of this Agreement complying with the applicable requirements stipulated in Section 19 and Section 20 of the RETT Act. The Buyer shall consider in good faith any reasonable comments received by the Seller in the RETT Filing. The Buyer shall procure that such RETT Filing will be filed in time and in the form required by law and provide the Seller with evidence thereof without undue delay; and

(iii)          the Buyer shall procure that, after the Closing, each member of the Company Group shall file any RETT Filing due as a result of the Closing in time and in the form required by law and provide the Seller with evidence thereof without undue delay.

11.17       Specific Performance.

(a)            Without limiting the generality of Section 7.27, the Parties agree that (i) irreparable damage would occur in the event that the provisions of this Agreement or obligations, undertakings, covenants or agreements of the Parties were not performed in accordance with their specific terms or were otherwise breached and (ii) money damages, even if available, would not be an adequate remedy for any such failure to perform or any breach of this Agreement. Accordingly, it is agreed that the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions hereof in the Chosen Courts without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity. Without limitation of the foregoing, the Parties hereby further acknowledge and agree that prior to the Closing each Party shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by the other Parties under this Agreement, including Section 7.4 (Filings and Authorizations; Consummation), and to cause the other Parties to consummate the Closing in accordance with this Agreement and, in the case of the Buyer, to make the payments contemplated by this Agreement, including Article 2 (Calculation of Purchase Price and Payment) in addition to any other remedy to which the relevant Parties are entitled at Law or in equity, including the right to terminate this Agreement pursuant to Article 10 (Termination).

(b)            Each Party agrees that it will not oppose (and hereby waives any defense in any action for) the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) the other Parties have an adequate remedy at Law or (ii) an award of specific performance or other equitable remedy is not an appropriate remedy for any reason at Law, equity or otherwise. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement when available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)            If any Party brings an Action for specific performance pursuant to this Section 11.17, the prevailing Party in such Action shall, in addition to any other rights such Party may have under this Agreement, be entitled to have the losing Party pay such Party’s costs and expenses (including attorneys’ fees) in connection with such Action.

(d)            Subject to the limitations on remedies set forth in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise at any time of any other remedy.

11.18       Non-Recourse. Notwithstanding anything to the contrary herein, except as set forth in the Confidentiality Agreement, (i) this Agreement may be enforced only against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party and (ii) with respect to each Party, no past, present or future director, officer, employee, incorporator, member, partner, equityholder, agent, attorney, advisor, Financing Source (in its capacity as such) or Representative or Affiliate of such named Party or any of its Affiliates (other than such named Party) (the “Related Parties”), shall have any liability (whether in contract or tort, at Law or in equity or otherwise, or based upon any theory that seeks to impose liability of a Party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named Party or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 11.18 are intended to be for the benefit of, and enforceable by the Related Parties and each such Person shall be a third party beneficiary of this Section 11.18. This Section 11.18 shall be binding on all successors and assigns of the Parties. Notwithstanding the foregoing, nothing in this Section 11.18 shall limit, prevent or restrict any claims, rights or remedies against any Related Party under any Ancillary Agreement to which such Related Party is a party.

11.19       Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party; provided, that the economic and legal substance of the transactions contemplated hereby shall be deemed to be affected in a manner materially adverse to the parties hereto if Section 11.18 (Non-Recourse) is invalid, void or incapable of being enforced. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

11.20       Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties hereto, on behalf of itself and each of its controlled Affiliates, hereby: (a) agrees that any Action (whether in Law or in equity, whether in Contract or in tort or otherwise), involving any Financing Sources, arising out of or relating to, this Agreement, any Buyer Financing, the Debt Commitment Letter, the definitive documentation with respect to any Buyer Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each Party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York (except as otherwise expressly set forth in the Debt Commitment Letter or any definitive documentation related to any Buyer Financing where the laws of another jurisdiction shall govern); (b) agrees not to bring or support or permit any of their respective Representatives or controlled Affiliates to bring or support any Action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise) against any Financing Sources in any way arising out of or relating to this Agreement, any Buyer Financing, the Debt Commitment Letter, the definitive documentation with respect to any Buyer Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court; (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such Subject Court; (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against any Financing Sources in any way arising out of or relating to this Agreement, any Buyer Financing, the Debt Commitment Letter, the definitive documentation with respect to any Buyer Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (e) agrees that none of the Financing Sources will have any liability to the Seller, the Company, any other member of the Company Group or any of their respective Subsidiaries or their respective controlled Affiliates or Representatives relating to or arising out of this Agreement, any Buyer Financing, the Debt Commitment Letter, the definitive documentation with respect to any Buyer Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Seller, the Company, any other member of the Company Group or any of their respective Subsidiaries or any of their respective controlled Affiliates or Representatives shall bring or support any Action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against any of the Financing Sources relating to or in any way arising out of this Agreement, any Buyer Financing, the Debt Commitment Letter, the definitive documentation with respect to any Buyer Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) agrees in no event will the Seller, the Company, any other member of the Company Group or any of their respective Subsidiaries or their respective Affiliates or Representatives be entitled directly to specific performance of any commitment letter or similar agreement entered into by the Buyer or its Affiliates for any Buyer Financing against any of the Financing Sources providing such Buyer Financing; and (g) agrees that (i) that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 11.20, Section 11.4, Section 11.9 and Section 11.11 (or the definitions of any terms used in this Section 11.20, Section 11.4, Section 11.9 and/or Section 11.11 (in each case solely to the extent that such section relates to the Financing Sources)) and (ii) any amendment, waiver or modification to the provisions in this Section 11.20, Section 11.4, Section 11.9 and Section 11.11 (or, solely as they relate to such Section, or any of the definitions of any terms used in this Section 11.20, Section 11.4, Section 11.9 and Section 11.11) in a manner adverse to the Financing Sources shall not be effective as to the Financing Sources without the prior written consent of the Financing Sources that are arranging or have committed to provide any Buyer Financing. Notwithstanding anything contained herein to the contrary, nothing in this Section 11.20 shall in any way affect the Buyer’s or its Subsidiaries’ rights and remedies under any binding agreement to which the Buyer or any of its Subsidiaries and a Financing Source is a party, including the Debt Commitment Letter or any definitive documentation governing any Buyer Financing.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement.

COMPANY:

TITAN HOLDINGS I B.V.

By:	/s/ Florian Küppers
Name: Florian Küppers
Title: Managing Director

[Signature Page to Equity Purchase Agreement]

SELLER:

TITAN HOLDINGS COÖPERATIEF U.A.

By:	/s/ Florian Küppers
Name: Florian Küppers
Title: Managing Director

[Signature Page to Equity Purchase Agreement]

BUYER:

SONOCO PRODUCTS COMPANY

By:	/s/ Howard Coker
Name: Howard Coker
Title: President & CEO

[Signature Page to Equity Purchase Agreement]

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